Form 10-K, Exhibit 13
period 1999-12-31
MFS FINANCIAL INC
filed 2000-03-30
CIK 1094810

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following information is only a summary and you should read it in conjunction with our financial statements and notes contained in this Annual Report.


                                                       At or For the Year Ended December 31,
                                        ---------------------------------------------------------------------

                                               1999         1998          1997         1996          1995
                                        ---------------------------------------------------------------------
                                                                   (In Thousands)
Selected Financial Condition Data:
Total assets............................    $  544,523     $469,515      $458,695     $434,389      $402,708
Loans receivable, net...................       442,787      398,146       399,290      378,290       345,738
Investment securities:
  Available-for-sale, at market value...        29,599       14,208        12,370       11,765        12,509
  Held-to-maturity......................        12,449       11,004        10,167        8,997        13,470
Total deposits..........................       364,604      365,999       344,860      330,235       312,218
Total borrowings........................        74,898       52,462        66,255       61,109        50,783
Total stockholders' equity..............        96,712       43,846        39,660       35,479        32,864

Selected Operations Data:
Total interest income...................    $   34,811     $ 34,474      $ 34,085     $ 32,427      $ 29,915
Total interest expense..................        19,242       19,690        19,082       17,851        16,429
                                            ----------     --------      --------     --------      --------

   Net interest income..................        15,569       14,784        15,003       14,576        13,486
Provision for loan losses...............           760        1,265           700          570           650
                                            ----------     --------      --------     --------      --------
Net interest income after provision for
 loan losses............................        14,809       13,519        14,303       14,006        12,836
                                            ----------     --------      --------     --------      --------
Fees and service charges................         1,728        1,544         1,316        1,132           933
Gain (loss) on sales of loans,
 mortgage-backed securities and
 investment securities..................            32          807           188           12            23
Other non-interest income...............         1,091        1,077           579          763           875
                                            ----------     --------      --------     --------      --------
Total non-interest income...............         2,851        3,428         2,083        1,907         1,831
Salaries and benefits...................         7,236        6,115         5,548        5,258         5,238
Charitable contributions................         4,570           97            69           63            52
Other expenses..........................         4,870        4,547         4,474        6,626         4,407
                                            ----------     --------      --------     --------      --------
Total non-interest expense..............        16,676       10,759        10,091       11,947         9,697
                                            ----------     --------      --------     --------      --------
Income before taxes.....................           984        6,188         6,295        3,966         4,970
Income tax provision....................           138        2,049         2,160        1,266         1,545
                                            ----------     --------      --------     --------      --------
Net income..............................    $      846     $  4,139      $  4,135     $  2,700      $  3,425
                                            ==========     ========      ========     ========      ========



                                                                  At or For the Year Ended December 31,
                                                    ------------------------------------------------------------
                                                     1999         1998          1997         1996          1995
                                                     ----         ----          ----         ----          ----
Selected Financial Ratios and Other
Data:
Performance Ratios:
  Return on average assets (ratio of net
    income to average total assets)(1)..             0.17%        0.89%         0.93%        0.64%         0.87%
  Return on average equity (ratio of
     net income to average equity)(1)....            1.83         9.83         11.36         7.79         10.92
  Interest rate spread (average during
   period)..............................             3.24         3.21          3.34         3.42          3.39
  Net interest margin(2)................             3.41         3.42          3.58         3.66          3.63
  Ratio of operating expense to average
    total assets(1).....................             3.35         2.31          2.28         2.84          2.46
  Ratio of average interest-earning
    assets to average interest-bearing
    liabilities.........................           104.05       104.56        105.18       105.48        105.87
  Efficiency ratio(1)(3)................            90.53        59.08         59.06        72.48         63.31

Asset Quality Ratios:
  Non-performing assets to total assets
   at end of period.....................             0.30         0.29          0.62         0.49          0.59
  Non-performing loans to total
    loans...............................             0.17         0.28          0.19         0.40          0.60
  Allowance for loan losses to non-
   performing loans.....................           467.61       307.36        406.71       193.65        129.60
  Allowance for loan losses to loans
   receivable, net......................             0.82         0.85          0.77         0.78          0.79

Capital Ratios:
  Equity to total assets at end of
    period..............................            17.76         9.34          8.65         8.17          8.16
  Average equity to average assets......             9.29         9.06          8.22         8.24          7.95

Other Data:
  Number of full-service offices........            13           12            12           11            11
---------------------

(1) Excluding the effect of the $4.5 million contribution to the charitable foundation, return on average assets would have been .76%, return on average equity would have been 8.23%, operating expenses to average assets would have been 2.45% and the efficiency ratio would have been 66.23%.
(2)  Net interest income divided by average interest earning assets.
(3) Total non-interest expense divided by net interest income plus total non-interest income.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     MFS Financial, Inc., a Maryland corporation, is a savings and loan holding company which has as its wholly-owned subsidiary Mutual Federal Savings Bank. MFS Financial was formed in September 1999 to become the holding company of Mutual Federal in connection with Mutual Federal's conversion from mutual to stock form of organization on December 29, 1999. The words "we," "our" and "us" refer to MFS Financial and Mutual Federal on a consolidated basis, except that references to us prior to December 29, 1999 refer only to Mutual Federal.

     Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences and in a variety of consumer loans. We also originate loans secured by commercial and multi-family real estate, commercial business loans and construction loans secured primarily by residential real estate. We are headquartered in Muncie, Indiana and have 13 retail offices primarily serving Delaware, Randolph and Kosciusko counties in Indiana. We also originate mortgage loans in contiguous counties and we originate indirect consumer loans throughout Indiana and western Ohio.

     The following discussion is intended to assist your understanding of our financial condition and results of operations. The information contained in this section should be read in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements.

     Our results of operations depend primarily on our net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Our results of operations also are affected by the level of our noninterest income and expenses and income tax expense.

FORWARD-LOOKING STATEMENTS

     This discussion contains various forward-looking statements which are based on assumptions and describe our future plans and strategies and our expectations. These forward-looking statements are generally identified by words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

MANAGEMENT STRATEGY

     Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving customers in our market areas. Our commitment is to provide a broad range of products and services to meet the needs of our customers. As part of this commitment, we are looking to increase our emphasis on commercial business products and services. We are also in the process of creating a fully interactive transactional website. In addition, we are continually looking at cost-effective ways to expand our market area.

     Financial highlights of our strategy include:

     o CONTINUING AS A DIVERSIFIED LENDER. We have been successful in diversifying our loan portfolio to reduce our reliance on any one type of loan. Since 1994, approximately 32% of our loan portfolio has consisted of consumer, multi-family and commercial real estate and commercial business loans.

     o CONTINUING AS A LEADING ONE- TO FOUR-FAMILY LENDER. We are one of the largest originators of one- to four-family residential loans in our three county market area. During 1999, we originated $71.3 million of one- to four-family residential loans.

     o CONTINUING OUR STRONG ASSET QUALITY. Since 1994, our ratio of non-performing assets to total assets has not exceeded .62% and at December 31, 1999 this ratio was .30%.

     o CONTINUING OUR STRONG CAPITAL POSITION. As a result of our conservative risk management and consistent profitability, we have historically maintained a strong capital position. At December 31, 1999, our ratio of stockholders' equity to total assets was 17.8%.

ASSET AND LIABILITY MANAGEMENT AND MARKET RISK

     OUR RISK WHEN INTEREST RATES CHANGE. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

     HOW WE MEASURE OUR RISK OF INTEREST RATE CHANGES. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk, we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Mutual Federal's board of directors sets and recommends our asset and liability policies which are implemented by the asset and liability management committee. The asset and liability management committee is chaired by the chief financial officer and is comprised of members of our senior management. The purpose of the asset and liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The asset and liability management committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets monthly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. At each meeting, the asset and liability management committee recommends appropriate strategy changes based on this review. The chief financial officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

     In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have sought to:

     o originate and purchase adjustable rate mortgage loans and commercial business loans,

     o    originate shorter-term consumer loans,

     o    manage our deposits to establish stable deposit relationships,

     o acquire longer-term borrowings at fixed interest rates, when appropriate, to offset the negative impact of longer-term fixed rate loans in our loan portfolio, and

     o    limit the percentage of fixed-rate loans in our portfolio.

Depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may increase our interest rate risk position somewhat in order to maintain our net interest margin. We intend to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans. In addition, in an effort to maintain our limit on the percentage of fixed-rate loans, in 1998, we sold $35.1 million of fixed-rate, one- to four-family mortgage loans in the secondary market.

     The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by our board of directors.

     The Office of Thrift Supervision provides Mutual Federal with the information presented in the following tables. The tables present the change in our net portfolio value at December 31, 1999 and 1998 that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.


                                              December 31, 1999
------------------------------------------------------------------------------------------------------
     Change in
 Interest Rates in                                                              Net Portfolio Value
Basis Points ("bp")                     Net Portfolio Value                    as % of PV of Assets
   (Rate Shock           -------------------------------------------------  --------------------------
   in Rates)(1)             $ Amount         $ Change         % Change      NPV Ratio         Change
-----------------        ---------------  ---------------  ---------------  ---------       ----------
      +300 bp                41,797          (29,979)             (42)          8.40           (498)
      +200 bp                52,208          (19,568)             (27)         10.23           (316)
      +100 bp                62,435           (9,341)             (13)         11.92           (147)
         0 bp                71,776              ---              ---          13.39            ---
      -100 bp                79,142            7,366               10          14.48            109
      -200 bp                84,484           12,709               18          15.21            182
      -300 bp                88,638           16,862               23          15.74            236



                                              December 31, 1998
------------------------------------------------------------------------------------------------------
     Change in
 Interest Rates in                                                              Net Portfolio Value
Basis Points ("bp")                     Net Portfolio Value                    as % of PV of Assets
   (Rate Shock           -------------------------------------------------  --------------------------
   in Rates)(1)             $ Amount         $ Change         % Change      NPV Ratio         Change
-----------------        ---------------  ---------------  ---------------  ---------       ----------


      +300 bp                31,509          (15,656)             (33)           7.04         (292)
      +200 bp                37,901           (9,264)             (20)           8.29         (167)
      +100 bp                43,368           (3,797)              (8)           9.30          (66)
        0 bp                 47,165              ---              ---            9.96          ---
      -100 bp                48,863            1,698                4           10.20           24
      -200 bp                49,910            2,745                6           10.31           35
      -300 bp                52,273            5,109               11           10.65           69

-----------

(1) Assumes an instantaneous uniform change in interest rates at all maturities.


     The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the tables.

FINANCIAL CONDITION AT DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998

     GENERAL. Our total assets increased by $75 million, or 16%, to $544.5 million at December 31, 1999 from $469.5 million at December 31, 1998. The increase was mainly due to an increase in net loans of $44.6 million, or 11.2%, an increase in investment securities of $16.8 million, or 66.8%, and an increase in cash for Y2K preparation of $7.8 million, or 69%. These increases were funded primarily by an increase of $22.4 million in borrowed funds and the net proceeds of $49.9 million from our stock offering as part of the Bank's mutual-to-stock conversion.

     LOANS. Our net loan portfolio increased from $398.1 million at December 31, 1998 to $442.8 million at December 31, 1999. The increase in the loan portfolio over this time period was due to continued strong loan demand caused by a combination of a strong economy and low interest rates. The loan portfolio increased most in the one- to four-family category, from $264.5 million at December 31, 1998 to $286.6 million at December 31, 1999 and in the RV/Boat loan category from $42.7 million at December 31, 1998 to $58.0 million at December 31, 1999.

     SECURITIES. Investment securities amounted to $25.2 million at December 31, 1998 and $42.0 million at December 31, 1999. The increase of $16.8 million, or 66.7%, was primarily due to the investment of a portion of the conversion proceeds.

     LIABILITIES. Our total liabilities increased $22.1 million, or 5.2%, to $447.8 million at December 31, 1999 from $425.7 million at December 31, 1998. This increase was due primarily to an increase in borrowed funds of $22.4 million.

     STOCKHOLDERS' EQUITY. Stockholders' equity increased $52.9 million from $43.8 million at December 31, 1998 to $96.7 million at December 31, 1999. The increase was primarily due to net proceeds from our stock offering of $49.9 million, stock contributed to the charitable foundation of $2.2 million and net income for 1999 of $846,000. These increases were partially offset by a decrease in the unrealized gains (losses) on securities available for sale of $328,000.

FINANCIAL CONDITION AT DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997

     GENERAL. Our total assets increased by $10.8 million, or 2.4%, to $469.5 million at December 31, 1998 from $458.7 million at December 31, 1997, despite the sale of $35.1 million of loans during 1998 and the use of a portion of the proceeds from this sale to pay down Federal Home Loan Bank advances.

     LOANS. Our net loan portfolio decreased from $399.3 million at December 31, 1997 to $398.1 million at December 31, 1998. The decrease in the loan portfolio over this time period was due to the sale of $35.1 million of one- to four-family fixed-rate long term loans during the year for asset/liability management purposes. Loan origination volume for 1998 exceeded volume for 1997 by $47.3 million.

     SECURITIES. Investment securities amounted to $22.5 million at December 31, 1997, and $25.2 million at December 31, 1998. The increase of $2.7 million, or 11.9%, was primarily a result of the reinvestment of some of the proceeds from the loan sales discussed above.

     LIABILITIES. Our total liabilities increased $6.7 million, or 1.6%, to $425.7 million at December 31, 1998 from $419.0 million at December 31, 1997. This increase was due primarily to an increase in deposits of $21.1 million, partially due to aggressively marketing our money market accounts. In November 1997, we acquired $14.1 million in deposits and an insignificant amount of loans and other assets as part of an acquisition of a branch facility of another bank in Albany, Indiana. This increase was partially offset by a $13.8 million decrease in borrowed funds, which were paid off through the proceeds from the loan sales.

     EQUITY. Total equity amounted to $43.8 million, or 9.3% of total assets, at December 31, 1998 and $39.7 million, or 8.7% of total assets, at December 31, 1997. This increase in equity was due to continued profitable operations.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                                Year Ended December 31,
                                                      ----------------------------------------------------------------------

                                                                     1999                                1998
                                                      ----------------------------------------------------------------------
                                                         Average    Interest   Average      Average    Interest    Average
                                                       Outstanding   Earned/   Yield/     Outstanding   Earned/    Yield/
                                                         Balance      Paid      Rate        Balance      Paid       Rate
                                                       -----------  --------   -------    -----------   -------    -------
 Interest-Earning Assets:
  Interest-bearing deposits..........................  $   3,664    $   161     4.39%       $  7,330    $   358     4.88%
  Trading account securities.........................      1,134         67     5.91             337         20     5.93
  Mortgage-backed securities:
     Available-for-sale..............................      5,006        323     6.45           4,575        329     7.19
  Investment securities
     Available-for-sale..............................      8,294        470     5.67           7,001        416     5.94
     Held-to-maturity................................     12,365        733     5.93           9,642        584     6.06
  Loans receivable...................................    422,611     32,739     7.75         399,982     32,488     8.12
  Stock in FHLB of Indianapolis......................      3,926        318     8.10           3,612        279     7.72
                                                       ---------    -------                 --------    -------
  Total interest-earning assets(1)...................    457,000     34,811     7.62         432,479     34,474     7.97
                                                                    -------                             -------
Non-interest earning assets, net of allowance for
 loan losses and unrealized gain/loss................     40,162                              32,362
                                                       ---------                            --------
  Total assets.......................................  $ 497,162                            $464,841
                                                       =========                            ========
Interest-Bearing Liabilities:
 Demand and NOW accounts.............................  $  54,122        553     1.02        $ 49,646        745     1.50
 Savings deposits....................................     42,709        853     2.00          41,332      1,038     2.51
 Money market accounts...............................     29,299      1,056     3.60          16,442        560     3.41
 Certificate accounts................................    252,452     13,392     5.30         250,953     14,100     5.62
                                                       ---------    -------                 --------    -------
 Total deposits......................................    378,582     15,854     4.19         358,373     16,443     4.59
 Borrowings..........................................     60,620      3,388     5.59          55,234      3,247     5.88
                                                       ---------    -------                 --------    -------
  Total interest-bearing liabilities.................    439,202     19,242     4.38         413,607     19,690     4.76
                                                                    -------                             -------
 Other liabilities...................................     11,767                               9,115
                                                       ---------                            --------
  Total liabilities..................................    450,969                             422,722
 Stockholders' equity................................     46,193                              42,119
                                                       ---------                            --------
   Total liabilities and stockholders' equity........  $ 497,162                            $464,841
                                                       =========                            ========

Net earning assets...................................  $  17,798                            $ 18,872
                                                       =========                            ========
Net interest income..................................               $15,569                             $14,784
                                                                    =======                             =======
Net interest rate spread.............................                           3.24%                               3.21%
                                                                               ======                              =====
Net yield on average interest-earning assets.........                           3.41%                               3.42%
                                                                               ======                              =====
Average interest-earning assets to
 average interest-bearing liabilities................    104.05%                             104.56%
                                                        =======                             =======


                                                           Year Ended December 31, 1997
                                                         ---------------------------------
                                                           Average    Interest     Average
                                                         Outstanding   Earned/     Yield/
                                                           Balance      Paid        Rate
                                                         -----------  --------     -------
  Interest-Earning Assets:
  Interest-bearing deposits..........................      $  3,908    $   217      5.55%
  Trading account securities.........................           603         39      6.47
  Mortgage-backed securities:
     Available-for-sale..............................         4,498        334      7.43
  Investment securities
     Available-for-sale..............................         8,164        486      5.95
     Held-to-maturity................................         8,995        478      5.31
  Loans receivable...................................       389,731     32,242      8.27
  Stock in FHLB of Indianapolis......................         3,470        289      8.33
                                                           --------    -------
  Total interest-earning assets(1)...................       419,369     34,085      8.13
                                                                       -------
Non-interest earning assets, net of allowance for
 loan losses and unrealized gain/loss................        23,849
                                                           --------
  Total assets.......................................      $443,218
                                                           ========
Interest-Bearing Liabilities:
 Demand and NOW accounts.............................      $ 44,803        719      1.60
 Savings deposits....................................        40,224      1,114      2.77
 Money market accounts...............................        12,888        391      3.03
 Certificate accounts................................       239,311     13,179      5.51
                                                           --------    -------
 Total deposits......................................       337,226     15,403      4.57
 Borrowings..........................................        61,491      3,679      5.98
                                                           --------    -------
  Total interest-bearing liabilities.................       398,717     19,082      4.79
                                                                       -------
 Other liabilities...................................         8,086
                                                           --------
  Total liabilities..................................       406,803
 Stockholders' equity................................        36,415
                                                           --------
   Total liabilities and stockholders' equity........      $443,218
                                                           ========

Net earning assets...................................      $ 20,652
                                                           ========
Net interest income..................................                  $15,003
                                                                       =======
Net interest rate spread.............................                               3.34%
                                                                                   =====
Net yield on average interest-earning assets.........                               3.58%
                                                                                   =====
Average interest-earning assets to
 average interest-bearing liabilities................       105.18%
                                                           =======

----------------

     (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

                                        9

RATE/VOLUME ANALYSIS

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                      Year Ended December 31,
                                              ------------------------------------------------------------------------
                                                         1999 vs. 1998                       1998 vs. 1997
                                              ------------------------------------  ----------------------------------
                                                    Increase                              Increase
                                                   (Decrease)                            (Decrease)
                                                     Due to              Total             Due to            Total
                                              --------------------     Increase     -------------------    Increase
                                               Volume       Rate      (Decrease)    Volume       Rate     (Decrease)
                                              --------     ------     ----------    ------       ----     ----------
Interest-earning assets:
 Interest-bearing deposits..................   $ (164)    $   (33)       $(197)      $ 170       $ (29)     $  141
 Trading accounting securities..............       47         ---           47         (16)         (3)        (19)
 Mortgage-backed securities.................       29         (35)          (6)          6         (11)         (5)
 Investment securities:
   Available-for-sale......................        74         (20)          54         (69)         (1)        (70)
   Held-to-maturity.........................      162         (13)         149          36          70         106
 Loans receivable...........................    1,791      (1,540)         251         839        (593)        246
 Stock in FHLB of Indianapolis..............       25          15           40          12         (22)        (10)
                                               ------     -------        -----       -----       -----      ------

   Total interest-earning assets............   $1,964     $(1,626)         338       $ 978       $(589)        389
                                               ======     =======        -----       =====       =====      ------

Interest-bearing liabilities:
 Demand and NOW accounts....................   $   62     $  (254)        (192)      $  75       $ (49)         26
 Savings deposits...........................       36        (309)        (273)         30        (106)        (76)
 Money market accounts......................      462          34          496         117          52         169
 Certificate accounts.......................       83        (703)        (620)        650         271         921
 Borrowings.................................      306        (165)         141        (369)        (63)       (432)
                                               ------     --------       -----       -----       -----     -------

   Total interest-bearing liabilities.......   $  949     $(1,397)        (448)      $ 503       $ 105         608
                                               ======     =======        -----       =====       =====     -------

Net interest income.........................                             $ 786                                (219)
                                                                         =====                              ======


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND
1998

     GENERAL. Net income for year ended December 31, 1999 decreased $3.3 million to $846,000 compared to $4.1 million for the year ended December 31, 1998. The decline in net income was primarily due to a one-time nonrecurring $4.5 million contribution to the Mutual Federal Savings Bank Charitable Foundation, Inc. made in connection with the stock conversion.

     NET INTEREST INCOME. Net interest income increased $786,000, or 5.3%, to $15.6 million for 1999 from $14.8 million for 1998 reflecting a $448,000 or 2.3% decrease in interest expense and a $338,000 or 1% increase in interest income. Our interest rate spread increased to 3.24% for 1999 from 3.21% for 1998. In addition, the ratio of average interest earning assets to average interest bearing liabilities decreased to 104.05% for 1999 from 104.56% for 1998.

     INTEREST INCOME. The increase in interest income during the year ended December 31, 1999 was due to an increase in the average balance of interest earning assets partially offset by a lower yield. The average balance of the loan portfolio increased $22.6 million or 5.7% to $422.6 million for 1999 from $400 million for 1998 due to continued strong loan demand. The average yield on our loan portfolio decreased from 8.12% in 1998 to 7.75% in 1999 primarily due to continued refinancing activity resulting from lower market rates of interest.

     INTEREST EXPENSE. The decrease in interest expense during the year ended December 31, 1999 was primarily due to a reduction in the average rate paid on deposits and borrowed funds from 4.76% in 1998 to 4.38% in 1999. This was partially offset by an increase in the average balances of borrowings and deposits from $413.6 million in 1998 to $439.2 million in 1999.

     PROVISION FOR LOAN LOSSES. For the year ended December 31, 1999, the provision for loan losses amounted to $760,000 compared to a provision for loan losses in 1998 of $1.3 million. The decrease was primarily due to a $500,000 provision for loans in litigation in 1998 with no corresponding provision in 1999.

     OTHER INCOME. Other income amounted to $2.9 million and $3.4 million for the years ended December 31, 1999 and 1998, respectively. For the year 1999, service charges and fee income was $1.7 million compared to $1.5 million for 1998 representing an increase of $200,000 or 13.3%. This increase was primarily due to higher fees collected as a result of increased volumes in checking account activity. Net gains on loan sales in 1998 were $806,000; there were no loan sales in 1999.

     OTHER EXPENSES. Exclusive of the $4.5 million contribution to the foundation, total operating expenses increased to $12.2 million for 1999 compared to $10.8 million for year 1998 representing an increase of $1.4 million or 13%. This increase was primarily attributed to a $1.1 million increase in salaries and employee benefits due to a full year of expense for the employee stock ownership plan in the fourth quarter, an increased bank-wide incentive bonus, increased retirement benefit cost and staff expansion in branches and business banking activity. Additionally, equipment expenses increased to $829,000 for 1999 from $613,000 for 1998 primarily due to a change in the estimated useful life of certain data processing equipment.

     INCOME TAX EXPENSE. Income tax expense decreased $1.9 million, or 93.3%, from 1998 to 1999. This variation in income tax expense is directly related to taxable income and the low income housing income tax credits earned during those years. The effective tax rate was 14% and 33.1% for 1999 and 1998, respectively. The effective rate declined in 1999 as compared to 1998 because the low-income housing income tax credits remained relatively constant while the level of income declined. The effective tax rate is expected to increase in future periods.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND
1997

     GENERAL. We reported net income of $4.1 million for the years ended December 31, 1998 and 1997.

     NET INTEREST INCOME. Net interest income decreased $219,000, or 1.5%, to $14.8 million for 1998 from $15.0 million for 1997, reflecting a $608,000, or 3.2%, increase in interest expense, partially offset by a $389,000, or 1.1%, increase in interest income. Our interest rate spread decreased to 3.21% for 1998 from 3.34% for 1997. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 104.6% for 1998 from 105.2% for 1997.

     INTEREST INCOME. The increase in interest income during the year ended December 31, 1998 was primarily due to an increase in the average balance of interest-earning assets offset by a lower yield. The average balance of the loan portfolio increased $10.3 million, or 2.6%, to $400.0 million for 1998 from $389.7 for 1997, due to increased loan demand. The average yield earned on our loan portfolio decreased from 8.27% in 1997 to 8.12% in 1998, primarily due to refinancing activity resulting from a general decrease in market rates of interest.

     INTEREST EXPENSE. The increase in interest expense during the year ended December 31, 1998 was primarily due to the increase of $21.1 million, or 6.3%, in the average balance of deposits, primarily due to the acquisition of $14.0 million in deposits at the end of 1997. This was partially offset by a decrease in the average balance of borrowings. The average rate paid on deposits increased slightly from 4.57% in 1997 to 4.59% in 1998, due to an increase in the average rate paid on certificate accounts. The average rate paid on borrowings decreased from 5.98% in 1997 to 5.88% in 1998.

     PROVISION FOR LOAN LOSSES. For the year ended December 31, 1998, the provision for loan losses amounted to $1.3 million compared to a provision for loan losses in 1997 of $700,000. The increase was primarily due to a $500,000 provision for loans in litigation.

     OTHER INCOME. Other income amounted to $3.4 million and $2.1 million for the years ended December 31, 1998 and 1997, respectively. The increase consisted primarily of a $806,000 gain from the sale of mortgage loans in 1998 compared to a $184,000 gain in 1997, as well as a growth in transaction accounts.

     OTHER EXPENSES. Other expenses increased $668,000, or 6.6%, to $10.8 million for the year ended December 31, 1998 compared to the year ended December 31, 1997. This increase was primarily due to a $567,000 or 10.2% increase in personnel expenses and a $27,000 or 4.5% increase in occupancy costs resulting from the purchase of a full service branch office late in 1997.

LIQUIDITY AND COMMITMENTS

     Mutual Federal is required to maintain minimum levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to ensure that adequate liquidity is maintained. At December 31, 1999, our regulatory liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings, was 9.93%.

     Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and to enhance our interest rate risk management.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At December 31, 1999, the total approved loan origination commitments outstanding amounted to $11.0 million. At the same date, the unadvanced portion of construction loans was $4.7 million. At December 31, 1999, unused home equity lines of credit totaled $26.0 million and outstanding letters of credit totaled $3.6 million. As of December 31, 1999, certificates of deposit scheduled to mature in one year or less totaled $158.5 million, and investment and mortgage-backed securities scheduled to mature in one year or less totaled $2.1 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with us. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

CAPITAL

     Consistent with our goals to operate a sound and profitable financial organization, Mutual Federal actively seeks to remain a "well capitalized" institution in accordance with regulatory standards. Total stockholders' equity of MFS Financial, Inc. was $96.7 million at December 31, 1999, or 17.76% of total assets on that date. As of December 31, 1999, Mutual Federal exceeded all capital requirements of the Office of Thrift Supervision. Mutual Federal's regulatory capital ratios at December 31, 1999 were as follows: core capital 13.6%; Tier I risk-based capital, 20.7%; and total risk-based capital, 21.7%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for our financial statements for all fiscal quarters for the fiscal year ending December 31, 2001. The adoption of this Statement is not expected to have a material impact on our consolidated financial statements.

IMPACT OF INFLATION

     Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Our primary assets and liabilities are monetary in nature. As a result, interest rates affect our performance more than general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may increases because of inflation. Inflation also may increase the dollar value of the collateral securing loans that we have made. We are unable to determine the extent to which properties securing our loans have appreciated in dollar value due to inflation.

SELECTED QUARTERLY FINANCIAL INFORMATION

     The following table sets forth certain quarterly results for the years ended December 31, 1999 and 1998. Earninga per share information for the periods before Mutual Federal's conversion to a stock savings bank on December 29, 1999 is not meaningful and is therefore not provided in the table below.


                                        Interest         Interest        Net Interest    Provision for
           Quarter Ended                 Income          Expense            Income        Loan-Losses        Net Income
------------------------------------------------------------------------------------------------------------------------
               1999
March                                    $ 8,247          $ 4,604           $ 3,643          $   190           $   967
June                                       8,499            4,647             3,852              190               956
September                                  8,570            4,837             3,733              190               951
December                                   9,495            5,154             4,341              190            (2,028)
                                         -------          -------           -------          -------           -------
         Total                           $34,811          $19,242           $15,569          $   760           $   846
                                         =======          =======           =======          =======           =======

               1998
March                                    $ 8,715          $ 4,960           $ 3,755          $   191           $ 1,096
June                                       8,825            5,013             3,812              192             1,135
September                                  8,459            4,883             3,576              391             1,057
December                                   9,475            4,834             3,641              491               851
                                         -------          -------           -------          -------           -------
         Total                           $34,474          $19,690           $14,784          $ 1,265           $ 4,139
                                         =======          =======           =======          =======           =======

                               MFS FINANCIAL, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements
                        December 31, 1999, 1998 and 1997

                       MFS Financial, Inc. and Subsidiary
                                Table of Contents


                                                                           Page
--------------------------------------------------------------------------------


Independent Auditor's Report                                                   1


Financial Statements

     Consolidated balance sheet                                                2

     Consolidated statement of income                                          3

     Consolidated statement of stockholders' equity                            4

     Consolidated statement of cash flows                                      5

     Notes to consolidated financial statements                                6

                          Independent Auditor's Report


     Board of Directors
     MFS Financial, Inc. and Subsidiary
     Muncie, Indiana


     We have audited the accompanying consolidated balance sheet of MFS Financial, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of MFS Financial, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

     Olive LLP


     Indianapolis, Indiana
     February 4, 2000


                                      MFS Financial, Inc. and Subsidiary
                                          Consolidated Balance Sheet



December 31                                                                                 1999             1998
---------------------------------------------------------------------------------------------------------------------------

Assets
     Cash and due from banks                                                            $  19,217,186     $  11,368,571
     Interest-bearing demand deposits                                                         765,945         1,569,531
                                                                                        -----------------------------------
            Cash and cash equivalents                                                      19,983,131        12,938,102
     Trading assets, at fair value                                                          1,234,884
     Investment securities
       Available for sale                                                                  29,598,800        14,207,620
       Held to maturity (fair value of $12,016,000 and $11,021,000)                        12,449,013        11,003,674
                                                                                        -----------------------------------
            Total investment securities                                                    42,047,813        25,211,294
     Loans, net of allowance for loan losses of $3,652,073 and $3,423,650                 442,786,919       398,146,043
     Premises and equipment                                                                 7,800,460         7,728,569
     Federal Home Loan Bank stock                                                           5,338,500         3,612,400
     Investment in limited partnerships                                                     5,274,840         5,265,796
     Cash surrender value of life insurance                                                10,806,957         9,350,000
     Foreclosed assets                                                                        728,737            45,911
     Interest receivable                                                                    2,652,959         2,186,552
     Core deposit intangibles and goodwill                                                  1,466,928         1,702,465
     Deferred income tax benefit                                                            2,670,886         1,024,450
     Other assets                                                                           1,730,426         2,303,843
                                                                                        -----------------------------------
            Total assets                                                                 $544,523,440      $469,515,425
                                                                                        ===================================

Liabilities
     Deposits
       Noninterest bearing                                                              $  14,360,929     $  14,884,904
       Interest bearing                                                                   350,243,469       351,114,505
                                                                                        -----------------------------------
            Total deposits                                                                364,604,398       365,999,409
   Securities sold under repurchase agreements                                                840,000
   Federal Home Loan Bank advances                                                         72,289,384        50,632,307
   Note payable                                                                             1,768,354         1,829,711
   Advances by borrowers for taxes and insurance                                            1,289,179         1,260,298
     Interest payable                                                                       2,153,475         2,327,966
     Other liabilities                                                                      4,866,330         3,619,938
                                                                                        -----------------------------------
            Total liabilities                                                             447,811,120       425,669,629
                                                                                        -----------------------------------

Commitments and Contingencies

Stockholders' Equity
     Preferred stock, $.01 par value
       Authorized and unissued--5,000,000 shares
     Common stock, $.01 par value
       Authorized--20,000,000 shares
       Issued and outstanding--5,819,611 shares                                                58,196
     Additional paid-in capital                                                            56,740,190
     Retained earnings                                                                     44,647,767        43,801,385
     Accumulated other comprehensive income (loss)                                           (284,047)           44,411
     Unearned employee stock ownership plan (ESOP) shares                                  (4,449,786)
                                                                                        -----------------------------------
            Total stockholders' equity                                                     96,712,320        43,845,796
                                                                                        -----------------------------------

            Total liabilities and stockholders' equity                                   $544,523,440      $469,515,425
                                                                                        ===================================


See notes to consolidated financial statements.



                                                                   (2)



                                            MFS Financial, Inc. and Subsidiary
                                             Consolidated Statement of Income



Year Ended December 31                                                         1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------

Interest and Dividend Income
     Loans receivable                                                       $32,739,166      $32,488,310    $32,241,792
     Trading account securities, at fair value                                   66,535           19,983         39,203
   Investment securities
       Mortgage-backed securities                                               323,266          329,093        334,605
       Federal Home Loan Bank stock                                             317,938          277,765        288,838
       Other investment securities                                            1,203,727          999,945        964,289
     Deposits with financial institutions                                       160,812          358,346        216,646
                                                                            -----------------------------------------------
            Total interest and dividend income                               34,811,444       34,473,442     34,085,373
                                                                            -----------------------------------------------

Interest Expense
     Deposits                                                                15,854,093       16,442,842     15,403,164
     Federal Home Loan Bank advances                                          3,350,567        3,223,168      3,647,970
     Other interest expense                                                      37,598           23,685         31,421
                                                                            -----------------------------------------------
            Total interest expense                                           19,242,258       19,689,695     19,082,555
                                                                            -----------------------------------------------

Net Interest Income                                                          15,569,186       14,783,747     15,002,818
     Provision for loan losses                                                  760,000        1,265,000        700,000
                                                                            -----------------------------------------------
   Net Interest Income After Provision for Loan Losses                       14,809,186       13,518,747     14,302,818
                                                                            -----------------------------------------------

Other Income
     Service fee income                                                       1,728,487        1,544,398      1,315,902
     Net realized gains on sales of available-for-sale securities                32,326            1,000          3,000
     Net trading assets profit (loss)                                          (189,741)          24,922         31,173
     Equity in losses of limited partnerships                                   (11,702)         (14,435)      (311,874)
     Commissions                                                                486,706          420,414        504,193
     Net gains on loan sales                                                                     805,676        184,828
     Increase in cash surrender value of life insurance                         490,957          383,856        240,000
     Other income                                                               314,817          262,302        115,701
                                                                            -----------------------------------------------
            Total other income                                                2,851,850        3,428,133      2,082,923
                                                                            -----------------------------------------------

Other Expenses
     Salaries and employee benefits                                           7,235,933        6,115,471      5,548,356
     Net occupancy expenses                                                     655,494          636,396        609,199
     Equipment expenses                                                         829,058          613,329        680,395
     Data processing fees                                                       472,621          479,001        477,643
     Advertising and promotion                                                  412,604          462,632        401,419
     Charitable contributions                                                 4,569,937           97,116         68,743
     Other expenses                                                           2,501,003        2,354,715      2,305,010
                                                                            -----------------------------------------------
            Total other expenses                                             16,676,650       10,758,660     10,090,765
                                                                            -----------------------------------------------

Income Before Income Tax                                                        984,386        6,188,220      6,294,976
     Income tax expense                                                         138,004        2,049,000      2,160,000
                                                                            -----------------------------------------------
   Net Income                                                               $   846,382     $  4,139,220   $  4,134,976
                                                                            ===============================================




See notes to consolidated financial statements.


                                                                   (3)


                                                MFS Financial, Inc. and Subsidiary
                                          Consolidated Statement of Stockholders' Equity


                                     Common Stock                                               Accumulated
                                -----------------------                                           Other
                                                        Additional                             Comprehensive Unearned
                                   Shares                Paid-in    Comprehensive   Retained     Income        ESOP
                                 Outstanding   Amount    Capital       Income       Earnings     (Loss)       Shares     Total
----------------------------------------------------------------------------------------------------------------------------------

   Balances, January 1, 1997                                                      $35,527,189  $ (47,800)              $35,479,389

     Comprehensive income
       Net income                                                    $4,134,976     4,134,976                            4,134,976
       Other comprehensive
        income, net of tax
         Unrealized gains on
          securities, net of
          reclassification
          adjustment                                                     45,295                   45,295                    45,295
                                                                   ------------
     Comprehensive income                                            $4,180,271
                                -----------------------------------============---------------------------------------------------

   Balances, December 31, 1997                                                     39,662,165     (2,505)               39,659,660

     Comprehensive income
       Net income                                                    $4,139,220     4,139,220                            4,139,220
       Other comprehensive
        income, net of tax
         Unrealized gains on
          securities, net of
          reclassification
          adjustment                                                     46,916        46,916                               46,916
                                                                   ------------
     Comprehensive income                                            $4,186,136
                                -----------------------------------============---------------------------------------------------

   Balances, December 31, 1998                                                     43,801,385     44,411                43,845,796

     Comprehensive income
       Net income                                                      $846,382       846,382                              846,382
       Other comprehensive
        loss, net of tax
         Unrealized losses on
          securities, net of
          reclassification
          adjustment                                                   (328,458)                (328,458)                 (328,458)
                                                                   ------------
     Comprehensive income                                              $517,924
                                                                   ============
     Stock issued in
      conversion, net of
      costs                     5,595,780    $55,958   $54,510,552                                                      54,566,510
     Stock contributed to
      charitable foundation       223,831      2,238     2,236,072                                                       2,238,310
     Contribution of
      unearned ESOP shares                                                                                 $(4,655,680) (4,655,680)
     ESOP shares earned                                     (6,434)                                            205,894     199,460
                                -----------------------------------               ------------------------------------------------

   Balances, December 31, 1999  5,819,611    $58,196   $56,740,190                $44,647,767 $(284,047)   $(4,449,786$96,712,320
                                ===================================               ================================================



See notes to consolidated financial statements.



                                                                   (4)

                                              MFS Financial, Inc. and Subsidiary
                                             Consolidated Statement of Cash Flows


Year Ended December 31                                                                 1999          1998           1997
------------------------------------------------------------------------------------------------------------------------------
Operating Activities
     Net income                                                                   $    846,382  $ 4,139,220   $  4,134,976
     Adjustments to reconcile net income to net cash
      provided by operating activities
       Provision for loan losses                                                       760,000    1,265,000        700,000
       Common stock contributed to charitable foundation                             2,238,310
       Securities gains                                                                (32,326)      (1,000)        (3,000)
       Net loss on disposal of premise and equipment                                    19,301
       Net loss on sale of real estate owned                                            58,676      137,112
       Securities amortization (accretion), net                                        (15,813)     (26,390)            90
       ESOP shares earned                                                              199,460
       Equity in losses of limited partnerships                                         11,702       14,435        311,874
       Amortization of net loan origination costs                                    1,371,722      842,251        840,125
       Amortization of core deposit intangibles and goodwill                           235,537      246,194         33,078
       Depreciation and amortization                                                   802,486      570,184        616,787
       Deferred income tax                                                          (1,418,864)     282,942       (269,454)
       Loans originated for sale                                                                (16,295,533)    (5,706,313)
       Proceeds from sales on loans held for sale                                                35,447,044      5,743,831
       Gains on sales of loans held for sale                                                       (548,491)       (37,518)
       Change in
         Trading account securities                                                 (1,234,884)                    454,732
         Interest receivable                                                          (466,407)     192,210        (47,054)
         Other assets                                                                  573,417     (847,971)       106,847
         Interest payable                                                             (174,491)    (141,538)        33,975
         Other liabilities                                                           1,246,392     (542,445)       405,047
         Increase in cash surrender value of life insurance                           (490,957)     (383,856)     (240,000)
       Other adjustments                                                                               6,646       258,439
                                                                                  --------------------------------------------
            Net cash provided by operating activities                                4,510,342    24,375,315     7,336,462
                                                                                  --------------------------------------------
Investing Activities
     Purchases of securities available for sale                                    (25,866,267)   (7,016,986)  (10,828,305)
     Proceeds from maturities and paydowns of securities available for sale          1,711,883     2,150,076       894,391
     Proceeds from sales of securities available for sale                            8,252,785     4,115,510     9,415,998
     Purchases of securities held to maturity                                       (8,463,897)  (11,793,604)   (5,684,297)
     Proceeds from maturities and paydowns of securities held to maturity            7,021,088    10,973,718     4,505,500
     Net change in loans                                                           (47,744,581)  (20,685,925)  (24,212,540)
     Purchases of premises and equipment                                              (874,377)   (1,461,965)     (903,571)
     Proceeds from real estate owned sales                                             266,798     1,565,489        52,425
     Purchase of FHLB of Indianapolis stock                                         (1,726,100)                   (241,700)
     Purchase of interest in limited partnership                                                  (2,085,000)
     Distribution from (to) limited partnership                                        (20,746)       55,074       137,098
     Purchases of insurance contracts                                                 (966,000)   (3,000,000)     (300,000)
     Cash received on branch acquisition                                                             309,413    11,903,914
     Other investing activities                                                        (36,319)      (22,778)      118,676
                                                                                  --------------------------------------------
            Net cash used by investing activities                                  (68,445,733)  (26,896,978)  (15,142,411)
                                                                                  --------------------------------------------
Financing Activities
     Net change in
       Noninterest-bearing, interest-bearing demand and savings deposits             1,275,554    23,571,794    (9,259,396)
       Certificates of deposits                                                     (2,670,565)   (2,784,446)    9,811,301
       Securities sold under repurchase agreements                                     840,000                  (1,400,000)
     Repayment of note payable                                                         (61,357)      (25,566)
     Proceeds from FHLB advances                                                   157,000,000    53,700,000   113,195,000
     Repayment of FHLB advances                                                   (135,342,923)  (69,322,214) (106,649,421)
     Net change in advances by borrowers for taxes and insurance                        28,881       (28,351)      (83,756)
     Proceeds from sale of common stock, net of costs                               49,910,830
                                                                                  --------------------------------------------
            Net cash provided by financing activities                               70,980,420     5,111,217     5,613,728
                                                                                  --------------------------------------------

Net Change in Cash and Cash Equivalents                                              7,045,029     2,589,554    (2,192,221)

Cash and Cash Equivalents, Beginning of Year                                        12,938,102    10,348,548    12,540,769
                                                                                  --------------------------------------------
Cash and Cash Equivalents, End of Year                                             $19,983,131   $12,938,102   $10,348,548
                                                                                  ============================================
Additional Cash Flows Information
     Interest paid                                                                 $19,416,749   $19,831,233   $19,048,580
     Income tax paid                                                                 1,716,402     2,524,700     2,449,536
     Transfers from loans to foreclosed real estate                                    971,983       128,288     1,873,356
     Note payable issued for investment in limited partnership                                     1,855,277
     Loans transferred to loans held for sale                                                     18,603,020
     Mortgage servicing rights capitalized                                                           257,185       146,828
     Common stock issued to ESOP leveraged with an employee loan                     4,655,680



See notes to consolidated financial statements.


                                                                   (5)

                       MFS Financial, Inc. and Subsidiary
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of MFS Financial, Inc. (Company) and its wholly owned subsidiary, Mutual Federal Savings Bank (Bank) and the Bank's wholly owned subsidiaries, First MFSB Corporation and Third MFSB Corporation, conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

During 1998, Kosciusko Service Corporation, a formerly wholly owned subsidiary of the Bank, was merged into the Bank.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership of the Bank. The Bank operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Bank generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in Delaware, Kosciusko, Randolph and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. First MFSB sells various insurance products. Third MFSB offers tax deferred annuities and long-term health care and life insurance products.

Consolidation--The consolidated financial statements include the accounts of the
Company  and  the  Bank  after   elimination   of  all   material   intercompany
transactions.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity, or included in the trading account and marketable equity securities not classified as trading, are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax. Trading account securities are held for resale in anticipation of short-term market movements and are valued at fair value. Gains and losses, both realized and unrealized, are included in other income.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

                                       (6)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investmen in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual maturity of the loans.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1999, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 3 to 50 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Investment in limited partnerships is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.




                                       (7)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Intangible  assets  are  being  amortized   primarily  on  a  straight-line  and
accelerated basis over a period of 15 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share will be computed based upon the weighted average common and potential common shares outstanding during the period subsequent to the Bank's conversion to a stock savings bank on December 29, 1999. Net income per share for the periods prior to the conversion is not meaningful.

Reclassifications of certain amounts in the 1998 and 1997 consolidated financial statements have been made to conform to the 1999 presentation.


Note 2 -- Conversion

On December 29, 1999, the Bank completed the conversion from a federally chartered mutual institution to a federally chartered stock savings bank and the formation of the Company as the holding company of the Bank. As part of the conversion, the Company issued 5,595,780 shares of common stock at $10 per share. Net proceeds of the Company's stock issuance, after costs of $1,391,000 and excluding the shares issued for the ESOP, were $49,911,000, of which $27,284,000 was used to acquire 100% of th stock and ownership of the Bank. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests. In connection with the Conversion, the Company contributed 223,831 shares of common stock and cash of $2,238,000 to Mutual Federal Savings Bank Charitable Foundation, Inc. (the Foundation), a charitable foundation dedicated to community development activities in the Company's market areas. This resulted in the recognition of an additional $4,477,000 charitable contribution expense for the year ended December 31, 1999.

Note 3 -- Restriction on Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 1999, was $2,925,000.



                                       (8)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 4 -- Investment Securities


                                                                                             1999
                                                          -----------------------------------------------------------------
                                                                                 Gross          Gross
                                                               Amortized       Unrealized     Unrealized         Fair
December 31                                                      Cost           Gains           Losses          Value
---------------------------------------------------------------------------------------------------------------------------

         Available for sale
              Mortgage-backed securities                       $  9,517           $25           $(155)          $  9,387
              Collateralized mortgage obligations                 4,584                           (48)             4,536
              Federal agencies                                    2,416                           (34)             2,382
              Corporate obligations                               7,781                           (74)             7,707
              Marketable equity securities                        5,781                          (194)             5,587
                                                          -----------------------------------------------------------------
                Total available for sale                         30,079            25            (505)            29,599
                                                          -----------------------------------------------------------------
         Held to maturity
              Federal agencies                                   10,200                          (413)             9,787
              Corporate obligations                               2,099                           (20)             2,079
              Municipal obligation                                  150                                              150
                                                          -----------------------------------------------------------------
                Total held to maturity                           12,449                          (433)            12,016
                                                          -----------------------------------------------------------------
                Total investment securities                     $42,528           $25           $(938)           $41,615
                                                          =================================================================


                                                                                             1998
                                                          -----------------------------------------------------------------
                                                                                 Gross          Grosss
                                                               Amortized       Unrealized     Unrealized         Fair
December 31                                                      Cost           Gains           Losses          Value
---------------------------------------------------------------------------------------------------------------------------
         Available for sale
              Mortgage-backed securities                       $  5,129          $171           $  (3)          $  5,297
              Federal agencies                                    1,244            42                              1,286
              Marketable equity securities                        7,761                          (136)             7,625
                                                          -----------------------------------------------------------------
                Total available for sale                         14,134           213            (139)            14,208
                                                          -----------------------------------------------------------------

         Held to maturity
              Federal agencies                                    6,220            13             (13)             6,220
              Corporate obligations                               4,634            22              (5)             4,651
              Municipal                                             150                                              150
                                                          -----------------------------------------------------------------
                Total held to maturity                           11,004            35             (18)            11,021
                                                          -----------------------------------------------------------------

                Total investment securities                     $25,138          $248           $(157)           $25,229
                                                          =================================================================

Marketable equity securities consist of shares in mutual funds which invest in government obligations and mortgage-backed securities.


                                       (9)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The amortized cost and fair value of securities held to maturity and available for sale at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            1999
                                                        -------------------------------------------------------------------
                                                                    Available for Sale                 Held to Maturity
                                                        -------------------------------------------------------------------
                                                             Amortized          Fair           Amortized           Fair
December 31                                                    Cost             Value            Cost              Value
---------------------------------------------------------------------------------------------------------------------------
       Within one year                                                                         $  1,862          $  1,854
       One to five years                                     $  8,283         $  8,197            5,944             5,778
       Five to ten years                                          970              956            3,493             3,336
       After ten years                                            501              500            1,150             1,048
                                                        -------------------------------------------------------------------
                                                                9,754            9,653           12,449            12,016
       Mortgage-backed securities                               9,517            9,387
       Collateralized mortgage obligations                      4,584            4,536
       Small Business Administration                              443              436
       Marketable equity securities                             5,781            5,587
                                                        -------------------------------------------------------------------

                Totals                                        $30,079          $29,599          $12,449           $12,016
                                                        ===================================================================

Securities with a carrying value of $30,159,000 and $12,803,000 were pledged at December 31, 1999 and 1998 to secure FHLB advances.

Proceeds from sales of securities available for sale during the years ended December 31, 1999, 1998 and 1997 were $8,253,000, $4,116,000 and $9,416,000.
Gross gains of $79,000, $1,000 and $3,000 were realized on those sales in 1999, 1998 and 1997. Gross losses of $47,000 were recognized on those sales in 1999.

Trading account securities at December 31, 1999 consisted of U. S. Government bonds with a fair value of $1,235,000. Unrealized holding losses of $212,000 were included in earnings for the year ended December 31, 1999 and there were no unrealized holding gains or losses on trading securities included in earnings in 1998 and 1997. Trading account securities with a carrying value of $823,000 were pledged at December 31, 1999 to secure repurchase agreements.




                                      (10)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 5 -- Loans and Allowance



December 31                                                    1999             1998
-----------------------------------------------------------------------------------------
       Loans
         Real estate loans
           One-to-four family                                 $286,578          $264,461
           Multi family                                          5,544             6,282
           Commercial                                           14,559            10,293
           Construction and development                         12,470            11,805
                                                       ----------------------------------
                                                               319,151           292,841
                                                       ----------------------------------
         Consumer loans
           Auto                                                 19,887            17,820
           Home equity                                          10,585            10,253
           Home improvement                                     14,588            12,108
           Mobile home                                          12,305            15,466
           Recreational vehicles                                25,629            19,100
           Boats                                                32,374            23,608
           Credit cards                                          2,180             2,281
           Other                                                 2,374             3,472
                                                       ----------------------------------
                                                               119,922           104,108
         Commercial business loans                              10,764             7,285
                                                       ----------------------------------
                                                               449,837           404,234

         Undisbursed portion of loans                           (4,844)           (3,353)
         Deferred loan fees, and costs, net                      1,446               689
         Allowance for loan losses                              (3,652)           (3,424)
                                                       ----------------------------------
                Total loans                                   $442,787          $398,146
                                                       ==================================


                                      (11)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Year Ended December 31                                                       1999          1998          1997
---------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses
       Balances, January 1                                                    $3,424        $3,091         $2,990
       Provision for losses                                                      760         1,265            700
       Recoveries on loans                                                       119           106             91
       Loans charged off                                                        (651)       (1,038)          (690)
                                                                       ---------------------------------------------
       Balances, December 31                                                  $3,652        $3,424         $3,091
                                                                       =============================================


Information on impaired loans is summarized below.


December 31                                                                                               1998
---------------------------------------------------------------------------------------------------------------------------
Impaired loans with an allowance                                                                            $504
                                                                                                     ===============
Allowance for impaired loans included in the Company's allowance for loan losses                            $100
                                                                                                     ===============


Year Ended December 31                                                           1999         1998         1997
---------------------------------------------------------------------------------------------------------------------------
Average balance of impaired loans                                                 $429         $517         $949
Interest income recognized on impaired loans                                         9           56
Cash-basis interest included above                                                   9           56


There were no impaired loans at December 31, 1999 and 1997.


Note 6 -- Premises and Equipment


December 31                                                                                  1999            1998
---------------------------------------------------------------------------------------------------------------------------
Cost
       Land                                                                                  $1,691         $1,557
       Buildings and land improvements                                                        8,269          8,213
       Equipment                                                                              5,236          4,635
                                                                                      ------------------------------
         Total cost                                                                          15,196         14,405
Accumulated depreciation                                                                     (7,396)        (6,676)
                                                                                      ------------------------------

         Net                                                                                 $7,800         $7,729
                                                                                      ==============================

                                      (12)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 7 -- Investment In Limited Partnerships


December 31                                                                                     1999           1998
---------------------------------------------------------------------------------------------------------------------------

Pedcor Investments 1988-V (98.97 percent ownership, equity method of accounting)             $  522         $   523
Pedcor Investments 1990-XIII (99.00 percent ownership, equity method of accounting)             683             696
Pedcor Investments 1990-XI (19.79 percent ownership, at amortized cost)                          96             107
Pedcor Investments 1997-XXVlll (99.00 percent ownership, equity method of accounting)         3,974           3,940
                                                                                            -------------------------------
                                                                                             $5,275          $5,266
                                                                                            ===============================

The limited partnerships build, own and operate apartment complexes. The Company records its equity in the net income or loss of the Pedcor Investments 1988-V, 1990-XIII, and 1997-XXVIII based on the Company's interest in the partnerships. The Company has recorded its investment in Pedcor Investments 1990-XI, which represents less than a 20 percent ownership, at amortized cost and records income when distributions are received. In addition, the Company has recorded the benefit of low income housing credits of $262,000 for 1999, 1998 and 1997. Condensed financial statements for Pedcor Investments 1988-V, 1990-XIII, and 1997-XXVIII recorded under the equity method of accounting are as follows:


 December 31                                                       1999            1998
--------------------------------------------------------------------------------------------
Condensed statement of financial condition
  Assets
   Cash                                                          $     313       $     198
   Land and property                                                22,401          18,664
   Other assets                                                      1,694           6,303
                                                             -------------------------------

        Total assets                                               $24,408         $25,165
                                                             ===============================

  Liabilities
   Notes payable                                                   $22,656         $23,021
   Other liabilities                                                   820           1,020
                                                             -------------------------------
        Total liabilities                                           23,476          24,041
                                                             -------------------------------
  Partners' equity (deficit)
   General partners                                                 (2,423)         (2,194)
   Limited partners                                                  3,355           3,318
                                                             -------------------------------
        Total partners' equity                                         932           1,124
                                                             -------------------------------

        Total liabilities and partners' equity                     $24,408         $25,165
                                                             ===============================


                                      (13)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)



Year Ended December 31                                                            1999         1998          1997
---------------------------------------------------------------------------------------------------------------------------
Condensed statement of operations
        Total revenue                                                           $2,497        $2,389        $2,418
        Total expenses                                                           2,499         2,377         2,418
                                                                            -----------------------------------------
          Net income                                                          $     (2)     $     12      $      0
                                                                            =========================================

Note 8 -- Deposits


December 31                                                                               1999              1998
---------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing demand                                                             $  14,361         $  14,885
Interest-bearing demand                                                                   38,199            42,354
Regular passbook                                                                          37,601            39,418
90-day passbook                                                                            2,191             2,824
Money market savings                                                                      42,091            33,686
Certificates and other time deposits of $100,000 or more                                  44,804            36,148
  Other certificates                                                                     185,357           196,684
                                                                                 -----------------------------------

         Total deposits                                                                 $364,604          $365,999
                                                                                 ===================================

Certificates including other time deposits of $100,000 or more maturing in years ending December 31:


2000                                                           $158,502
2001                                                             55,516
2002                                                              7,848
2003                                                              4,535
2004                                                              3,760
                                                         ----------------

                                                               $230,161
                                                         ================


Note 9 -- Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements consist of obligations of the Company to other parties. The obligations are secured by U. S. Treasury bonds and such collateral is held in trust at a financial services company.

There was one outstanding agreement of $840,000 at December 31, 1999 maturing January 13, 2000 and none at the end of 1998 nor were there any outstanding agreements at any month-end during 1998. The maximum amount of outstanding agreements at any month-end during 1999 and 1997 totaled $895,000 and $875,000 respectively. The monthly average of such agreements totaled $400,000, $2,000 and $20,000 for the years ended December 31, 1999, 1998 and 1997.


                                      (14)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 10 -- Federal Home Loan Bank Advances

                                                   Weighted
                                                   Average
Maturities Year Ending December 31                   Rate            Amount
------------------------------------------------------------------------------
         2000                                       5.89%           $45,205
         2001                                       5.23              1,000
         2002                                       5.91              2,000
         2003                                       5.09              8,131
         2004
         Thereafter                                 5.43             15,953
                                                                ----------------

                                                    5.69%           $72,289
                                                                ================

The terms of a security agreement with the FHLB require the Bank to pledge as collateral for advances and outstanding letters of credit both qualifying first mortgage loans and investment securities in an amount equal to at least 170 percent of these advances and letters of credit. Advances are subject to restrictions or penalties in the event of prepayment.


Note 11 -- Note Payable

The Bank has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXVIII, L.P. of $1,768,000 at December 31, 1999 and $1,830,000
at December 31, 1998 payable in semiannual installments through January 1, 2010. At December 31, 1999 and 1998, the Bank was obligated under an irrevocable direct pay letter of credit for the benefit of a third party in the amount of $1,254,000 relating to this note and the financing for an apartment project by Pedcor Investments 1997-XXVIII L.P. (see Note 7).



                                                                     Note
                                                                    Payable
Maturities Year Ending December 31                                  Pedcor
--------------------------------------------------------------------------------

2000                                                               $     61
2001                                                                     61
2002                                                                     61
2003                                                                     61
2004                                                                     61
Thereafter                                                            1,463
                                                                 ---------------

                                                                     $1,768
                                                                 ===============




                                      (15)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 12 -- Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans consist of the following:


December 31                                       1999            1998            1997
-----------------------------------------------------------------------------------------------
Mortgage loan portfolio serviced for
       Freddie Mac                               $22,128         $26,906          $16,785
       Fannie Mae                                  9,977          14,520              908
       Other investors                               311             882              904
                                             --------------- ---------------- --------------

                                                 $32,416         $42,308          $18,597
                                             =============== ================ ==============

The aggregate fair value of capitalized mortgage servicing rights at December 31, 1999, 1998 and 1997 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type, and interest rates.

No valuation allowance was necessary at December 31, 1999, 1998 and 1997.


Year Ended December 31                            1999             1998             1997
--------------------------------------------------------------------------------------------------
Mortgage Servicing Rights
       Balances, January 1                      $339,904          $128,298
       Servicing rights capitalized                                257,185         $146,828
       Amortization of servicing rights          (60,735)          (45,579)         (18,530)
                                            ----------------- ---------------  ----------------

       Balances, December 31                    $279,169          $339,904         $128,298
                                            ================= ===============  ================



                                      (16)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 13 -- Income Tax


Year Ended December 31                                                        1999          1998           1997
---------------------------------------------------------------------------------------------------------------------------
Income tax expense
  Currently payable
    Federal                                                                  $1,088        $1,308         $1,837
    State                                                                       469           458            592
  Deferred
    Federal                                                                  (1,408)          216           (212)
    State                                                                       (11)           67            (57)
                                                                      ----------------------------------------------

         Total income tax expense                                            $  138        $2,049         $2,160
                                                                      ==============================================

Reconciliation of federal statutory to actual tax expense
    Federal statutory income tax at 34%                                      $  335        $2,104         $2,140
    Effect of state income taxes                                                302           347            353
    Low income housing credits                                                 (262)         (262)          (262)
    Tax exempt income--increase in cash surrender value                        (167)         (131)           (81)
    Other                                                                       (70)           (9)            10
                                                                      ----------------------------------------------
         Actual tax expense                                                  $  138        $2,049         $2,160
                                                                      ==============================================

Effective tax rate                                                          14.0%          33.1%         34.3%
                                                                      ==============================================






                                      (17)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The components of the deferred asset are as follows:


December 31                                                                                   1999           1998
---------------------------------------------------------------------------------------------------------------------------
Assets
  Allowance for loan losses                                                             $1,485         $1,342
  Deferred compensation                                                                  1,205          1,075
  Charitable contribution carryover                                                      1,390
  Unrealized loss on securities available for sale                                         198
  Other                                                                                    193            110
                                                                                 ------------------------------
    Total assets                                                                         4,471          2,527
                                                                                 ------------------------------

Liabilities
  FHLB stock                                                                              (165)          (165)
  Depreciation                                                                            (116)           (84)
  State income tax                                                                         (92)           (88)
  Loan fees                                                                             (1,125)          (811)
  Increase in tax bad debt reserve over base year                                          (92)          (115)
  Unrealized gain on securities available for sale                                                        (30)
  Mortgage servicing rights                                                               (119)          (144)
  Investments in limited partnership                                                       (91)           (66)
                                                                                 ------------------------------
    Total liabilities                                                                   (1,800)        (1,503)
                                                                                 ------------------------------

                                                                                        $2,671         $1,024
                                                                                 ==============================

The Company has a charitable contribution carryover of $4,570,000 that expires in the year ending December 31, 2005.

Income tax expense attributable to securities gains was $12,800, $400 and $1,200 for the years ended December 31, 1999 and 1998 and 1997.

Retained earnings include approximately $6,443,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $2,552,000.




                                      (18)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 14 -- Other Comprehensive Income


                                                                                                     1999
                                                                          -------------------------------------------------
                                                                                                Tax
                                                                             Before-Tax      (Expense)       Net-of-Tax
Year Ended December 31                                                         Amount         Benefit          Amount
---------------------------------------------------------------------------------------------------------------------------
Unrealized losses on securities
     Unrealized holding losses arising during the year                           $515          $206            $(309)
     Less: reclassification adjustment for gains realized in net income            32           (13)              19
                                                                          -------------------------------------------------

     Net unrealized losses                                                      $(547)         $219            $(328)
                                                                          =================================================


                                                                                                     1998
                                                                          -------------------------------------------------
                                                                                                Tax
                                                                             Before-Tax      (Expense)       Net-of-Tax
Year Ended December 31                                                         Amount         Benefit          Amount
---------------------------------------------------------------------------------------------------------------------------
Unrealized gains on securities
     Unrealized holding gains arising during the year                             $79            $(31)             $48
     Less: reclassification adjustment for gains realized in net income             1                                1
                                                                          -------------------------------------------------

     Net unrealized gains                                                         $78            $(31)             $47
                                                                          =================================================

                                                                                                     1997
                                                                          -------------------------------------------------
                                                                                                Tax
                                                                             Before-Tax      (Expense)       Net-of-Tax
Year Ended December 31                                                         Amount         Benefit          Amount
---------------------------------------------------------------------------------------------------------------------------
Unrealized gains on securities
     Unrealized holding gains arising during the year                             $78            $(31)             $47
     Less: reclassification adjustment for gains realized in net income             3              (1)               2
                                                                          -------------------------------------------------

     Net unrealized gains                                                         $75            $(30)             $45
                                                                          =================================================


Note 15 -- Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statement of financial condition.



                                      (19)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Financial instruments whose contract amount represents credit risk were as follows:


December 31                                       1999           1998
-------------------------------------------------------------------------------
Loan commitments                                $41,700        $33,530
Loans sold with recourse                             93            165
Standby letters of credit                         3,617          2,500


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 16 -- Dividend and Capital Restrictions

The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders.

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current calendar year plus those for the previous two calendar years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

At the time of conversion, a liquidation account was established in an amount equal to the Banks' net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $45,619,000.

At December 31, 1999, the stockholder's equity of the Bank was $74,628,000, of which approximately $7,966,000 was available for the payment of dividends to the Company.


                                      (20)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 17 -- Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 risk-based capital, and core leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 1999 and 1998, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 1999 that management believes have changed the Bank's classification.

The Bank's actual and required capital amounts and ratios are as follows:

                                                                                    Required for             To Be Well
                                                                Actual            Adequate Capital(1)        Capitalized(1)
                                                        ----------------------------------------------------------------------
                                                          Amount      Ratio      Amount       Ratio      Amount       Ratio
------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999

Total risk-based capital 1 (to risk-weighted assets)      $76,994     21.7%       $28,357     8.0%        $35,446     10.00%

Tier 1 risk-based capital 1 (to risk-weighted assets)      73,445     20.7%        14,179     4.0%         21,268      6.00%

Core capital 1 (to adjusted total assets)                  73,445     13.6%        16,252     3.0%         27,086      5.00%

Core capital 1 (to adjusted tangible assets)               73,445     13.6%        10,835     2.0%             NA        NA

Tangible capital 1 (to adjusted total assets)              73,445     13.6%         8,126     1.5%             NA        NA

As of December 31, 1998

Total risk-based capital 1 (to risk-weighted assets)      $45,243     15.27%      $23,710     8.0%        $29,637     10.0%

Tier 1 risk-based capital 1 (to risk-weighted assets)      42,100     14.21%       11,855     4.0%         17,782      6.0%

Core capital 1 (to adjusted total assets)                  42,100      9.03%       13,992     3.0%         23,320      5.0%

Core capital 1 (to adjusted tangible assets)               42,100      9.03%        9,328     2.0%             NA       NA

Tangible capital 1 (to adjusted total assets)              42,100      9.03%        6,996     1.5%             NA       NA

(1) As defined by regulatory agencies

                                      (21)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 18 -- Employee Benefits

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The contributions are discretionary and determined annually. For the years ended December 31, 1999, 1998 and 1997, the Company matched employees' contributions at the rate of 50% for the first $600 participant contributions to the 401(k) and made a contribution to the profit sharing plan of 7% of qualified compensation. The Company's expense for the plan was $286,000, $284,000 and $252,500 fo the years ended December 31, 1999, 1998 and 1997.

The Company has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. These arrangements are funded by life insurance contracts which have been purchased by the Company. The Company's expense for the plan was $214,000, $188,000 and $164,000 for the years ended December 31, 1999, 1998 and 1997.

The Company has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are funded by life insurance contracts which have been purchased by the Company. The Company's expense for the plan was $106,000, $117,000 and $105,000 for the years ended December 31, 1999, 1998 and 1997.

As part of the conversion in 1999, the Company established an ESOP covering substantially all its employees. The ESOP acquired 465,568 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $4,655,680 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. At December 31, 1999, the Company had 444,979 unearned ESOP shares with a fair value of $4,339,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants, or used to repay the loan are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. Expense under the ESOP for the year ended December 31, 1999 was $199,000. At December 31, 1999, the ESOP had no allocated shares, 444,979 suspense shares and 20,589 committed-to-be released shares.

In connection with the conversion, the Board of Directors approved a Stock Option Plan and a Recognition and Award Plan (RAP). The Plans are subject to stockholders' approval. Under the stock option plan, stock options covering shares representing an aggregate of up to 10% of the common stock issued in the conversion may be granted to directors and executive officers. Restricted stock awards covering up to 4% of the common stock issued in the conversion may be awarded to directors and executiv officers under the RAP.




                                      (22)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 19 -- Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Securities and Mortgage-Backed Securities--Fair values are based on quoted market prices.

Loans--The fair value for loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Securities Sold Under Repurchase Agreements--Securities sold under repurchase agreements are short-term borrowing arrangements. The rates at December 31, 1999, approximate market rates, thus the fair value approximates carrying value.

Federal Home Loan Bank Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt for periods comparable to the remaining terms to maturity of these advances.

Note Payable to Pedcor--The fair value of this note is estimated using a discount calculation based on current rates.

Advances by Borrowers for Taxes and Insurance--The fair value approximates carrying value.

Off-Balance Sheet Commitments--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair values of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount of these investments are reasonable estimates of the fair value of these financial statements.



                                      (23)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The estimated fair values of the Company's financial instruments are as follows:


                                                                   1999                           1998
                                                       ----------------------------------------------------------
                                                        Carrying        Fair           Carrying        Fair
December 31                                              Amount         Value           Amount          Value
-----------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                             $19,983        $19,983          $12,938       $12,938
  Trading account securities                              1,235          1,235
  Securities available for sale                          29,599         29,599           14,208        14,208
  Securities held to maturity                            12,449         12,016           11,004        11,021
  Loans                                                 442,787        433,630          398,146       402,455
  Stock in FHLB                                           5,339          5,339            3,612         3,612
  Interest receivable                                     2,653          2,653            2,187         2,187

Liabilities
  Deposits                                              364,604        365,566          365,999       366,377
  Securities sold under repurchase agreements               840            840
  FHLB Advances                                          72,289         72,304           50,632        50,988
  Note payable--Pedcor                                    1,768            986            1,830           919
  Interest payable                                        2,153          2,153            2,328         2,328
  Advances by borrowers for taxes and insurance           1,289          1,289            1,260         1,260


Note 20 -- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


                             Condensed Balance Sheet

December 31                                                             1999
--------------------------------------------------------------------------------

Assets
  Short-term noninterest-bearing deposit with subsidiary               $20,470
  Investment in common stock of subsidiary                              74,628
  Deferred income tax                                                    1,393
  Other assets                                                             343
                                                                      ----------

         Total assets                                                  $96,834
                                                                      ==========

Liabilities--other                                                     $   122

Stockholders' Equity                                                    96,712
                                                                      ----------

         Total liabilities and stockholders' equity                    $96,834
                                                                      ==========


                                      (24)

MFS Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)



                          Condensed Statement of Income


Year Ended December 31                                                                  1999           1998          1997
---------------------------------------------------------------------------------------------------------------------------
Expenses
  Interest expense                                                                    $   40
  Charitable contribution                                                              4,477
                                                                                    ---------------------------------------

Loss before income tax benefit and equity in undistributed income of subsidiary
                                                                                       4,517

Income tax benefit                                                                     1,536
                                                                                    ---------------------------------------

Loss before equity in undistributed income of subsidiary                              (2,981)

Equity in undistributed income of subsidiary                                           3,827          $4,139        $4,135
                                                                                    ---------------------------------------

Net Income                                                                            $  846          $4,139        $4,135
                                                                                    =======================================


                        Condensed Statement of Cash Flows


Year Ended December 31                                                                  1999           1998          1997
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income                                                                          $  846          $4,139        $4,135
  Adjustments to reconcile net income to net cash used by operating activities
    Earned ESOP shares                                                                   199
    Charitable contribution of Company's common stock                                  2,238
    Deferred income tax benefit                                                       (1,393)
    Undistributed income of subsidiary                                                (3,827)
    Other                                                                               (221)         (4,139)      (4,135)
                                                                                    ---------------------------------------
         Net cash used by operating activities                                        (2,158)

Investing Activity--capital contribution to subsidiary                               (27,283)

Financing Activity--proceeds from sale of common stock, net of costs                  49,911
                                                                                    ---------------------------------------

Short-Term Interest-Bearing Deposit with Subsidiary at End of Year                   $20,470          $    0       $    0
                                                                                    =======================================

Additional Cash Flow and Supplementary Information
  Common stock issued to ESOP leveraged with an employee loan                        $ 4,656



                                                                (25)