Form 10-K, Exhibit 13
period 2000-12-31
MUTUALFIRST FINANCIAL INC
filed 2001-04-02
CIK 1094810

2000 ANNUAL REPORT

MutualFirst Financial, Inc.
Muncie, Indiana

NEXT PAGE

Mutual Federal Savings Bank

Serving North and East Central Indiana

Delaware County
Muncie:
  110 East Charles Street
  2918 West Jackson Street
  4710 East Jackson Street
  Oakwood & McGallard
  2000 South Madison Street
  3613 North Broadway Avenue
  3701 West Bethel Avenue

Yorktown:
  2101 South Tiger Drive

Albany:
401 West State Street	Randolph County Winchester: 110 West Pearl Street Marsh Supermarket - SR 32 East Kosclusko County Warsaw: 219 West Market Street 2034 East Center Street North Webster: Crystal Flash Road & SR 13 North	Grant County Marion: 100 West 3rd Street Wal-Mart - 3240 B. Western Ave. Gas City: 1010 East Main Street

MutualFirst
Financial Inc.

www.mfsbank.com

NEXT PAGE

MUTUAL FEDERAL SAVINGS BANK

MISSION STATEMENT

       "The mission of the Bank will continue to be a growing community bank, building relationships with individuals, families and businesses by offering a broad range of innovative consumer and commercial products and services. The Bank will depend upon high quality service to set the Bank apart from all competitors. These goals are accomplished by continually focusing on employees to ensure proper training, technological competence, teamwork, motivation and rewards are provided. Shareholder value, measured by total return will be key in the decision process. The Bank is committed to the effective utilization of technology to meet customer needs. Directors, officers and staff fill roles of influence and responsibility in the communities served. The Bank will continue to build on the tradition of strength, security, stability, longevity, consistency and superior quality service."

NEXT PAGE

President's Letter
Annual Report

       MutualFirst Financial, Inc. completed its first full year as a public company in year 2000. I am pleased to bring you the Report of this first full year and I think you will be pleased with the results.

As most of you know, we started 2000 under the name of MFS Financial, Inc. Early in 2000, we decided that a name change would be appropriate given our position in the market. MutualFirst Financial, Inc. was chosen to signify the commitment we have made to capitalize on the heritage of our business.

       At the corporate level, MutualFirst Financial, Inc. had an outstanding year. Late in 2000, MutualFirst completed a strategic alliance with Marion Capital Holdings, Inc. in Marion, Indiana. This alliance provides a winning combination for MutualFirst Financial shareholders. First, it expands the MutualFirst and Mutual Federal Savings Bank franchise. This is critical to bridging the gap between our Kosciusko County market and our Delaware County market. Marion Capital Holdings, through its subsidiary First Federal Savings Bank of Marion, enjoys the number one deposit market-share in Grant County, Indiana. First Federal of Marion also had a history of being a strong lender and was a very profitable bank. This strategic alliance is accretive to MutualFirst Financial's earnings and we look forward to enhanced performance through this alliance.

Our Grant County region is headed by Steven L. Banks, Senior Vice President and Chief Operating Officer, the former President and Chief Executive Officer of Marion Capital Holdings. Steve's leadership will ensure the successful integration of Marion Capital into our Company.

The operational conversion of Marion Capital into MutualFirst took countless hours by the officers and staff of both companies. I am pleased with the results of that transition and I am proud to say excellent customer service continued throughout this process. A successful transition like this is only possible with quality people working towards a common goal. I salute those staff members who made this happen. At Mutual Federal Savings Bank, operations produced an outstanding year in consumer lending. The general economy, as well as a commitment from our staff, created the opportunity for this substantial growth. In addition, Mutual Financial Services, a subsidiary corporation providing non-traditional investment products, had another outstanding year providing an option to bank products for customers in our markets. We also opened a new Delaware County office at 4710 E. Jackson Street in Muncie, Indiana.

Throughout 2000, we continued to make significant progress towards achieving our strategic goals. Our strategic plan has guided the activities that are described in this Report. I am proud of the accomplishments Mutual Federal Savings Bank has made in achieving its strategic objectives, and of the effort put forth by our staff in this year of change. As we look to 2001, we look to continue to make progress in our strategic objectives. Growing Mutual Federal Savings Bank continues to be a top priority. The evolving structure of MutualFirst Financial will provide us the best opportunity to continue to enhance our franchise and enhance shareholder value. I would like to thank you for your confidence in not only MutualFirst, but also Mutual Federal Savings Bank and we look forward to continuing our tradition of providing quality customer service in all our market areas.

R. Donn Roberts President and Chief Executive Officer
NEXT PAGE

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following information is only a summary and you should read it in conjunction with our financial statements and notes contained in this Annual Report.

	At or For the Year Ended December 31,
	2000	1999	1998	1997	1996
	(In Thousands)
Selected Financial Condition Data

Total assets	$770,370	$544,523	$469,515	$458,695	$434,389

Cash and cash equivalents	21,046	19,983	12,938	10,349	12,541

Loans receivable, net	639,362	442,787	398,146	399,290	378,290

Investment securities:
Available-for -sale, at market value	35,142	29,599	14,208	12,370	11,765
Held-to-maturity	10,539	12,449	11,004	10,167	8,997

Total deposits	514,710	364,604	365,999	344,860	330,235

Total borrowings	116,182	74,898	52,462	66,255	61,109

Total stockholders' equity	129,941	96,712	43,846	39,660	35,479

Selected Operations Data

Total interest income	$41,180	$34,811	$34,474	$34,085	$32,427
Total interest expense	21,645	19,242	19,690	19,082	17,851

Net interest income	19,535	15,569	14,784	15,003	14,576
Provision for loan losses	685	760	1,265	700	570
Net interest income after provision for loan losses	18,850	14,809	13,519	14,303	14,006
Service fee income	2,070	1,728	1,544	1,316	1,132
Gain on sale of loans and investment securities	144	32	807	188	12
Other non-interest income	1,402	1,091	1,077	579	763
Total non-interest income	3,616	2,851	3,428	2,083	1,907
Salaries and employee benefits	7,496	7,236	6,115	5,548	5,258
Charitable contributions	4	4,570	97	69	63
Other expenses	5,625	4,870	4,547	4,474	6,626
Total non-interest expense	13,125	16,676	10,759	10,091	11,947
Income before taxes	9,341	984	6,188	6,295	3,966
Income tax expense	3,106	138	2,049	2,160	1,266
Net income	$ 6,235	$ 846	$ 4,139	$ 4,135	$ 2,700

NEXT PAGE

	At or For the Year Ended December 31,
	2000	1999	1998	1997	1996

Ratios and Other Financial Data

Performance Ratios:
Return on average assets (ratio of net income to average total assets)	1.09%	0.17%	0.89%	0.93%	0.64%
Return on average equity (ratio of net income to average equity)	6.15	1.83	9.83	11.36	7.79
Interest rate spread information:
Average during the period	3.09	3.24	3.21	3.34	3.42

Net interest margin(1)	3.71	3.41	3.42	3.58	3.66

Ratio of operating expense to average total assets	2.30	3.35	2.31	2.28	2.84
Ratio of average interest-earning assets to average interest-bearing liabilities	115.17	104.05	104.56	405.18	105.45
Efficiency ratio(2)	56.69	90.53	59.08	59.06	72.48

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.56	0.30	0.29	0.62	0.49
Non-performing loans to total loans	0.53	0.17	0.28	0.19	0.40
Allowance for loan losses to non- performing loans	189.13	467.61	307.36	406.71	193.65
Allowance for loan losses to loans receivable, net	1.01	0.82	0.85	0.77	0.78

Capital Ratios:
Equity to total assets at end of period	16.87	17.76	9.34	8.65	8.16
Average equity to average assets	17.81	9.29	9.06	8.22	8.24

Average common shares outstanding	5,558,337
Per share:
Earnings	$1.12
Dividends	0.28

Dividend payout ratio(3)	25.00%

Other Data:
Number of full-service offices	17	13	12	12	11

(1)   Net interest income divided by average interest-earning assets.
(2)   Total non-interest expense divided by net interest income plus total non-interest income.
(3)   Dividends per share divided by earnings per share.

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

       MutualFirst Financial, Inc., a Maryland corporation, is a savings and loan holding company which has as its wholly-owned subsidiary Mutual Federal Savings Bank. MFS Financial, Inc. was formed in September 1999 to become the holding company of Mutual Federal in connection with Mutual Federal's conversion from mutual to stock form of organization on December 29, 1999. In April 2000, MFS Financial, Inc. formally changed its corporate name to MutualFirst Financial, Inc. ("MutualFirst") The words "we," "our" and "us" refer to MutualFirst and Mutual Federal on a consolidated basis, except that references to us prior to December 29, 1999 refer only to Mutual Federal.

       Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one-to-four family residences and in a variety of consumer loans. We also originate loans secured by commercial and multi-family real estate, commercial business loans and construction loans secured primarily by residential real estate. We are headquartered in Muncie, Indiana with 17 retail offices primarily serving Delaware, Randolph, Kosciusko, and Grant counties in Indiana. We also originate mortgage loans in contiguous counties and we originate indirect consumer loans throughout Indiana and western Ohio.

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

Forward-Looking Statements

       This discussion contains various forward-looking statements which are based on assumptions and describe our future plans and strategies and our expectations. These forward-looking statements are generally identified by words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses,

NEXT PAGE

competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements. We do not undertake, and specifically disclaim any obligation, to publicly revise any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Management Strategy

       Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving customers in our market areas. Our commitment is to provide a broad range of products and services to meet the needs of our customers. As part of this commitment, we are looking to increase our emphasis on commercial business products and services. We have also created a fully interactive transactional website. In addition, we are continually looking at cost-effective ways to expand our market area.

       Financial highlights of our strategy include:

  Continuing as a Diversified Lender. We have been successful in diversifying our loan portfolio to reduce our reliance on any one type of loan. From 1995 through 1999 approximately 32% of our loan portfolio has consisted of loans other than one- to four family real estate loans. At the end of 2000 that percentage had increased to 39.8%.

  Continuing as a Leading One-to Four-Family Lender. We are one of the largest originators of one-to four-family residential loans in our four county market area. During 2000, we originated $52.1 million of one- to four-family residential loans.

  Continuing Our Strong Asset Quality. Since 1994, our ratio of non-performing assets to total assets has not exceeded .62% and at December 31, 2000 this ratio was .56%.

  Continuing Our Strong Capital Position. As a result of our conservative risk management and consistent profitability, we have historically maintained a strong capital position. At December 31, 2000, our ratio of stockholders' equity to total assets was 16.9%.

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

NEXT PAGE

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

       In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Mutual Federal's board of directors sets and recommends asset and liability policies which are implemented by the asset and liability management committee. The asset and liability management committee is chaired by the chief financial officer and is comprised of members of our senior management. The purpose of the asset and liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. This committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets monthly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. At each meeting, the asset and liability management committee recommends appropriate strategy changes based on this review. The chief financial officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

       In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have sought to:

  originate and purchase adjustable rate mortgage loans and commercial business loans,

  originate shorter-term consumer loans,

  manage our deposits to establish stable deposit relationships,

  acquire longer-term borrowings at fixed rates, when appropriate, to offset the negative impact of longer-term fixed rate loans in our loan portfolio, and limit the percentage of fixed-rate loans in our portfolio.

NEXT PAGE

       Depending on the level of general interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may increase our interest rate risk position somewhat in order to maintain our net interest margin. We intend to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans. In addition, in an effort to maintain our limit on the percentage of fixed-rate loans, in 2000, we sold $7.9 million of fixed rate, one- to four-family mortgage loans in the secondary market.

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

       The Office of Thrift Supervision provides Mutual Federal with the information presented in the following tables. The tables present the change in our net portfolio value at December 31, 2000 and 1999 that would occur upon an immediate and sustained change in market interest rates of 100 to 300 basis points as required by the Office of Thrift Supervision, and do not give any effect to any steps that management might take to counteract that change.

December 31, 2000
Net Portfolio Value

Changes In Rates	$ Amount	$ Change	% Change	NPV as % of PV of Assets
				NPV Ratio	Change
+300 bp	75,363	-29,160	-28%	10.47%	-323 bp
+200 bp	85,950	-18,753	-18%	11.69%	-201 bp
+100 bp	95,979	-8,764	-8%	12.79%	-91 bp
0 bp	104,743			13.70%
-100 bp	110,794	6,051	6%	14.28%	58 bp
-200 bp	115,006	10,263	10%	14.63%	93 bp
-300 bp	121,141	16,398	16%	15.18%	148 bp

December 31, 1999
Net Portfolio Value

Changes In Rates	$ Amount	$ Change	% Change	NPV as % of PV of Assets
				NPV Ratio	Change
+300 bp	41,797	-29,979	-42%	8.40%	-498 bp
+200 bp	52,208	-19,568	-27%	10.23%	-316 bp
+100 bp	62,435	-9,341	-13%	11.92%	-147 bp
0 bp	71,776			13.39%
-100 bp	79,142	7,366	10%	14.48%	+109 bp
-200 bp	84,484	12,709	18%	15.21%	+182 bp
-300 bp	88,638	16,862	23%	15.74%	+236 bp

NEXT PAGE

       The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market value of certain assets under differing interest rate scenarios, among others.

       As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the tables.

Financial Condition at December 31, 2000 Compared to December 31, 1999

       General. Our total assets increased by $225.9 million, or 41.5%, to $770.4 million at December 31, 2000 from $544.5 million at December 31, 1999. The increase was mainly due to an increase in net loans of $196.6 million, or 44.4% and an increase in cash surrender value of life insurance of $12.2 million or 113.3%. These increases were funded primarily by an increase of $150.1 million in total deposits and $41.3 million in borrowed funds. Most of these increases resulted from the merger with Marion Capital Holdings, Inc., which was approved by our shareholders on December 8, 2000.

       Loans. Our net loan portfolio increased from $442.8 million at December 31, 1999 to $639.4 million at December 31, 2000. The increase in the loan portfolio over this time period was due primarily to the merger with Marion Capital which had a $163.7 million loan portfolio. The loan portfolio increased most in the one-to-four family category, from $286.6 million at December 31, 1999 to $388.9 million at December 31, 2000. All other loan categories increased from $163.2 million at December 31, 1999 to $259.9 million at December 31, 2000.

       Allowance for Loan Losses. The allowance for loan losses increased to $6.5 million at December 31, 2000 from $3.7 million at December 31, 1999 an increase of $2.8 million or 75.7%. Net charge-offs were $1.0 million during the year ended 2000 as compared to net charge-offs of $532,000 for 1999. An additional $3.2 million allowance was acquired as a result of the merger with Marion Capital. This, along with a $685,000 loan loss provision during 2000, resulted in the allowance for loan losses as a percentage of total loans increasing to 1.01% at December 31, 2000 compared to .82% at December 31, 1999. The allowance for loan losses as a percentage of non-performing loans was 189.1% and 467.6% at December 31, 2000 and December 31, 1999, respectively. Non-performing loans were $3.4 million or .53% of total loans at December 31, 2000 compared to $781,000 or .17% at December 31, 1999.

       Securities. Investment securities amounted to $42.0 million at December 31, 1999 and $45.7 million at December 31, 2000 or an 8.8% increase.

NEXT PAGE

       Liabilities. Our total liabilities increased $196.6 million, or 43.0%, to $640.4 million at December 31, 2000 from $447.8 million at December 31, 1999. This increase was due primarily to an increase in deposits of $150.1 million and an increase in borrowed funds of $41.3 million. Deposits from Marion Capital at the merger date were $134.0 million and borrowed funds were $30.0 million.

       Stockholders' Equity. Stockholders' equity increased $33.2 million from $96.7 million at December 31, 1999 to $129.9 million at December 31, 2000. The increase was primarily due to stock issued in the Marion Capital acquisition net of costs of $27.6 million and net income for 2000 of $6.2 million. These increases were partially offset by dividend payments of $1.5 million.

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

       Loans. Our net loan portfolio increased from $398.1 million at December 31,1998 to $442.8 million at December 31, 1999. The increase in the loan portfolio over this time period was due to continued strong loan demand caused by a combination of a strong economy and low interest rates. The loan portfolio increased most in the one- to four-family category, from $264.5 million at December 31, 1998 to $286.6 million at December 31, 1999 and in the RV/Boat loan category from $42.7 million at December 31, 1998 to $58.0 million at December 31, 1999.

       Securities. Investment securities amounted to $25.2 million at December 31, 1998 and $42.0 million at December 31, 1999. The increase of $16.8 million, or 66.7%, was primarily due to the investment of a portion of the conversion proceeds.

       Liabilities. Our total liabilities increased $22.1 million, or 5.2% to $447.8 million at December 31, 1999 from $425.7 million at December 31, 1998. This increase was due primarily to an increase in borrowed funds of $22.4 million.

       Stockholders' Equity. Stockholders' equity increased $52.9 million from $43.8 million at December 31, 1998 to $96.7 million at December 31, 1999. The increase was primarily due to net proceeds from our stock offering of $49.9 million, stock contributed to the charitable foundation of $2.2 million and net income for 1999 of $846,000. These increases were partially offset by a decrease in the unrealized gains on securities available for sale of $328,000.

NEXT PAGE

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
	Year ended December 31,
	2000			1999			1998
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Interest-Earning Assets:
Interest-bearing deposits	$ 1,003	$ 56	5.58%	$3,664	$161	4.39%	$7,330	$358	4.88%
Trading account securities	186	9	4.84	1,134	67	5.91	337	20	5.93
Mortgage-backed securities:
Available-for-sale(1)	13,637	931	6.83	5,006	323	6.45	4,575	329	7.19
Investment securities:
Available-for-sale(1)	18,530	1,243	6.71	8,294	470	5.67	7,001	416	5.94
Held-to-maturity	11,423	673	5.89	12,365	733	5.93	9,642	584	6.06
Loans receivable(2)	475,912	37,811	7.94	422,611	32,739	7.75	399,982	32,488	8.12
Stock in FHLB of Indianapolis	5,464	457	8.36	3,926	318	8.10	3,612	279	7.72
Total interest-earning assets	526,155	41,180	7.83	457,000	34,811	7.62	432,479	34,474	7.97
Non-interest earning assets, net of allowance for loan losses and unrealized gain/loss	43,583			40,162			32,362
Total assets	$569,738			$497,162			$464,841

Interest-Bearing Liabilities:
Demand and NOW accounts	$ 56,288	516	0.92	$ 54,122	553	1.02	$ 49,646	745	1.50
Savings deposits	39,842	845	2.12	42,709	853	2.00	41,332	1,038	2.51
Money market accounts	33,310	1,369	4.11	29,299	1,056	3.60	16,442	560	3.41
Certificate accounts	261,693	14,813	5.66	252,452	13,392	5.30	250,953	14,100	5.62
Total deposits	391,133	17,543	4.49	378,582	15,854	4.19	358,373	16,443	4.59
Borrowings	65,728	4,101	6.24	60,620	3,388	5.59	55,234	3,247	5.88
Total interest-bearing accounts	456,861	21,644	4.74	439,202	19,242	4.38	413,607	19,690	4.76
Other liabilities	11,419			11,767			9,115
Total liabilities	468,280			450,969			422,722
Stockholders' equity	101,458			46,193			42,119
Total liabilities and stockholders' equity	$569,738			$497,162			$464,841

Net earning assets	$69,294			$17,798			$18,872
Net interest income		$19,536			$15,569			$14,784
Net interest rate spread			3.09%			3.24%			3.21%
Net yield on average interest- earning assets			3.71%			3.41%			3.42%
Average interest-earning assets to average interest-bearing liabilities	115.17%			104.05%			104.56%
(1) Average balances were calculated using amortized cost, which excludes FASB 115 valuation allowances.
(2) Calculated net of deferred loan fees, loan discounts and loans in process.

NEXT PAGE

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

	Year Ended December 31,
	2000 vs. 1999			1999 vs. 1998
	Increase (decrease) Due to		Total Increase (decrease)	Increase (decrease) Due to		Total Increase (decrease)
	Volume	Rate		Volume	Rate
Interest-earning assets:
Interest-bearing deposits	$(140)	$35	$(105)	$(164)	$(33)	$(197)
Trading account securities	(48)	(10)	(58)	47	---	47
Mortgage-backed securities	588	20	608	29	(35)	(6)
Investment securities:
Available-for-sale	673	100	773	74	(20)	54
Held-to-maturity	(56)	(4)	(60)	162	(13)	149
Loans receivable	4,217	855	5,072	1,791	(1,540)	251
Stock in FHLB of Indianapolis	128	11	139	25	15	40

Total interest-earning assets	$5,362	$1,007	6,369	$1,964	($1,626)	338

Interest-bearing liabilities:
Savings deposits	$(59)	$51	(8)	$36	$(309)	(273)
Money market accounts	155	158	313	462	34	496
Demand and NOW accounts	21	(58)	(37)	62	(254)	(192)
Certificate accounts	502	919	1,421	83	(703)	(620)
Borrowings	299	414	713	306	(165)	141

Total interest-bearing liabilities	$ 918	$1,484	2,402	$ 949	($1,397)	(448)

Change in net interest income			$3,967			$ 786

NEXT PAGE

Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999

       General. Net income for the year ended December 31, 2000 increased $5.4 million to $6.2 million compared to $846,000 for the year ended December 31, 1999. The increase in net income was primarily due to the lack of nonrecurring charges in 2000 compared to a one-time nonrecurring $4.5 million contribution in 1999 to the Mutual Federal Savings Bank Charitable Foundation, Inc. made in connection with the stock conversion.

       Net Interest Income. Net interest income increased $3.9 million, or 25%, to $19.5 million for 2000 from $15.6 million for 1999 reflecting a $6.4 million or 18.3% increase in interest income and a $2.4 million or 12.5% increase in interest expense. Our interest rate spread decreased to 3.09% for 2000 from 3.24% for 1999, primarily due to rising market interest rates. Offsetting the decrease in spread, the ratio of average interest earning assets to average interest bearing liabilities increased to 115.17% for 2000 from 104.05% for 1999.

       Interest Income. The increase in interest income during the year ended December 31, 2000 was due to an increase in the average balance of interest earning assets (primarily from December, 1999 stock conversion proceeds) and a higher yield. The average balance of the loan portfolio increased $53.3 million or 12.6% to $476 million for 2000 from $422.6 million for 1999 primarily due to increases in the consumer and commercial loan products due to strong demand. The average yield on our loan portfolio increased from 7.75% in 1999 to 7.94% in 2000 primarily due to higher market rates of interest in non-mortgage related products.

       Interest Expense. The increase in interest expense during the year ended December 31, 2000 was primarily due to an increase in the average rate paid on deposits and borrowed funds from 4.38% in 1999 to 4.74% in 2000. Also, average balances of borrowings and deposits increased from $439.2 million in 1999 to $456.9 million in 2000.

       Provision for Loan Losses. For the year ended December 31, 2000, the provision for loan losses amounted to $685,000 compared to a provision for loan losses in 1999 of $760,000. The 2000 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and peer comparisons.

       Other Income. Other income amounted to $3.6 million and $2.9 million for the years ended December 31, 2000 and 1999, respectively. For the year 2000, service fee income was $2.1 million compared to $1.7 million for 1999 representing an increase of $342,000 or 19.8%. This increase was primarily due to higher fees collected as a result of increased volumes in checking account activity. Net gains on loan sales in 2000 were $144,000; there were no sales in 1999.

       Other Expenses. Total operating expenses increased to $13.1 million for 2000 compared to $12.1 million, exclusive of the $4.5 million contribution to the foundation, for the year 1999 representing an increase of $948,000 or 7.8%. This increase was primarily attributed to a $763,000 or 22.5% increase in data processing fees, advertising and promotion, ATM expenses and other expenses. These increases were due to normal growth and increased activity relating to delivery channels, such as more ATM's and an on-line transactional Internet web site.

NEXT PAGE

       Income Tax Expense. Income tax expense increased $3.0 million from 1999 to 2000. This variation in income tax expense is directly related to taxable income and the low income housing income tax credits earned during those years. The effective tax rate was 33.2% and 14.1% for 2000 and 1999, respectively. The effective rate increased in 2000 as compared to 1999 because the low-income housing income tax credits remained relatively constant while the level of income increased.

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

NEXT PAGE

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

Liquidity and Commitments

       Mutual Federal is required to maintain minimum levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to ensure that adequate liquidity is maintained. At December 31, 2000, our regulatory liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings, was 10.46%, which exceeded OTS requirements.

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

       Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At December 31, 2000, the total approved loan origination commitments outstanding amounted to $9.0 million. At the same date, the unadvanced portion of construction loans was $5.1 million. At December 31, 2000, unused lines of credit totaled $43.5 million and outstanding letters of credit totaled $3.5 million. As of December 31, 2000, certificates of deposit scheduled to mature in one year or less totaled $218.0 million, and investment and mortgage-backed securities scheduled to mature in one year or less totaled $3.0 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with us. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

NEXT PAGE

Capital

       Consistent with our goals to operate a sound and profitable financial organization, Mutual Federal actively to remain a "well capitalized" institution in accordance with regulatory standards. Total stockholders' equity of MutualFirst Financial, Inc. was $129.9 million at December 31, 2000, or 16.87% of total assets on that date. As of December 31, 2000, Mutual Federal exceeded all capital requirements of the Office of Thrift Supervision, with regulatory capital ratios as follows: core capital 13.6%; Tier I risk-based capital, 19.7%; and total risk-based capital, 20.7%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Accounting Pronouncements

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for our financial statements for all fiscal quarters for the fiscal year ending December 31, 2001. Management believes that the adoption of this Statement is not expected to have a material impact on our consolidated financial statements.

NEXT PAGE

Impact of Inflation

       Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

       Our primary assets and liabilities are monetary in nature. As a result, interest rates affect our performance more than general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptance performance levels.

       The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment cost may increase because of inflation. Inflation also may increase the dollar value of the collateral securing loans that we have made. We are unable to determine the extent to which properties securing our loans have appreciated in dollar value due to inflation.

Selected Quarterly Financial Information

       The following table sets forth certain quarterly results for the years ended December 31, 2000 and 1999. Earnings per share information for the periods before Mutual Federal's conversion to stock savings bank on December 29, 1999 is not meaningful and is therefore not provided in the table below.

Quarter Ended	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Basic Earnings per Common Share	Diluted Earnings per Common Share

2000
March	$ 9,538	$ 4,738	$ 4,800	$172	$1,507	$0.28	$0.28
June	9,883	4,984	4,899	171	1,569	0.29	0.29
September	10,270	5,586	4,684	171	1,462	0.27	0.27
December	11,489	6,337	5,152	171	1,697	0.28	0.28
Total	$41,180	$21,645	$19,535	$685	$6,235	1.12	1.12

1999
March	$ 8,247	$ 4,604	$ 3,643	$190	$967
June	8,499	4,647	3,852	190	956
September	8,570	4,837	3,733	190	951
December	9,495	5,154	4,341	190	(2,028)
Total	$34,811	$19,242	$15,569	$760	$846

NEXT PAGE

Independent Auditor's Report

Board of Directors
MutualFirst Financial, Inc. and Subsidiary
Muncie, Indiana

We have audited the accompanying consolidated balance sheet of MutualFirst Financial, Inc. and subsidiary (formerly MFS Financial, Inc.) as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of MutualFirst Financial, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

Olive LLP

Indianapolis, Indiana
February 8, 2001

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Consolidated Balance Sheet
December 31	2000	1999
Assets
Cash and due from banks	$ 19,913,870	$ 19,217,186
Interest-bearing demand deposits	1,132,187	765,945
Cash and cash equivalents	21,046,057	19,983,131
Trading assets, at fair value		1,234,884
Investment securities
Available for sale	35,141,744	29,598,800
Held to maturity (fair value of $10,413,000 and $12,016,000)	10,539,129	12,449,013
Total investment securities	45,680,873	42,047,813
Loans held for sale	3,913,328
Loans, net of allowance for loan losses of $6,472,430 and $3,652,073	639,362,186	442,786,919
Premises and equipment	9,042,462	7,800,460
Federal Home Loan Bank stock	6,993,400	5,338,500
Investment in limited partnerships	6,437,467	5,274,840
Cash surrender value of life insurance	23,055,091	10,806,957
Foreclosed assets	844,438	728,737
Interest receivable	4,313,175	2,652,959
Core deposit intangibles and goodwill	1,249,874	1,466,928
Deferred income tax benefit	5,407,532	2,670,886
Other assets	3,023,719	1,730,426
Total assets	$770,369,602	$544,523,440
Liabilities
Deposits
Noninterest-bearing	$ 24,485,387	$ 14,360,929
Interest-bearing	490,224,150	350,243,469
Total deposits	514,709,537	364,604,398
Securities sold under repurchase agreements		840,000
Federal Home Loan Bank advances	112,542,194	72,289,384
Notes payable	3,639,751	1,768,354
Advances by borrowers for taxes and insurance	1,452,149	1,289,179
Interest payable	1,372,452	2,153,475
Other liabilities	6,712,127	4,866,330
Total liabilities	640,428,210	447,811,120
Commitments and Contingencies
Stockholders' Equity
Preferred stock, $.01 par value
Authorized and unissued--5,000,000 shares
Common stock, $.01 par value
Authorized--20,000,000 shares
Issued and outstanding--8,379,447 and 5,819,611 shares	83,794	58,196
Additional paid-in capital	84,553,285	56,740,190
Retained earnings	49,380,571	44,647,767
Accumulated other comprehensive income (loss)	55,528	(284,047)
Unearned employee stock ownership plan (ESOP) shares	(4,131,786)	(4,449,786)
Total stockholders' equity	129,941,392	96,712,320
Total liabilities and stockholders' equity	$770,369,602	$544,523,440

See notes to consolidated financial statements.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Consolidated Statement of Income

Year Ended December 31	2000	1999	1998
Interest and Dividend Income
Loans receivable	$37,810,620	$32,739,166	$32,488,310
Trading account securities	8,192	66,535	19,983
Investment securities
Mortgage-backed securities	931,267	323,266	329,093
Federal Home Loan Bank stock	457,271	317,938	277,765
Other investment securities	1,916,417	1,203,727	999,945
Deposits with financial institutions	56,116	160,812	358,346
Total interest and dividend income	41,179,883	34,811,444	34,473,442
Interest Expense
Deposits	17,543,506	15,854,093	16,442,842
Federal Home Loan Bank advances	4,095,843	3,350,567	3,223,168
Other interest expense	5,497	37,598	23,685
Total interest expense	21,644,846	19,242,258	19,689,695
Net Interest Income	19,535,037	15,569,186	14,783,747
Provision for loan losses	685,000	760,000	1,265,000
Net Interest Income After Provision for Loan Losses	18,850,037	14,809,186	13,518,747
Other Income
Service fee income	2,070,326	1,728,487	1,544,398
Net realized gains on sales of available-for-sale securities		32,326	1,000
Net trading assets profit (loss)	25,116	(189,741)	24,922
Equity in losses of limited partnerships	(209,948)	(11,702)	(14,435)
Commissions	560,831	486,706	420,414
Net gains on loan sales	143,791		805,676
Increase in cash surrender value of life insurance	589,389	490,957	383,856
Other income	436,146	314,817	262,302
Total other income	3,615,651	2,851,850	3,428,133
Other Expenses
Salaries and employee benefits	7,496,211	7,235,933	6,115,471
Net occupancy expenses	692,132	655,494	636,396
Equipment expenses	782,116	829,058	613,329
Data processing fees	559,631	472,621	479,001
Advertising and promotion	462,230	412,604	462,632
Automated teller machine expense	457,356	228,162	133,837
Charitable contributions	3,800	4,569,937	97,116
Other expenses	2,671,140	2,272,841	2,220,878
Total other expenses	13,124,616	16,676,650	10,758,660
Income Before Income Tax	9,341,072	984,386	6,188,220
Income tax expense	3,105,850	138,004	2,049,000
Net Income	$ 6,235,222	$ 846,382	$ 4,139,220
Earnings per Share
Basic	$1.12
Diluted	$1.12
See notes to consolidated financial statements.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Consolidated Statement of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Compre- hensive Income	Retained Earnings	Accumu- lated Other Compre- hensive Income (Loss)	Unearned ESOP Shares	Total
	Shares Outstanding	Amount
Balances, January 1, 1998					$39,662,165	$ (2,505)		$39,659,660

Comprehensive income
Net income				$4,139,220	4,139,220			4,139,220
Other comprehensive income, net of tax
Unrealized gains on securities, net of reclassification adjustment				46,916		46,916		46,916
Comprehensive income				$4,186,136

Balances, December 31, 1998					43,801,385	44,411		43,845,796

Comprehensive income
Net income				$846,382	846,382			846,382
Other comprehensive loss, net of tax
Unrealized losses on securities, net of reclassification adjustment				(328,458)		(328,458)		(328,458)
Comprehensive income				$517,924
Stock issued in conversion, net of costs	5,595,780	$55,958	$54,510,552					54,566,510
Stock contributed to charitable foundation	223,831	2,238	2,236,072					2,238,310
Contribution of unearned ESOP shares							$(4,655,680)	(4,655,680)
ESOP shares earned			(6,434)				205,894	199,460

Balances, December 31, 1999	5,819,611	58,196	56,740,190		44,647,767	(284,047)	(4,449,786)	96,712,320

Comprehensive income
Net income				$6,235,222	6,235,222			6,235,222
Other comprehensive income, net of tax
Unrealized gains on securities				339,575		339,575		339,575
Comprehensive income				$6,574,797
Cash dividends ($.28 per share)					(1,502,418)			(1,502,418)
Exercise of stock options	18,774	188	203,886					204,074
Stock issued in acquisition, net of costs	2,541,062	25,410	27,567,304					27,592,714
ESOP shares earned			41,905				318,000	359,905

Balances, December 31, 2000	8,379,447	$83,794	$84,553,285		$49,380,571	$55,528	$(4,131,786)	$129,941,392

See notes to consolidated financial statements.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Consolidated Statement of Cash Flows

Year Ended December 31	2000	1999	1998

Operating Activities
Net income	$ 6,235,222	$ 846,382	$ 4,139,220
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	685,000	760,000	1,265,000
Common stock contributed to charitable foundation		2,238,310
Securities gains		(32,326)	(1,000)
Net loss on disposal of premise and equipment			19,301
Net loss on sale of real estate owned		58,676	137,112
Securities amortization, net	(28,121)	(15,813)	(26,390)
ESOP shares earned	359,905	199,460
Equity in losses of limited partnerships	209,948	11,702	14,435
Amortization of net loan origination costs	1,600,778	1,371,722	842,251
Amortization of core deposit intangibles and goodwill	217,054	235,537	246,194
Depreciation and amortization	815,394	802,486	570,184
Deferred income tax	1,324,430	(1,418,864)	282,942
Loans originated for sale	(11,779,434)		(16,295,533)
Proceeds from sales on loans held for sale	8,009,898		35,447,044
Gains on sales of loans held for sale	(65,130)		(548,491)
Change in
Trading account securities	1,234,884	(1,234,884)
Interest receivable	(916,078)	(466,407)	192,210
Other assets	(119,882)	573,417	(847,971)
Interest payable	(896,500)	(174,491)	(141,538)
Other liabilities	(1,510,608)	1,246,392	(542,445)
Increase in cash surrender value of life insurance	(589,389)	(490,957)	(383,856)
Other adjustments			6,646
Net cash provided by operating activities	4,787,371	4,510,342	24,375,315

Investing Activities
Purchases of securities available for sale	(3,489,519)	(25,866,267)	(7,016,986)
Proceeds from maturities and paydowns of securities available for sale	2,186,922	1,711,883	2,150,076
Proceeds from sales of securities available for sale		8,252,785	4,115,510
Purchases of securities held to maturity		(8,463,897)	(11,793,604)
Proceeds from maturities and paydowns of securities held to maturity	1,893,239	7,021,088	10,973,718
Net change in loans	(36,317,394)	(47,744,581)	(20,685,925)
Purchases of premises and equipment	(1,442,449)	(874,377)	(1,461,965)
Proceeds from real estate owned sales	1,822,824	266,798	1,565,489
Purchase of FHLB of Indianapolis stock		(1,726,100)
Purchase of interest in limited partnership			(2,085,000)
Distribution from (to) limited partnership	42,027	(20,746)	55,074
Purchases of insurance contracts		(966,000)	(3,000,000)
Cash received in acquisition, net	6,362,718		309,413
Other investing activities	(800,967)	(36,319)	(22,778)
Net cash used by investing activities	(29,742,599)	(68,445,733)	(26,896,978)

Financing Activities
Net change in
Noninterest-bearing, interest-bearing demand and savings deposits	(4,841,526)	1,275,554	23,571,794
Certificates of deposits	20,938,838	(2,670,565)	(2,784,446)
Securities sold under repurchase agreements	(840,000)	840,000
Repayment of note payable	(61,358)	(61,357)	(25,566)
Proceeds from FHLB advances	282,000,000	157,000,000	53,700,000
Repayment of FHLB advances	(269,855,188)	(135,342,923)	(69,322,214)
Net change in advances by borrowers for taxes and insurance	(24,268)	28,881	(28,351)
Proceeds from sale of common stock, net of costs		49,910,830
Proceeds from stock options exercised	204,074
Cash dividends	(1,502,418)
Net cash provided by financing activities	26,018,154	70,980,420	5,111,217

See notes to consolidated financial statements.

(Continued)

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Consolidated Statement of Cash Flows

Year Ended December 31	2000	1999	1998

Net Change in Cash and Cash Equivalents	1,062,926	7,045,029	2,589,554

Cash and Cash Equivalents, Beginning of Year	19,983,131	12,938,102	10,348,548

Cash and Cash Equivalents, End of Year	$21,046,057	$19,983,131	$12,938,102

Additional Cash Flows Information
Interest paid	$22,425,869	$19,416,749	$19,831,233
Income tax paid	2,042,000	1,716,402	2,524,700
Transfers from loans to foreclosed real estate	1,307,005	971,983	128,288
Note payable issued for investment in limited partnership			1,855,277
Loans transferred to loans held for sale	7,866,107		18,603,020
Mortgage servicing rights capitalized	78,661		257,185
Common stock issued to ESOP leveraged with an employee loan		4,655,680
Fair value of net assets in acquisition	28,013,809

See notes to consolidated financial statements.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of MutualFirst Financial, Inc. (Company) (formerly MFS Financial, Inc.) and its wholly-owned subsidiary, Mutual Federal Savings Bank (Bank) and the Bank's wholly owned subsidiaries, First MFSB Corporation, Third MFSB Corporation and First Marion Service Corporation conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

The Bank generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in central Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. First MFSB sells various insurance products. Third MFSB offers tax-deferred annuities and long-term health care and life insurance products. First Marion Service Corporation sells tax-deferred annuities and mutual funds and makes second mortgage loans.

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

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual maturity of the loans.

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

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2000, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
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

Earnings per share is computed based upon the weighted-average common and potential common shares outstanding during the periods subsequent to the Bank's conversion to a stock savings bank on December 29, 1999. Net income per share for the periods prior to the conversion is not meaningful. Unearned ESOP shares have been excluded from the weighted-average shares outstanding calculation.

Reclassifications of certain amounts in the 1999 and 1998 consolidated financial statements have been made to conform to the 2000 presentation.

Note 2 - Conversion

On December 29, 1999, the Bank completed the conversion from a federally chartered mutual institution to a federally chartered stock savings bank and the formation of the Company as the holding company of the Bank. As part of the conversion, the Company issued 5,595,780 shares of common stock at $10 per share. Net proceeds of the Company's stock issuance, after costs of $1,391,000 and excluding the shares issued for the ESOP, were $49,911,000, of which $27,284,000 was used to acquire 100% of the stock and ownership of the Bank. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests. In connection with the Conversion, the Company contributed 223,831 shares of common stock and cash of $2,238,000

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

to Mutual Federal Savings Bank Charitable Foundation, Inc. (Foundation), a charitable foundation dedicated to community development activities in the Company's market areas. This resulted in the recognition of an additional $4,477,000 charitable contribution expense for the year ended December 31, 1999.

Note 3 - Acquisition

On December 8, 2000, the Company acquired Marion Capital Holdings, Inc. (Marion), the holding company of First Federal Savings Bank of Marion (First Federal), a federally chartered savings bank. Marion was merged into the Company and First Federal was merged into the Bank. First Marion Service Corporation, a wholly-owned subsidiary of Marion, became a subsidiary of the Bank.

Shareholders of Marion received 1.862 shares of the Company's common stock for each share of Marion common stock. The Company issued 2,541,062 shares of its common stock at a cost of $27,593,000, net of registration costs of $211,000.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at date of acquisition. Fair value adjustments on the assets and liabilities purchased are being amortized over the estimated lives of the related assets and liabilities. The excess of the estimated fair value of the underlying net assets over the purchase price was allocated as a reduction in the carrying value of premises and equipment and investments in limited partnerships acquired as part of the acquisition. Marion's results of operations and financial position were included in the Company's consolidated financial statements beginning December 9, 2000.

The following pro forma information discloses the results of operations as though the merger had taken place at the beginning of the year.

Year Ended December 31	2000	1999
Net Interest Income	$22,338	$22,634
Net Income	$ 7,408	$ 3,577
Net Income per Share-Combined
Basic	$.89	N/A
Diluted	$.89	N/A

Note 4 - Restriction on Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2000, was $5,435,000.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 5 - Investment Securities
	2000
December 31	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Mortgage-backed securities	$ 7,934	$ 70	$ (25)	$ 7,979
Collateralized mortgage obligations	4,529	55		4,584
Federal agencies	4,364	56		4,420
Corporate obligations	10,300	105		10,405
Marketable equity securities	7,925		(171)	7,754
Total available for sale	35,052	286	(196)	35,142
Held to maturity
Federal agencies	9,400	4	(130)	9,274
Corporate obligations	989			989
Municipal obligation	150			150
Total held to maturity	10,539	4	(130)	10,413
Total investment securities	$45,591	$290	$(326)	$45,555

	1999
December 31	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Mortgage-backed securities	$ 9,517	$25	$(155)	$ 9,387
Collateralized mortgage obligations	4,584		(48)	4,536
Federal agencies	2,416		(34)	2,382
Corporate obligations	7,781		(74)	7,707
Marketable equity securities	5,781		(194)	5,587
Total available for sale	30,079	25	(505)	29,599
Held to maturity
Federal agencies	10,200		(413)	9,787
Corporate obligations	2,099		(20)	2,079
Municipal obligation	150			150
Total held to maturity	12,449		(433)	12,016
Total investment securities	$42,528	$25	$(938)	$41,615

Marketable equity securities consist of shares in mutual funds which invest in government obligations and mortgage-backed securities.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2000
	Available for Sale		Held to Maturity
December 31	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within one year	$ 1,997	$ 2,002	$ 1,000	$ 999
One to five years	10,806	10,923	6,901	6,836
Five to ten years	973	994	1,488	1,475
After ten years	501	506	1,150	1,103
	14,277	14,425	10,539	10,413
Mortgage-backed securities	7,934	7,979
Collateralized mortgage obligations	4,529	4,584
Small Business Administration	387	400
Marketable equity securities	7,925	7,754

Totals	$35,052	$35,142	$10,539	$10,413

Securities with a carrying value of $29,974,000 and $30,159,000 were pledged at December 31, 2000 and 1999 to secure FHLB advances.

Proceeds from sales of securities available for sale during the years ended December 31, 1999 and 1998 were $8,253,000 and $4,116,000. Gross gains of $79,000 and $1,000 were realized on those sales in 1999 and 1998. Gross losses of $47,000 were recognized on those sales in 1999.

Trading account securities at December 31, 1999 consisted of U. S. Government bonds with a fair value of $1,235,000. Unrealized holding losses of $212,000 were included in earnings for the year ended December 31, 1999 and there were no unrealized holding gains or losses on trading securities included in earnings in 2000 and 1998. Trading account securities with a carrying value of $823,000 were pledged at December 31, 1999 to secure repurchase agreements.

NEXT PAGE
MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 6 - Loans and Allowance
December 31	2000	1999

Loans
Real estate loans
One-to-four family	$388,919	$286,578
Multi family	9,787	5,544
Commercial	53,197	14,559
Construction and development	13,591	12,470
	465,494	319,151
Consumer loans
Auto	28,909	19,887
Home equity	17,428	10,585
Home improvement	23,304	14,588
Mobile home	9,865	12,305
Recreational vehicles	34,744	25,629
Boats	35,180	32,374
Credit cards	2,192	2,180
Other	5,316	2,374
	156,938	119,922
Commercial business loans	26,375	10,764
	648,807	449,837
Undisbursed loans in process	(5,247)	(4,844)
Unamortized deferred loan fees and costs, net	2,274	1,446
Allowance for loan losses	(6,472)	(3,652)

Total loans	$639,362	$442,787

Year Ended December 31	2000	1999	1998

Allowance for loan losses
Balances, January 1	$3,652	$3,424	$3,091
Allowance acquired in acquisition	3,172
Provision for losses	685	760	1,265
Recoveries on loans	57	119	106
Loans charged off	(1,094)	(651)	(1,038)

Balances, December 31	$6,472	$3,652	$3,424

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Information on impaired loans is summarized below.

December 31	2000
Impaired loans with an allowance	$1,839
Allowance for impaired loans included in the Company's allowance for loan losses	$ 990

Year Ended December 31	2000	1999	1998
Average balance of impaired loans	$141	$429	$517
Interest income recognized on impaired loans		9	56
Cash-basis interest included above		9	56

There were no impaired loans at December 31, 2000 and 1999.

Note 7 - Premises and Equipment

December 31	2000	1999
Cost
Land	$ 2,486	$ 1,691
Buildings and land improvements	8,741	8,269
Equipment	5,995	5,236
Total cost	17,222	15,196
Accumulated depreciation and amortization	(8,180)	(7,396)
Net	$ 9,042	$ 7,800

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 8 - Investment In Limited Partnerships
December 31	2000	1999
Pedcor Investments 1987-II (99.00 percent ownership, equity method of accounting)	$ 268
Pedcor Investments 1988-V (98.97 percent ownership, equity method of accounting)	511	$ 522
Pedcor Investments 1990-XIII (99.00 percent ownership, equity method of accounting)	708	683
Pedcor Investments 1990-XI (19.79 percent ownership, at amortized cost)	84	96
Pedcor Investments 1997-XXVIII (99.00 percent ownership, equity method of accounting)	3,707	3,974
Pedcor Investments 1997-XXIX (99.00 percent ownership, equity method of accounting)	1,159
	$6,437	$5,275

The limited partnerships build, own and operate apartment complexes. The Company records its equity in the net income or loss of the Pedcor Investments 1987-II, 1988-V, 1990-XIII, 1997-XXVIII and 1997-XXIX based on the Company's interest in the partnerships. The Company has recorded its investment in Pedcor Investments 1990-XI, which represents less than a 20 percent ownership, at amortized cost and records income when distributions are received. In addition, the Company has recorded the benefit of low income housing credits of $339,000 for 2000 and $262,000 for 1999 and 1998. Combined financial statements for Pedcor Investments recorded under the equity method of accounting are as follows:

December 31	2000	1999

Combined statement of financial condition
Assets
Cash	$ 256	$ 313
Land and property	31,042	22,401
Other assets	1,136	1,694

Total assets	$32,434	$24,408

Liabilities
Notes payable	$30,061	$22,656
Other liabilities	884	820
Total liabilities	30,945	23,476

Partners' equity (deficit)
General partners	(3,076)	(2,423)
Limited partners	4,565	3,355
Total partners' equity	1,489	932

Total liabilities and partners' equity	$32,434	$24,408

NEXT PAGE
MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Year Ended December 31	2000	1999	1998
Combined condensed statement of operations
Total revenue	$3,743	$2,497	$2,389
Total expenses	4,353	2,499	2,377
Net income	$ (610)	$ (2)	$ 12
Note 9 - Deposits

December 31	2000	1999
Noninterest-bearing demand	$ 24,485	$ 14,361
Interest-bearing demand	52,497	38,199
Regular passbook	46,504	37,601
90-day passbook	1,685	2,191
Money market savings	43,898	42,091
Certificates and other time deposits of $100,000 or more	66,916	44,804
Other certificates	278,725	185,357
Total deposits	$514,710	$364,604

Certificates including other time deposits of $100,000 or more maturing in years ending December 31:

2001	$218,030
2002	60,406
2003	10,057
2004	11,534
2005	44,917
Thereafter	697
$345,641
Note 10 - Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements consist of obligations of the Company to other parties. The obligations are secured by U. S. Treasury bonds and such collateral is held in trust at a financial services company.

There was one outstanding agreement of $840,000 at December 31, 1999 and none at the end of 2000. The maximum amount of outstanding agreements at any month-end during 2000 and 1999 totaled $830,000 and $895,000. The average of such agreements totaled $128,000, $400,000 and $2,000 for the years ended December 31, 2000, 1999 and 1998.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 11 - Federal Home Loan Bank Advances
Maturities Year Ending December 31	Weighted- Average Rate	Amount
2001	6.4%	$ 74,091
2002	6.4	2,990
2003	5.8	5,954
2005	5.6	2,000
Thereafter	5.7	27,507
	6.2%	$112,542

The terms of a security agreement with the FHLB require the Bank to pledge as collateral for advances and outstanding letters of credit both qualifying first mortgage loans and investment securities in an amount equal to at least 170 percent of these advances and letters of credit. Advances are subject to restrictions or penalties in the event of prepayment.

Note 12 - Notes Payable

The Bank has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXVIII, L.P. of $1,707,000 at December 31, 2000 and $1,768,000 at December 31, 1999 payable in semiannual installments through January 1, 2010. At December 31, 2000 and 1999, the Bank was obligated under an irrevocable direct pay letter of credit for the benefit of a third party in the amount of $1,254,000 relating to this note and the financing for an apartment project by Pedcor Investments 1997-XXVIII L.P. (see Note 8).

In the acquisition of Marion, the Bank assumed a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXIX, LP. The note, which is payable in annual installments through August 15, 2008, had a balance of $1,933,000 at December 31, 2000.

Maturities Year Ending December 31	Notes Payable Pedcor
2001	$ 364
2002	359
2003	358
2004	351
2005	349
Thereafter	1,859
$3,640

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 13 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans consist of the following:

December 31	2000	1999	1998
Mortgage loan portfolio serviced for
Freddie Mac	$40,585	$22,128	$26,906
Fannie Mae	8,467	9,977	14,520
Other investors	17,559	311	882
	$66,611	$32,416	$42,308

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2000, 1999 and 1998 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type, and interest rates.

No valuation allowance was necessary at December 31, 2000, 1999 and 1998.

Year Ended December 31	2000	1999	1998
Mortgage Servicing Rights
Balances, January 1	$279	$340	$128
Servicing rights acquired	133
Servicing rights capitalized	79		257
Amortization of servicing rights	(63)	(61)	(45)
Balances, December 31	$428	$279	$340

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 14 - Income Tax

Year Ended December 31	2000	1999	1998

Income tax expense
Currently payable
Federal	$1,669	$1,088	$1,308
State	113	469	458
Deferred
Federal	864	(1,408)	216
State	460	(11)	67
Total income tax expense	$3,106	$ 138	$2,049

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$3,176	$335	$2,104
Effect of state income taxes	378	302	347
Low income housing credits	(339)	(262)	(262)
Tax-exempt income	(217)	(167)	(131)
Other	108	(70)	(9)

Actual tax expense	$3,106	$ 138	$2,049

Effective tax rate	33.3%	14.0%	33.1%

NEXT PAGE
MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The components of the deferred asset are as follows:

December 31	2000	1999
Assets
Allowance for loan losses	$2,319	$1,393
Deferred compensation	1,830	1,205
Charitable contribution carryover	1,141	1,390
Depreciation and amortization	261
Business tax and AMT credit carryovers	832
Investments in limited partnerships	811
Unrealized loss on securities available for sale		198
Other	335	193
Total assets	7,529	4,379
Liabilities
FHLB stock	(210)	(165)
Depreciation and amortization		(116)
State income tax	(241)	(92)
Loan fees	(1,462)	(1,125)
Unrealized gain on securities available for sale	(29)
Mortgage servicing rights	(179)	(119)
Investments in limited partnerships		(91)
Total liabilities	(2,121)	(1,708)
	$5,408	$2,671
The Company has a charitable contribution carryover of $3,355,000 that expires in the year ending December 31, 2005 and unused business income tax credits of $267,000, $153,000 and $339,000 expiring in years ending December 31, 2018, 2019 and 2020, respectively. In addition, the Company has an AMT credit carryover of $73,000 with an unlimited carryover period.

Income tax expense attributable to securities gains was $12,800 and $400 for the years ended December 1999 and 1998.

Retained earnings include approximately $14,743,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $5,013,000.

NEXT PAGE
MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 15 - Other Comprehensive Income
	2000
Year Ended December 31	Before- Tax Amount	Tax (Expense) Benefit	Net-of- Tax Amount

Net unrealized gains on securities	$563	$(223)	$340

	1999
Year Ended December 31	Before- Tax Amount	Tax (Expense) Benefit	Net-of- Tax Amount

Unrealized losses on securities
Unrealized holding losses arising during the year	$(515)	$206	$(309)
Less: reclassification adjustment for gains realized in net income	32	(13)	19

Net unrealized losses	$(547)	$219	$(328)

	1998
Year Ended December 31	Before- Tax Amount	Tax (Expense) Benefit	Net-of- Tax Amount

Unrealized gains on securities
Unrealized holding gains arising during the year	$79	$(31)	$48
Less: reclassification adjustment for gains realized in net income	1		1

Net unrealized gains	$78	$(31)	$47

Note 16 - Commitments and Contingent Liabilities

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

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

December 31	2000	1999

Loan commitments	$57,600	$41,700
Loans sold with recourse		93
Standby letters of credit	3,548	3,617

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

Note 17 - Dividend and Capital Restrictions

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

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
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

At December 31, 2000, the stockholder's equity of the Bank was $105,176,000, of which approximately $9,494,000 was available for the payment of dividends to the Company.

Note 18 - Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 risk-based capital, and core leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2000 and 1999, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2000 that management believes have changed the Bank's classification.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The Bank's actual and required capital amounts and ratios are as follows:
	Actual		Required for Adequate Capital[1]		To Be Well Capitalized[1]
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000
Total risk-based capital [1] (to risk-weighted assets)	$109,552	20.7%	$42,276	8.0%	$52,846	10.00%
Tier 1 risk-based capital [1] (to risk-weighted assets)	103,882	19.7%	21,138	4.0%	31,707	6.00%
Core capital [1] (to adjusted total assets)	103,882	13.6%	22,869	3.0%	38,115	5.00%
Core capital [1] (to adjusted tangible assets)	103,882	13.6%	15,246	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	103,882	13.6%	11,435	1.5%	NA	NA
As of December 31, 1999
Total risk-based capital [1] (to risk-weighted assets)	$76,994	21.7%	$28,357	8.0%	$35,446	10.00%
Tier 1 risk-based capital [1] (to risk-weighted assets)	73,445	20.7%	14,179	4.0%	21,268	6.00%
Core capital [1] (to adjusted total assets)	73,445	13.6%	16,252	3.0%	27,086	5.00%
Core capital [1] (to adjusted tangible assets)	73,445	13.6%	10,835	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	73,445	13.6%	8,126	1.5%	NA	NA
1 As defined by regulatory agencies

Note 19 - Employee Benefits

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The contributions are discretionary and determined annually. For the years ended December 31, 2000, 1999 and 1998, the Company matched employees' contributions at the rate of 50% for the first $600 participant contributions to the 401(k) and made a contribution to the profit-sharing plan of 7% of qualified compensation. The Company's expense for the plan was $216,000, $286,000 and $284,000 for the years ended December 31, 2000, 1999 and 1998.

The Company has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. These arrangements are funded by life insurance contracts which have been purchased by the Company. The Company's expense for the plan was $262,000, $214,000 and $188,000 for the years ended December 31, 2000, 1999 and 1998.

The Company has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are funded by life insurance contracts which have been purchased by the Company. The Company's expense for the plan was $154,000, $106,000 and $117,000 for the years ended December 31, 2000, 1999 and 1998.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

As part of the conversion in 1999, the Company established an ESOP covering substantially all its employees. The ESOP acquired 465,568 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $4,655,680 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. At December 31, 2000 and 1999, the Company had 413,179 and 444,979 unearned ESOP shares with a fair value of $6,094,000 and $4,339,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants, or used to repay the loan are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. Expense under the ESOP for the years ended December 31, 2000 and 1999 was $360,000 and $199,000. At December 31, 2000, the ESOP had 20,589 allocated shares, 413,179 suspense shares and 31,800 committed-to-be released shares. At December 31, 1999, the ESOP had no allocated shares, 444,979 suspense shares and 20,589 committed-to-be released shares.

On December 1, 2000, shareholders approved a Recognition and Award Plan (RAP). Restricted stock awards covering up to 232,784 shares of the common stock of the Company may be awarded to directors and executive officers under the RAP. At December 31, 2000, no grants had been made under the RAP.

Note 20 - Stock Option Plan

Under the Company's stock option plan approved by shareholders on December 1, 2000, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees and directors incentive and non-qualified stock option awards which vest and become fully exercisable at the discretion of the stock option committee as the options are granted. The Company is authorized to grant options for up to 581,961 shares of the Company's common stock. Under certain provisions of the plan, the number of shares available for grant may be increased without shareholder approval by the amount of shares surrendered as payment of the exercise price of the stock option and by the number of shares of common stock of the Company that could be repurchased by the Company using proceeds from the exercise of stock options. The exercise price of each option, which has a 10 or 15 year life may not be less than the market price of the Company's stock on the date of grant; therefore, no compensation expense will be recognized when the options are granted. Except for 58,295 options issued as part of the acquisition of Marion, no options were granted under the plan during 2000. Of the 58,295 options granted, 18,774 options were exercised during 2000 at an exercise price of $10.87 and 39,521 are exercisable at December 31, 2000 at a weighted-average exercise price of $10.97.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

As of December 31, 2000, options outstanding totaling 3,834 have an exercise price of $5.37 and a weighted-average remaining contractual life of 2.25 years, options outstanding totaling 18,774 have an exercise price of $10.87 and a weighted-average remaining contractual life of 5.67 years and options outstanding totaling 16,913 have an exercise price of $12.35 and a weighted-average remaining contractual life of 6.58 years.

Note 21 - Earnings Per Share

Earnings per share were computed as follows:

	Year Ended December 31, 2000
	Income	Weighted- Average Shares	Per-Share Amount
Basic Earnings Per Share
Income available to common shareholders	$6,235,222	5,557,775	$1.12
Effect of Dilutive Securities
Stock options		602
Diluted Earnings Per Share

Income available to common stockholders and assumed conversions	$6,235,222	5,558,377	$1.12

Note 22 - Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Trading Account, Investment and Mortgage-Backed Securities--Fair values are based on quoted market prices.

Loans Held For Sale--Fair values are based on quoted market prices.

Loans--The fair value for loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Cash Surrender Value of Life Insurance--The fair value of life insurance values approximate carrying value.

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

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The estimated fair values of the Company's financial instruments are as follows:
	2000		1999
December 31	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$21,046	$21,046	$19,983	$19,983
Trading account securities			1,235	1,235
Securities available for sale	35,142	35,142	29,599	29,599
Securities held to maturity	10,539	10,413	12,449	12,016
Loans held for sale	3,913	3,983
Loans	639,362	644,143	442,787	433,630
Stock in FHLB	6,993	6,993	5,339	5,339
Cash surrender value of life insurance	23,055	23,055	10,807	10,807
Interest receivable	4,313	4,313	2,653	2,653

Liabilities
Deposits	514,710	518,293	364,604	365,566
Securities sold under repurchase agreements			840	840
FHLB Advances	112,542	112,788	72,289	72,304
Notes payable--Pedcor	3,640	2,698	1,768	986
Interest payable	1,372	1,372	2,153	2,153
Advances by borrowers for taxes and insurance	1,452	1,452	1,289	1,289

Note 23 - Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheet
December 31	2000	1999

Assets
Cash on deposit with subsidiary	$ 17,973	$20,470
Cash on deposit with others	17
Total cash and cash equivalents	17,990	20,470
Investment securities available for sale	2,516
Loans receivable	2,889
Investment in common stock of subsidiary	105,176	74,628
Deferred income tax	1,140	1,393
Other assets	359	343

Total assets	$130,070	$96,834

Liabilities--other	$ 129	$ 122

Stockholders' Equity	129,941	96,712

Total liabilities and stockholders' equity	$130,070	$96,834

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Condensed Statement of Income

Year Ended December 31	2000	1999	1998

Income
Interest income from subsidiary	$ 904
Interest income from investments	158
Total income	1,062
Expenses
Interest expense		$ 40
Charitable contribution		4,477
Other	120
Total expenses	120	4,517

Income (loss) before income tax expense (benefit) and equity in undistributed income of subsidiary	942	(4,517)
Income tax expense (benefit)	374	(1,536)
Income (loss) before equity in undistributed income of subsidiary	568	(2,981)
Equity in undistributed income of subsidiary	5,667	3,827	$4,139
Net Income	$6,235	$ 846	$4,139

NEXT PAGE

MutualFirst Financial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Condensed Statement of Cash Flows

Year Ended December 31	2000	1999	1998

Operating Activities
Net income	$ 6,235	$ 846	$4,139
Adjustments to reconcile net income to net cash provided (used) by operating activities
Earned ESOP shares	360	199
Charitable contribution of Company's common stock		2,238
Deferred income tax benefit	246	(1,393)
Undistributed income of subsidiary	(5,667)	(3,827)	(4,139)
Other	(488)	(221)
Net cash provided (used) by operating activities	686	(2,158)

Investing Activities
Capital contribution to subsidiary		(27,283)
Cash received in acquisition, net	630
Purchase of securities available for sale	(2,498)
Net cash used by investing activities	(1,868)	(27,283)

Financing Activities
Proceeds from sale of common stock, net of costs		49,911
Cash dividends	(1,502)
Proceeds from stock options exercised	204
Net cash provided (used) by financing activities	(1,298)	49,911

Net Change in Cash and Cash Equivalents	(2,480)	20,470

Cash and Cash Equivalents, Beginning of Year	20,470

Cash and Cash Equivalents, End of Year	$17,990	$20,470	$ 0

Additional Cash Flow and Supplementary Information
Common stock issued to ESOP leveraged with an employee loan		$4,656
Fair value of stock issued in acquisition of Marion	$27,804
Fair value of net assets, excluding cash, in acquisition	2,411

NEXT PAGE

Shareholder Information Annual Meeting:       The annual meeting of shareholders will be held at 3:00 p.m. local time, on April 25, 2001, at the Company's main office, located at 110 E. Charles Street, Muncie, Indiana.
Transfer Agent:
Continental Stock Transfer & Trust Company 2 Broadway / 19th Floor New York, NY 10004 (212) 509-4000

General Counsel:	Special Counsel:
Beasley Gilkison, LLP 110 E. Charles Street Muncie, IN 47305	Silver, Freedman & Taff, L.L.P. 1100 New York Avenue, N.W. Seventh Floor, East Tower Washington, DC 20005

Independent Auditor:
Olive, LLP 201 N. Illinois, Suite 700 Indianapolis, IN 46204

Shareholder and General Inquiries:
R. Donn Roberts President & Chief Executive Officer MutualFirst Financial, Inc. 110 E. Charles Street Muncie, IN 47305	Timothy J. McArdle Senior Vice President, Treasurer and Controller

ANNUAL AND OTHER REPORTS

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, are available without cost, by writing: MutualFirst Financial, Inc. Investor Relations, Attn: R. Donn Roberts, President and Chief Executive Officer, 110 E. Charles Street, Muncie, Indiana 47305.

The common stock for MutualFirst Financial, Inc. is traded under the symbol "MFSF" on the Nasdaq National Market. The table below shows the high and low closing prices for our common stock for the periods indicated. This information was provided by the Nasdaq. At March 1, 2001, there were 8,376,623 shares of common stock issued and outstanding and approximately 1,531 shareholders of record.

	Stock Price
Quarter Ending:	High	Low	Dividends per Share

03 / 31 / 00	$ 9.625	$ 8.750	$0.07
06 / 30 / 00	$12.000	$ 8.938	$0.07
09 / 30 / 00	$13.750	$11.250	$0.07
12 / 31 / 00	$14.750	$12.750	$0.07

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating form the Bank to accumulate earnings for payment of cash dividends to the shareholders.

NEXT PAGE

Officers & Directors
MutualFirst Financial, Inc. Directors
 Wilbur R. Davis, Chairman of the Board
Julie A. Skinner, Vice Chairman
R. Donn Roberts, Director
Edward J. Dobrow, Director
Linn A. Crull, Director
James D. Rosema, Director
William V. Hughes, Director
Steven L. Banks, Director
John M. Dalton, Director
Jon R. Marler, Director
Jerry D. McVicker, Director	MutualFirst Financial, Inc. Officers R. Donn Roberts, President Tim McArdle, Senior Vice President, Treasurer and Controller Rosalie Petro, Secretary

Mutual Federal Savings Bank
Board of Directors:
 Wilbur R. Davis, Chairman of the Board
Julie A. Skinner, Vice Chairman
R. Donn Roberts, Director
Edward J. Dobrow, Director
Linn Crull, Director
James D. Rosema, Director
William V. Hughes, Director
Steven L. Banks, Director
John M. Dalton, Director
Jon R. Marler, Director
Jerry D. McVicker, Director

Senior Directors
 Charles R. McCormick, Senior Director
Gene B. Kern, Senior Director
Jack E. Buckles, Senior Director
G. Richard Benson, Senior Director

Winchester Advisory Board
Kenneth W. Girton, Advisory Director
Robert Morris, Advisory Director
Clark G. Loney, Advisory Director
Gene Gulley, Senior Advisory Director

Warsaw Advisory Board
J. Kevin Zachary, Advisory Director
Candace Wolkins, Advisory Director
John Sadler, Advisory Director
David Carey, Advisory Director
Stephen Harris, Advisory Director
Phillip J. Harris, Senior Advisory Director
Mutual Federal Savings Bank
  Corporate Officers
 R. Donn Roberts, President
Steve Campbell, Senior Vice President
Steve Selby, Senior Vice President
Tim McArdle, Senior Vice President,
  Treasurer and Controller
Steven L. Banks, Senior Vice President
Max Courtney, Vice President
Dave Heeter, Vice Presdient
Marvin Vincent, Vice President
Pat Botts, Vice President
Michael Barber, Vice President
Larry Phillips, Vice President
Cynthia M. Fortney, Vice President
Michael G. Fisher, Vice President
James Tinkey, Vice President
Norb Adrian, Assistant Vice President
Lori Ritchey, Assistant Vice President
Lynda Stoner, Assistant Vice President
Ralph Spencer, Assistant Vice President
Cornnie Bower, Assistant Vice President
Crystal L. Bradford, Assistant Vice President
Lila Piper, Assistant Vice President
Brenda West, Assistant Vice President
Rosalie Petro, Corporate Secretary	Mutual Federal Savings Bank
  Administrative Officers
Glenda Thomas, Branch Manager, Warsaw East Center
Norma Lozier, Branch Manager, North Webster
Jean DeHart, Branch Manager, Northwest
Carla Gendron, Manager, Deposit Products
Tammy Hefflin, Assistant Controller & Manager, Accounting
Jan Heminger, Branch Manager, West Bethel
Bill Curl, Branch Manager, Warsaw Market Street
Kim Evans, Branch Manager, South Madison
Patti Decker, Branch Manager, Yorktown
Denise Abrams, Branch Manager, Broadway
Vicki Reade, Branch Manager, Albany
Kristen Welch, Manager, Marketing
Sharon Ferguson, Branch Manager, West Jackson
Brad Zimmerman, Manager, Information Systems
Christie Ankney, Branch Manager, East Jackson
Cathy Coolman, Branch Manager, Gas City
Barbara Wright, Manager, Loan Operations
Dorothy Douglas, Manager, Human Resources
Beth Winters, Branch Manager, Wal-Mart, Marion

NEXT PAGE

MutualFirst
Financial Inc.
110 E. Charles Street
Muncie, IN 47305