Form 10-K, Exhibit 13
period 2001-12-31
MUTUALFIRST FINANCIAL INC
filed 2002-03-29
CIK 1094810

MUTUALFIRST Financial, Inc.
--------------------------------------------------------------------------------
                                                              2001 ANNUAL REPORT

MUTUALFIRST Financial, Inc.
110 E. Charles St.
Muncie, IN 47305

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



                               TABLE OF CONTENTS
                                                                        PAGE NO.
President's Message                                                          1

Selected Consolidated Financial Information                                  2

Management's Discussion and Analysis of Financial
    Condition and Results of Operation                                       4

Independent Accountants' Report                                             17

Consolidated Financial Statements                                           18

Notes to Consolidated Financial Statements                                  23

Corporate Information                                                       46

Shareholder Information                                                     48

PRESIDENT'S LETTER
ANNUAL REPORT

       MUTUALFIRST Financial, Inc. completed its second full year as a public company in 2001, a year that will be forever remembered for the great tragedy that occurred on September 11th. It was also a year of unprecedented cuts in short term interest rates as the Federal Reserve attempted to ward off a deepening national recession. In light of all of these factors, I feel fortunate to be able to bring you a positive report of our financial results for 2001.

       As I reflect on 2001, I am proud of the fact that we made several leadership transitions by promoting key people within Mutual Federal Savings Bank, continued our integration with First Federal of Marion, and increased shareholder value.

       We fine-tuned our organization structure to allow focused effort on enhanced performance within Mutual Federal Savings Bank by the creation of the position of Executive Vice President and Chief Operating Officer. David W. Heeter was elected to fill that role. Vice Presidents Larry Phillips and Patrick Botts also assumed new responsibilities. Mr. Phillips was named Controller, and Mr. Botts will lead our Administration Division. Lynda Stoner and Ralph Spencer were both promoted to the position of Vice President. Mrs. Stoner leads the Delaware/Randolph County Community Banking Division. Mr. Spencer heads Consumer Lending within our Corporate Products and Services Division. Bill Curl and Glenda Thomas were elected to the position of Assistant Vice President in our Kosciusko County market to lead our lending and branch operations, respectively, in that rapidly growing community. We also created the position of Assistant Treasurer, and promoted Christopher Cook to fill that role.

       The low interest rate environment led to outstanding growth in consumer and commercial loans, as they grew by more than $9 million during the year, as well as record mortgage loan originations of over $186 million. Despite the volatility of interest rates, we were able to maintain our interest margins. The Bank's insurance business, through Mutual Financial Services and Family Financial Life Insurance Company, also performed well. In December, we entered into a joint agreement with two other banks to purchase two Delaware County title insurance agencies and form our own title insurance company, Indiana Title Insurance, LLC. These levels of growth and financial performance could not have been accomplished without a committed, competent staff dedicated to giving Mutual Federal Savings Bank and its customers their best each and every day.

       In a year when stock markets fluctuated, our stock price remained relatively flat throughout the year, ranging from a low of $13.875 during the first quarter to a high of $15.39 in the third quarter. However, early indications in 2002 have been positive in regards to price. In 2001, MUTUALFIRST Financial, Inc. was able to increase earnings per share and return on equity, while increasing our dividends paid to shareholders by 14%. At year-end, we were nearing completion of our third stock repurchase program.

       Our top priority continues to be growing Mutual Federal Savings Bank. We will do this by providing our customers with the combination of stability, security and quality products and services only a financially sound and federally insured community bank can provide. We believe in our ability to grow in a changing marketplace, without compromising the values and principles that have governed us for nearly 113 years.

       I would like to thank you for your continued confidence in our company and your willingness to grow with us.


                              /s/ R. Donn Roberts

                              President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

       The following information is only a summary and you should read it in conjunction with our financial statements and notes contained in this Annual Report.

                                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------
                                                        2001       2000       1999       1998       1997
----------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)
SELECTED FINANCIAL CONDITION DATA

Total Assets                                          $769,328   $770,370   $544,523   $469,515   $458,695

Cash and cash equivalents                               30,558     21,046     19,983     12,938     10,349

Loans, net                                             636,635    639,362    442,787    398,146    399,290

Investment Securities:
 Available-for -sale, at fair value                     31,580     35,142     29,599     14,208     12,370
 Held-to-maturity                                            0     10,539     12,449     11,004     10,167

Total deposits                                         538,878    514,710    364,604    365,999    344,860

Total borrowings                                       110,743    116,182     74,898     52,462     66,255

Total stockholders' equity                             109,744    129,941     96,712     43,846     39,660


SELECTED OPERATIONS DATA

Total interest income                                 $ 54,940   $ 41,180   $ 34,811   $ 34,474   $ 34,085
Total interest expense                                  29,081     21,645     19,242     19,690     19,082
----------------------------------------------------------------------------------------------------------
 Net interest income                                     25,859     19,535     15,569     14,784     15,003

Provision for loan losses                                1,282        685        760      1,265        700
----------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses     24,577     18,850     14,809     13,519     14,303
----------------------------------------------------------------------------------------------------------

Service fee income                                       2,626      2,070      1,728      1,544      1,316
Gain on sale of loans and investment securities          1,350        144         32        807        188
Other non-interest income                                2,126      1,402      1,091      1,077        579
----------------------------------------------------------------------------------------------------------
Total non-interest income                                6,102      3,616      2,851      3,428      2,083
----------------------------------------------------------------------------------------------------------

Salaries and employee benefits                          12,288      7,496      7,236      6,115      5,548
Charitable contributions                                    --          4      4,570         97         69
Other expenses                                           7,232      5,625      4,870      4,547      4,474
----------------------------------------------------------------------------------------------------------
Total non-interest expense                              19,520     13,125     16,676     10,759     10,091
----------------------------------------------------------------------------------------------------------

Income before taxes                                     11,159      9,341        984      6,188      6,295
Income tax expense                                       3,079      3,106        138      2,049      2,160
----------------------------------------------------------------------------------------------------------
Net income                                            $  8,080   $  6,235   $    846   $  4,139   $  4,135
==========================================================================================================


                                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                               2001           2000           1999           1998           1997
-------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER FINANCIAL DATA:
Performance Ratios:
  Return on average assets (ratio of net
    income to average total assets)                             1.05%          1.09%          0.17%          0.89%          0.93%
  Return on average equity (ratio of net
    income to average equity)                                   6.80           6.15           1.83           9.83          11.36

  Interest rate spread information:

    Average during the period                                   3.22           3.09           3.24           3.21           3.34
    Net interest margin(1)                                      3.67           3.71           3.41           3.42           3.58

  Ratio of operating expense to average total assets            2.54           2.30           3.35           2.31           2.28

  Ratio of average interest-earning assets to
    average interest-bearing liabilities                      110.85         115.17         104.05         104.56         105.18

  Efficiency ratio(2)                                          61.08          56.69          90.53          59.08          59.06


Asset Quality Ratios:
  Non-performing assets to total assets at
    end of period                                               1.05           0.56           0.30           0.29           0.62

  Non-performing loans to total loans                           1.03           0.53           0.17           0.28           0.19

  Allowance for loan losses to non-performing loans             82.4         189.13         467.61         307.36         406.71

  Allowance for loan losses to loans, net                       0.85           1.01           0.82           0.85           0.77


Capital Ratios:
  Equity to total assets at end of period                      14.26          16.87          17.76           9.34           8.65

  Average equity to average assets                             15.44          17.81           9.29           9.06           8.22


Share and Per Share Data:
  Average common shares outstanding
    Basic                                                  6,949,879      5,558,377
    Diluted                                                6,964,305      5,558,377
  Per share:
    Basic earnings                                             $1.16          $1.12
    Diluted earnings                                           $1.16          $1.12
    Dividends                                                   0.32           0.28

Dividend payout ratio (3)                                      27.59%         25.00%

Other Data:
  Number of full-service offices                                  17             17             13             12             12


(1) Net interest income divided by average interest earning assets.
(2) Total non-interest expense divided by net interest income plus total non-interest income.
(3) Dividends per share divided by earnings per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

       MUTUALFIRST Financial, Inc., a Maryland corporation, is a savings and loan holding company, which has as its wholly owned subsidiary, Mutual Federal Savings Bank, Muncie, Indiana. MFS Financial, Inc. was formed in September 1999 to become the holding company of Mutual Federal in connection with Mutual Federal's conversion from the mutual to stock form of organization on December 29, 1999. In April 2000, MFS Financial, Inc. formally changed its corporate name to MUTUALFIRST Financial, Inc. ("MUTUALFIRST") The words "we," "our" and "us" refer to MUTUALFIRST and Mutual Federal on a consolidated basis, except that references to us prior to December 29, 1999 refer only to Mutual Federal.

       Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one to fourfamily residences and in a variety of consumer loans. We also originate loans secured by commercial and multi-family real estate, commercial business loans and construction loans secured primarily by residential real estate. We are headquartered in Muncie, Indiana with 17 retail offices primarily serving Delaware, Randolph, Kosciusko, and Grant counties in Indiana. We also originate mortgage loans in contiguous counties, and we originate indirect consumer loans throughout Indiana.

       The following discussion is intended to assist your understanding of our financial condition and results of operations. The information contained in this section should be read in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements.

       Our results of operations depend primarily on our net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Our results of operations also are affected by the level of our non-interest income and expenses and income tax expense.

FORWARD-LOOKING STATEMENTS

       This discussion contains various forward-looking statements, which are based on assumptions and describe our future plans and strategies and our expectations. These forward-looking statements are generally identified by words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements. We do not undertake, and specifically disclaim any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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

       Financial highlights of our strategy include:

         o CONTINUING AS A DIVERSIFIED LENDER. We have been successful in diversifying our loan portfolio to reduce our reliance on any one type of loan. From 1995 through 2000 approximately 36% of our loan portfolio has consisted of loans other than one-to-four family real estate loans. At the end of 2001 that percentage had increased to 41.1%.

         o CONTINUING AS A LEADING ONE TO FOUR-FAMILY LENDER. We are one of the largest originators of one-to-four family residential loans in our four-county market area. During 2001, we originated $185.0 million of one-to-four family residential loans.

         o CONTINUING TO FOCUS ON ASSET QUALITY. Although 2001 saw a rise in non-performing assets to total assets to 1.03%, our historical ratios had not exceeded .62% since 1994. We are confident that our underwriting standards will continue to provide for a quality loan portfolio.

         o CONTINUING OUR STRONG CAPITAL POSITION. As a result of our consistent profitability, we have historically maintained a strong capital position. At December 31, 2001, our ratio of stockholders' equity to total assets was 14.3%.

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

       In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Mutual Federal's board of directors sets and recommends asset and liability policies which are implemented by the asset and liability management committee. The asset and liability management committee is chaired by the chief financial officer and is comprised of members of our senior management. The purpose of the asset and liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. This committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets monthly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. At each meeting, the asset and liability management committee recommends appropriate strategy changes based on this review. The chief financial officer is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

       In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have sought to:

         o originate and purchase adjustable rate mortgage loans and commercial business loans,

         o        originate shorter-term consumer loans,

         o        manage our deposits to establish stable deposit relationships,

         o acquire longer-term borrowings at fixed rates, when appropriate, to offset the negative impact of longer-term fixed rate loans in our loan portfolio, and

         o        limit the percentage of fixed-rate loans in our portfolio.

       Depending on the level of general interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may increase our interest rate risk position somewhat in order to maintain our net interest margin. We intend to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans. In addition, in an effort to maintain our limit on the percentage of fixed-rate loans, in 2001, we sold $58.4 million of fixed rate, one-to-four family mortgage loans in the secondary market.

       The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and offbalance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by our board of directors.

       The Office of Thrift Supervision provides Mutual Federal with the information presented in the following tables. The tables present the change in our net portfolio value at December 31, 2001 and 2000 that would occur upon an immediate and sustained change in market interest rates of 100 to 300 basis points as required by the Office of Thrift Supervision, and do not give any effect to actions that management might take to counteract that change. All changes in net portfolio value under all rate changes listed were within board of director approved guidelines.

                                DECEMBER 31, 2001
                               NET PORTFOLIO VALUE

                                                                                      NPV AS % OF PV OF ASSETS
CHANGES                                                                               -------------------------
IN RATES                 $ AMOUNT            $ CHANGE           % CHANGE             NPV RATIO           CHANGE
-------------------------------------------------------------------------------------------------------------------
                                              (Dollars in thousands)
+300 bp                   72,270            -31,165                 -30%                 9.92%              -341 bp
+200 bp                   83,082            -20,353                 -20%                11.16%              -217 bp
+100 bp                   93,661             -9,774                  -9%                12.32%              -102 bp
   0 bp                  103,435                                                        13.33%
-100 bp                  109,059              5,624                   5%                13.85%               +51 bp
-200 bp                   n/m(1)             n/m(1)               n/m(1)                n/m(1)               n/m(1)
-300 bp                   n/m(1)             n/m(1)               n/m(1)                n/m(1)               n/m(1)


(1) Not meaningful because some market rates would compute to a rate less than zero.

                                DECEMBER 31, 2000
                               NET PORTFOLIO VALUE

                                                                                      NPV AS % OF PV OF ASSETS
CHANGES                                                                               -------------------------
IN RATES                 $ AMOUNT            $ CHANGE           % CHANGE             NPV RATIO           CHANGE
-------------------------------------------------------------------------------------------------------------------
                                              (Dollars in thousands)
+300 bp                   75,383            -29,360                 -28%                10.47%              -323 bp
+200 bp                   85,990            -18,753                 -18%                11.69%              -201 bp
+100 bp                   95,979             -8,764                  -8%                12.79%               -91 bp
   0 bp                  104,743                                                        13.70%
-100 bp                  110,794              6,051                   6%                14.28%               +58 bp
-200 bp                  115,006             10,263                  10%                14.63%               +93 bp
-300 bp                  121,141             16,398                  16%                15.18%              +148 bp



       The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market value of certain assets under differing interest rate scenarios, among others.

       As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features, which restrict changes in interest rates on short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the tables.


FINANCIAL CONDITION AT DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

       GENERAL. Our total assets remained stable, decreasing $1.0 million during 2001 ending the year at $769.3 million compared to $770.3 million at December 31, 2000, primarily due to the sale of $58.4 million of one-to-four family real estate mortgage loans. Liabilities increased $19.2 million due to increased deposits and stockholders' equity decreased $20.2 million primarily due to the repurchase of common stock.

       LOANS. Our net loan portfolio decreased $2.8 million from $639.4 million at December 31, 2000, to $636.6 million at December 31, 2001. Consumer loans increased $5.3 million or 3.4% from $156.9 million at December 31, 2000 to $162.2 million at December 31, 2001, despite the sale of our $1.9 million credit card portfolio in November. Most of the consumer loan growth came from auto loans, which increased $4.2 million or 14.7% from $28.9 million to $33.1 million and recreation vehicle loans, which increased $10.0 million or 28.7% from $34.7 million to $44.7 million. Commercial business loans increased $3.7 million or 14.1% from $26.4 million to $30.1 million at December 31, 2001. Real estate mortgage loans decreased $10.7 million, or 2.3% from $465.5 million to $454.8 million at December 31, 2001. Mortgage loans held for sale increased $7.6 million and mortgage loans sold during the period totaled $58.4 million, primarily to mitigate interest rate risk.

       ALLOWANCE FOR LOAN LOSS. The allowance for loan losses decreased to $5.4 million at December 31, 2001 from $6.5 million at December 31, 2000, a decrease of $1.1 million, or 16%. Net charge offs were $2.3 million during the year ended 2001 as compared to net charge offs of $1.0 million for 2000. This, along with a $1.3 million loan loss provision during 2001, resulted in the allowance for loan losses as a percentage of total loans decreasing to .85% at December 31, 2001 compared to 1.01% at December 31, 2000. The allowance for loan losses as a percentage of non-performing loans was 82.4% and 189.1% at December 31, 2001 and December 31, 2000, respectively. Non-performing loans were $6.6 million or 1.03% of total loans at December 31, 2001 compared to $3.4 million or .53% at December 31, 2000. The decrease in allowance for loan losses is due to the write down to fair value of several non-performing commercial real estate loans acquired in the merger of Marion Capital Holdings.

       SECURITIES. Investment securities amounted to $31.6 million at December 31, 2001 compared to $45.7 million at December 31, 2000, a 30.9% decrease. This decrease was primarily due to the shifting of funds from longer-term securities to short-term interest-bearing accounts and loans held for sale.

       LIABILITIES. Our total liabilities increased $19.2 million, or 3.0%, to $659.6 million at December 31, 2001 from $640.4 million at December 31, 2000. This increase was due primarily to an increase in deposits of $24.2 million. Borrowed funds decreased $5.4 million.

       STOCKHOLDERS' EQUITY. Stockholders' equity decreased $20.2 million from $129.9 million at December 31, 2000 to $109.7 million at December 31, 2001. The decrease was due primarily to the repurchase of 1,905,979 shares at a cost of $28.2 million and dividend payments of $2.3 million. These decreases were partially offset by net income of $8.1 million, Employee Stock Ownership Plan
(ESOP) shares earned of $464,000, RRP shares earned of $1.4 million, and proceeds from the exercise of stock options of $54,000. Also, unrealized gain on securities available for sale increased $300,000.


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

       LOANS. Our net loan portfolio increased from $442.8 million at December 31, 1999 to $639.4 million at December 31, 2000. The increase in the loan portfolio over this time period was due primarily to the merger with Marion Capital, which had a $163.7 million loan portfolio. The loan portfolio increased most in the one-to-four family category, from $286.6 million at December 31, 1999 to $388.9 million at December 31, 2000. All other loan categories increased from $163.2 million at December 31, 1999 to $259.9 million at December 31, 2000.

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


                                                                        YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                 2001                            2000                             1999
------------------------------------------------------------------------------------------------------------------------------------
                                     AVERAGE  INTEREST   AVERAGE      AVERAGE   INTEREST   AVERAGE      AVERAGE  INTEREST   AVERAGE
                                 OUTSTANDING   EARNED/    YIELD/  OUTSTANDING    EARNED/    YIELD/  OUTSTANDING   EARNED/    YIELD/
                                     BALANCE      PAID      RATE      BALANCE       PAID      RATE      BALANCE      PAID      RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Interest-Earning Assets:
  Interest-bearing deposits           $6,210      $189      3.04%      $1,003        $56      5.58%      $3,664      $161      4.39%
  Trading account securities              --        --        --          186          9      4.84        1,134        67      5.91
  Mortgage-backed securities:
    Available-for-sale                11,124       759      6.82       13,637        931      6.83        5,006       323      6.45
  Investment securities:
    Available-for-sale (1)            18,413     1,184      6.43       18,530      1,243      6.71        8,294       470      5.67
    Held-to-maturity                   5,155       270      5.24       11,423        673      5.89       12,365       733      5.93
  Loans                              656,579    52,018      7.92      475,912     37,811      7.94      422,611    32,739      7.75
  Stock in FHLB of Indianapolis        6,993       520      7.44        5,464        457      8.36        3,926       318      8.10
                                       -----    ------                -------     ------                -------    ------
  Total interest-earning assets (2)  704,474    54,940      7.80      526,155     41,180      7.83      457,000    34,811      7.62
                                                ------                            ------                           ------
Non-interest earning assets, net of
  allowance for loan losses and
  unrealized gain/loss                65,438                           43,583                            40,162
                                      ------                           ------                            ------

    Total assets                    $769,912                         $569,738                          $497,162
                                    ========                         ========                          ========

Interest-Bearing Liabilities

  Demand and NOW accounts            $74,545       729      0.98      $56,288        516      0.92      $54,122       553      1.02
  Savings deposits                    49,468       921      1.86       39,842        845      2.12       42,709       853      2.00
  Money market accounts               43,042     1,270      2.95       33,310      1,369      4.11       29,299     1,056      3.60
  Certificate accounts               366,375    20,394      5.57      261,693     14,814      5.66      252,452    13,392      5.30
                                     -------    ------                -------     ------                -------    ------
  Total deposits                     533,430    23,314      4.37      391,133     17,544      4.49      378,582    15,854      4.19
  Borrowings                         102,087     5,767      5.65       65,728      4,101      6.24       60,620     3,388      5.59
                                     -------    ------                -------     ------                -------    ------
    Total interest-bearing
      accounts                       635,517    29,081      4.58      456,861     21,645      4.74      439,202    19,242      4.38
                                                ------                            ------                           ------
Other liabilities                     15,544                           11,419                            11,767
                                     -------                          -------                           -------
    Total liabilities                651,061                          468,280                           450,969
Stockholders' equity                 118,851                          101,458                            46,193
                                     -------                          -------                           -------
    Total liabilities and
      stockholders' equity          $769,912                         $569,738                          $497,162
                                    ========                         ========                          ========


Net earning assets                   $68,957                          $69,294                           $17,798
                                     =======                          =======                           =======

Net interest income                            $25,859                           $19,535                          $15,569
                                               =======                           =======                          =======

Net interest rate spread                                    3.22%                             3.09%                            3.24%
                                                            ====                              ====                             ====


Net yield on average
  interest-earning assets                                   3.67%                             3.71%                            3.41%
                                                            ====                              ====                             ====



Average interest-earning assets to
  average interest-bearing
  liabilities                         110.85%                          115.17%                                    104.05%
                                      ======                           ======                                     ======


----------------
(1) Average balances were calculated using amortized cost, which excludes FASB 115 valuation allowances.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

RATE/VOLUME ANALYSIS

       The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                         YEAR ENDED DECEMBER 31,

                                                           2001 VS. 2000                        2000 VS. 1999
                                                ---------------------------------    ----------------------------------
                                                       INCREASE                            INCREASE
                                                      (DECREASE)                          (DECREASE)
                                                       DUE TO              TOTAL            DUE TO              TOTAL
                                                -------------------      INCREASE     -----------------       INCREASE
                                                VOLUME         RATE     (DECREASE)    VOLUME       RATE      (DECREASE)
-----------------------------------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Interest-bearing deposits                    $    169       $   (36)   $    133    $   (140)    $    35    $  (105)
  Trading account securities                         (9)           --          (9)        (48)        (10)       (58)
Investment securities:
    Available-for-sale                             (174)          (58)       (232)      1,261         120      1,381
    Held-to-maturity                               (335)          (68)       (403)        (56)         (4)       (60)
  Loans                                          14,314          (106)     14,208       4,217         855      5,072
  Stock in FHLB of Indianapolis                     118           (55)         63         128          11        139
                                               --------       -------    --------    --------     -------    -------
    Total interest-earning assets               $14,083        $ (323)     13,760    $  5,362     $ 1,007      6,369
                                               ========       =======    --------    ========     =======    -------

Interest-bearing liabilities:
  Savings deposits                             $    188       $  (112)   $     76    $    (59)    $    51    $    (8)
  Money market accounts                             343          (442)        (99)        155         158        313
  Demand and NOW accounts                           177            36         213          21         (58)       (37)
  Certificate accounts                            5,831          (249)      5,580         502         919      1,422
  Borrowings                                      2,085          (419)      1,666         299         414        713
                                               --------       -------    --------    --------     -------    -------
    Total interest-bearing liabilities         $  8,624       $(1,186)      7,436    $    918     $ 1,484      2,403
                                               ========       =======    --------    ========     =======    -------

Change in net interest income                                            $  6,324                            $ 3,966
                                                                         ========                            =======

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2001 AND 2000.

       GENERAL. Net income for the year ended December 31, 2001 increased $1.9 million to $8.1 million compared to $6.2 million for the year ended December 31, 2000. The increase in net income was primarily due to the merger with Marion Capital Holdings completed in December, 2000 and accounted for as a purchase.

       NET INTEREST INCOME. Interest income increased $13.7 million, or 33.4%, to $54.9 million for the year ended December 31, 2001 from $41.2 million for the year ended December 31, 2000. Interest expense increased $7.4 million, or 34.4%, from $21.6 million for the year ended December 31, 2000 to $29.0 million for the year ended December 31, 2001. As a result, net interest income for the year ended December 31, 2001 increased $6.3 million, or 32.4% compared to 2000. The increase in net interest income was due to the increase in the average balance of net earning assets related to the merger with Marion Capital. In addition, the average interest rate spread increased from 3.09% to 3.22%.

       INTEREST INCOME. The increase in interest income during the year ended December 31, 2001 was due to an increase in the average balance of interest-earnings assets (primarily from the December, 2000 merger with Marion Capital Holdings). The average balance of the loan portfolio increased $180.7 million, or 38.0%, to $656.6 million for 2001, from $475.9 million for 2000, primarily due to the merger with Marion Capital Holdings. The average yield on our loan portfolio decreased slightly from 7.94% in 2000 to 7.92% in 2001, primarily due to lower market rates of interest.

       INTEREST EXPENSE. The increase in interest expense during the year ended December 31, 2001 was due primarily to increased average balances of borrowings and deposits. As a result of the merger with Marion Capital Holdings, average balances of borrowings and deposits increased from $456.9 million in 2000, to $635.5 million in 2001. The average rate paid on deposits and borrowed funds decreased from 4.74% in 2000 to 4.58% in 2001, primarily due to decreasing market rates throughout the year.

       PROVISION FOR LOAN LOSSES. For the year ended December 31, 2001, the provision for loan losses amounted to $1.3 million compared to $685,000 in 2000. The primary reason for this increase was an increase of non-accruing one-to-four family and commercial real estate loans. Non-accruing one-to-four family loans increased from $710,000 at December 31, 2000 to $2.9 million at December 31, 2001 as a result of the slowing economy, primarily in the Grant County market. Non-accruing commercial real estate loans increased from $1.5 million at December 31, 2000 to $2.9 million at December 31, 2001, due primarily to two nursing home loans becoming more than ninety days delinquent. At the present time it is management's opinion that these loans are sufficiently reserved and no additional allowance will be necessary. The 2001 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses, and current qualitative factors such as the local and national economy.

       OTHER INCOME. Other income for the year ended December 31, 2001 increased $2.5 million, or 68.8%, to $6.1 million for the year ended December 31, 2001 compared to $3.6 million for the year 2000. This improvement was primarily due to an increase of $555,000 in service fee income; $190,000 increase in commission income; $1.3 million gain on sale of loans; and a $587,000 increase in cash surrender value of life insurance. Most of these increases, with the exception of the gain on sale of loans, were due to the merger with Marion Capital Holdings.

       OTHER EXPENSES. Total operating expenses increased $6.4 million from $13.1 million for the year ended December 31, 2000 to $19.5 million for 2001. Salaries and employees benefits were $12.3 million for the year ended December 31, 2001 compared to $7.5 million for the 2000 period, an increase of $4.8 million, or 63.9%. The reasons for the increase in salaries and benefits included an increase in the number of full time equivalent employees resulting from the merger with Marion Capital Holdings, the grant of restricted stock awards under the Recognition and Retention Plan, and an increased incentive bonus due to increased profitability. All other expenses increased $1.6 million, or 28.5%, for the year ended December 31, 2001, compared to 2000. These increases were due primarily to the merger with Marion Capital Holdings.

       INCOME TAX EXPENSE. Income tax expense for the year ended December 31, 2001 was $3.1 million, the same as for the year ended December 31, 2000. During 2001, there was increased tax-exempt income and increased low-income housing tax credits related to the Marion Capital Holdings merger. The effective tax rate was 27.6% and 33.3% for 2001 and 2000, respectively.

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

LIQUIDITY AND COMMITMENTS

       Mutual Federal is required to maintain adequate levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations to ensure the institution's safe and sound operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to ensure that adequate liquidity is maintained. At December 31, 2001, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits and current borrowings, was 9.48%.

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

       Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At December 31, 2001, the total approved loan origination commitments outstanding amounted to $22.4 million. At the same date, the unadvanced portion of construction loans was $5.2 million. At December 31, 2001, unused lines of credit totaled $35.9 million and outstanding letters of credit totaled $7.3 million. As of December 31, 2001, certificates of deposit scheduled to mature in one year or less totaled $237.5 million, and investment and mortgage-backed securities scheduled to mature in one year or less totaled $3.0 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with us. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

CAPITAL

       Consistent with our goals to operate a sound and profitable financial organization, Mutual Federal actively strives to remain a "well capitalized" institution in accordance with regulatory standards. Total stockholders' equity of MUTUALFIRST Financial, Inc. was $109.7 million at December 31, 2001, or 14.3% of total assets on that date. As of December 31, 2001, Mutual Federal exceeded all capital requirements of the Office of Thrift Supervision, with regulatory capital ratios as follows: core capital 13.5%; Tier I risk-based capital, 19.6%; and total risk-based capital, 20.7%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

IMPACT OF NEW ACCOUNTING STANDARDS

       ACCOUNTING FOR A BUSINESS COMBINATION. Statement of Financial Accounting Standards ("SFAS") No. 141 requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited. A business combination occurs when an enterprise acquires all or a portion of the net assets that constitutes a business or equity interests of one or more other enterprises and obtains control over the enterprise or enterprises. All two-party and multi-party business combinations, including "roll-up" and "put-together" transactions are included in the scope of this Statement.

       This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

       The provisions of Statement No. 141 are effective for any business combination that is initiated after June 30, 2001.

       ACCOUNTING FOR GOODWILL. Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

       Impairment testing is a two step process. The first step is a comparison of the fair value of a reporting unit to its carrying amount including goodwill. If the fair value of the reporting unit is greater than its carrying value, goodwill is not impaired and no further work is required. Companies should perform the first step of the impairment test on all goodwill within six months of initially applying the Statement. If the fair value is less, the second step should be performed. The second step is to compare the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

       The provisions of Statement No. 142 would be effective for fiscal years beginning after December 15, 2001. Early adoption would be permitted for companies with a fiscal year beginning after March 15, 2001 provided that the first quarter financial statements have not been previously issued. In all cases, the Statement must be adopted as of the beginning of a fiscal year. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001 but before this Statement is initially applied would be accounted for in accordance with the amortization and non-amortization provisions of the Statement. The useful economic life of previously recognized intangible assets should be reassessed upon adoption of the Statement, and remaining amortization periods should be adjusted accordingly. Intangible assets deemed to have an indefinite life would no longer be amortized.

       The Company will adopt these new accounting rules on January 1, 2002. The impact of Statements No. 141 and No. 142 is not expected to have a material impact on MUTUALFIRST'S financial conditions or results of operations.

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

       The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment cost may increase because of inflation. Inflation also may increase the dollar value of the collateral securing loans that we have made. We are unable to determine the extent to which properties securing our loans have appreciated in dollar value due to inflation.

SELECTED QUARTERLY FINANCIAL INFORMATION

       The following table sets forth certain quarterly results for the years ended December 31, 2001 and 2000.


                                                                                              BASIC           DILUTED
                                                                 PROVISION                   EARNINGS        EARNINGS
                                                           NET      FOR                        PER             PER
QUARTER                     INTEREST      INTEREST      INTEREST    LOAN         NET          COMMON          COMMON
ENDED                        INCOME        EXPENSE       INCOME    LOSSES       INCOME         SHARE           SHARE
-----------------------------------------------------------------------------------------------------------------------
                                                                    (IN THOUSANDS)
2001
----
March                    $      14,057    $   7,734     $   6,323    $  189        $ 1,739      $   0.23       $   0.22
June                            14,112        7,514         6,598       296          2,164          0.30           0.30
September                       13,667        7,173         6,494       607          2,116          0.31           0.31
December                        13,104        6,660         6,444       190          2,061          0.33           0.33
                         -----------------------------------------------------------------
  Total                  $      54,940    $  29,081    $   25,859   $ 1,282        $ 8,080          1.16           1.16
                         =================================================================



2000
----
March                    $       9,538    $   4,738     $   4,800    $  172        $ 1,507      $   0.28       $   0.28
June                             9,883        4,984         4,899       171          1,569          0.29           0.29
September                       10,270        5,586         4,684       171          1,462          0.27           0.27
December                        11,489        6,337         5,152       171          1,697          0.28           0.28
                         -----------------------------------------------------------------
  Total                  $      41,180    $  21,645    $   19,535    $  685        $ 6,235          1.12           1.12
                         =================================================================


                        INDEPENDENT ACCOUNTANTS' REPORT


Board of Directors
MUTUALFIRST Financial, Inc.
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of MUTUALFIRST Financial, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of MUTUALFIRST Financial, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
February 14, 2002

                          MUTUALFIRST FINANCIAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2000

                                                                                2001             2000
---------------------------------------------------------------------------------------------------------
ASSETS

    Cash and due from banks                                                $  24,140,688    $  19,913,870
    Interest-bearing demand deposits                                           6,416,985        1,132,187
                                                                        ---------------------------------
        Cash and cash equivalents                                             30,557,673       21,046,057
    Investment securities
        Available for sale                                                    31,580,095       35,141,744
        Held to maturity (fair value of $10,413,000)                                  --       10,539,129
                                                                            ---------------------------------
                Total investment securities                                   31,580,095       45,680,873
    Loans held for sale                                                       11,559,158        3,913,328
    Loans, net of allowance for loan losses of $5,449,292 and $6,472,430     636,635,126      639,362,186
    Premises and equipment                                                     8,674,152        9,042,462
    Federal Home Loan Bank stock                                               6,993,400        6,993,400
    Investment in limited partnerships                                         5,677,060        6,437,467
    Deferred income tax benefit                                                4,553,975        5,407,532
    Cash surrender value of life insurance                                    24,231,091       23,055,091
    Other assets                                                               8,866,143        9,431,206
                                                                        ---------------------------------
                Total assets                                               $ 769,327,873    $ 770,369,602
                                                                        =================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

    Deposits

        Noninterest-bearing                                                $  23,433,570    $  24,485,387
        Interest-bearing                                                     515,444,601      490,224,150
                                                                        ---------------------------------
                Total deposits                                               538,878,171      514,709,537
    Federal Home Loan Bank advances                                          107,484,586      112,542,194
    Notes payable                                                              3,258,677        3,639,751
    Other liabilities                                                          9,962,261        9,536,728
                                                                        ---------------------------------
                Total liabilities                                            659,583,695      640,428,210
                                                                        ---------------------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par value
        Authorized and unissued - 5,000,000 shares
    Common stock, $.01 par value
        Authorized - 20,000,000 shares

        Issued and outstanding - 6,693,841 and 8,379,447 shares                   66,938           83,794
    Additional paid-in capital                                                59,575,884       84,553,285
    Retained earnings                                                         55,195,694       49,380,571
    Accumulated other comprehensive income                                       356,009           55,528
    Unearned employee stock ownership plan shares                             (3,813,946)      (4,131,786)
    Unearned recognition and retention plan shares                            (1,636,401)              --
                                                                        ---------------------------------
                Total stockholders' equity                                   109,744,178      129,941,392
                                                                        ---------------------------------
                Total liabilities and stockholders' equity                 $ 769,327,873    $ 770,369,602
                                                                        =================================



                          MUTUALFIRST FINANCIAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                                      2001           2000           1999
------------------------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME

    Loans receivable                                               $52,018,175   $ 37,810,620    $32,739,166
    Trading account securities                                              --          8,192         66,535
    Investment securities                                            2,212,568      2,847,684      1,526,993
    Federal Home Loan Bank stock                                       519,859        457,271        317,938
    Deposits with financial institutions                               189,272         56,116        160,812
                                                              ----------------------------------------------
                  Total interest and dividend income                54,939,874     41,179,883     34,811,444
                                                              ----------------------------------------------
INTEREST EXPENSE
    Deposits                                                        23,314,477     17,543,506     15,854,093
    Federal Home Loan Bank advances                                  5,719,922      4,095,843      3,350,567
    Other interest expense                                              46,980          5,497         37,598
                                                              ----------------------------------------------
                Total interest expense                              29,081,379     21,644,846     19,242,258
                                                              ----------------------------------------------
NET INTEREST INCOME                                                 25,858,495     19,535,037     15,569,186
    Provision for loan losses                                        1,281,648        685,000        760,000
                                                              ----------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                 24,576,847     18,850,037     14,809,186
                                                              ----------------------------------------------

OTHER INCOME
    Service fee income                                               2,625,649      2,070,326      1,728,487
    Net realized gains on sales of available-for-sale securities        46,241             --         32,326
    Net trading assets profit (loss)                                                   25,116       (189,741)
    Commissions                                                        750,524        560,831        486,706
    Net gains sales of loans and servicing                           1,304,077        143,791             --
    Increase in cash surrender value of life insurance               1,176,000        589,389        490,957
    Other income                                                       199,300        226,198        303,115
                                                              ----------------------------------------------
                Total other income                                   6,101,791      3,615,651      2,851,850
                                                              ----------------------------------------------

OTHER EXPENSES
    Salaries and employee benefits                                  12,288,117      7,496,211      7,235,933
    Net occupancy expenses                                             973,568        692,132        655,494
    Equipment expenses                                                 906,636        782,116        829,058
    Data processing fees                                               780,360        559,631        472,621
    Advertising and promotion                                          516,487        462,230        412,604
    Automated teller machine expense                                   524,886        457,356        228,162
    Charitable contributions                                                --          3,800      4,569,937
    Other expenses                                                   3,529,753      2,671,140      2,272,841
                                                              ----------------------------------------------
                Total other expenses                                19,519,807     13,124,616     16,676,650
                                                              ----------------------------------------------
INCOME BEFORE INCOME TAX                                            11,158,831      9,341,072        984,386
    Income tax expense                                               3,078,700      3,105,850        138,004
                                                              ----------------------------------------------
NET INCOME                                                         $ 8,080,131   $  6,235,222    $   846,382
                                                              ==============================================

EARNINGS PER SHARE

    Basic                                                          $      1.16   $       1.12             --
    Diluted                                                               1.16           1.12             --



                          MUTUALFIRST FINANCIAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999



                                                           COMMON STOCK        ADDITIONAL
                                                       SHARES                   PAID-IN      COMPREHENSIVE   RETAINED
                                                     OUTSTANDING       AMOUNT   CAPITAL          INCOME      EARNINGS
-----------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 1, 1999                                                                                  $43,801,385
   Comprehensive income

      Net income                                                                              $  846,382       846,382
      Other comprehensive loss, net of tax
         Unrealized losses on securities, net
            of reclassification adjustment                                                      (328,458)
                                                                                              ----------
   Comprehensive income                                                                       $  517,924
                                                                                              ==========

   Stock issued in conversion, net of costs           5,595,780       $55,958  $54,510,552
   Stock contributed to charitable foundation           223,831         2,238    2,236,072
   Contribution of unearned ESOP shares
   ESOP shares earned                                                               (6,434)
                                                     -------------------------------------                 ------------
BALANCES, DECEMBER 31, 1999                           5,819,611        58,196   56,740,190                  44,647,767
   Comprehensive income

      Net income                                                                              $6,235,222     6,235,222
      Other comprehensive income, net of tax
         Unrealized gains on securities                                                          339,575
                                                                                              ----------
   Comprehensive income                                                                       $6,574,797
                                                                                              ==========

   Cash dividends ($.28 per share)                                                                          (1,502,418)
   Exercise of stock options                             18,774           188      203,886
   Stock issued in acquisition, net of costs          2,541,062        25,410   27,567,304
   ESOP shares earned                                                               41,905
                                                     -------------------------------------                 ------------
BALANCES, DECEMBER 31, 2000                           8,379,447        83,794   84,553,285                  49,380,571
   Comprehensive income

      Net income                                                                              $8,080,131     8,080,131
      Other comprehensive income, net of tax
         Unrealized gains on securities                                                          300,481
                                                                                              ----------
   Comprehensive income                                                                       $8,380,612
                                                                                              ==========
   Cash dividends ($.32 per share)                                                                          (2,265,008)
   Exercise of stock options                             11,373           114      53,836
   Stock repurchased                                 (1,905,979)      (19,060) (28,205,313)
   RRP shares granted                                   209,000         2,090    3,028,410
   RRP shares earned
   ESOP shares earned                                                              145,666
                                                     -------------------------------------                 ------------
BALANCES, DECEMBER 31, 2001                           6,693,841       $66,938  $59,575,884                 $55,195,694
                                                     =====================================                 ============


[WIDE TABLE CONTINUED ON FOLLOWING PAGE]

[WIDE TABLE CONTINUED FROM PREVIOUS PAGE]

                                                  ACCUMULATED
                                                     OTHER
                                                 COMPREHENSIVE    UNEARNED    UNEARNED
                                                     INCOME         ESOP         RRP
                                                     (LOSS)        SHARES       SHARES           TOTAL
--------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 1, 1999                          $  44,411                                 $43,845,796
   Comprehensive income

      Net income                                                                                 846,382
      Other comprehensive loss, net of tax
         Unrealized losses on securities, net
            of reclassification adjustment          (328,458)                                   (328,458)

   Comprehensive income


   Stock issued in conversion, net of costs                                                   54,566,510
   Stock contributed to charitable foundation                                                  2,238,310
   Contribution of unearned ESOP shares                        $(4,655,680)                   (4,655,680)
   ESOP shares earned                                              205,894                       199,460
                                                 -------------------------------------------------------
BALANCES, DECEMBER 31, 1999                         (284,047)   (4,449,786)                   96,712,320
   Comprehensive income

      Net income                                                                               6,235,222
      Other comprehensive income, net of tax
         Unrealized gains on securities              339,575                                     339,575

   Comprehensive income


   Cash dividends ($.28 per share)                                                            (1,502,418)
   Exercise of stock options                                                                     204,074
   Stock issued in acquisition, net of costs                                                  27,592,714
   ESOP shares earned                                              318,000                       359,905
                                                 -------------------------------------------------------
BALANCES, DECEMBER 31, 2000                           55,528    (4,131,786)                  129,941,392
   Comprehensive income

      Net income                                                                               8,080,131
      Other comprehensive income, net of tax
         Unrealized gains on securities              300,481                                     300,481

   Comprehensive income

   Cash dividends ($.32 per share)                                                            (2,265,008)
   Exercise of stock options                                                                      53,950
   Stock repurchased                                                                         (28,224,373)
   RRP shares granted                                                        $(3,030,500)
   RRP shares earned                                                           1,394,099       1,394,099
   ESOP shares earned                                              317,840                       463,506
                                                 -------------------------------------------------------
BALANCES, DECEMBER 31, 2001                        $ 356,009   $(3,813,946)  $(1,636,401)   $109,744,178
                                                 =======================================================


                          MUTUALFIRST FINANCIAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                 2001             2000             1999
OPERATING ACTIVITIES

   Net income                                                               $   8,080,131    $   6,235,222    $     846,382
   Items not requiring cash
      Provision for loan losses                                                 1,281,648          685,000          760,000
      Common stock contributed to charitable foundation                                                           2,238,310
      ESOP shares earned                                                          463,506          359,905          199,460
      RRP shares earned                                                         1,394,099               --               --
      Depreciation and amortization                                             3,336,680        2,416,172        2,174,208
      Deferred income tax                                                         650,457        1,324,430       (1,418,864)
      Loans originated for sale                                               (66,040,391)     (11,779,434)              --
      Proceeds from sales on loans held for sale                               59,698,638        8,009,898               --
      Gains on sales of loans held for sale                                    (1,304,077)         (65,130)              --
   Change in

      Trading account securities                                                       --        1,234,884       (1,234,884)
      Interest receivable                                                         616,615         (916,078)        (466,407)
      Other assets                                                                534,165         (119,882)         573,417
      Interest payable                                                            (12,512)        (896,500)        (174,491)
      Other liabilities                                                           426,810       (1,510,608)       1,246,392
      Cash surrender value of life insurance                                   (1,176,000)        (589,389)        (490,957)
   Other adjustments                                                            1,325,092          398,881          257,776
                                                                             ----------------------------------------------
            Net cash provided by operating activities                           9,274,861        4,787,371        4,510,342
                                                                             ----------------------------------------------
INVESTING ACTIVITIES

   Purchases of securities available for sale                                 (11,517,408)      (3,489,519)     (25,866,267)
   Proceeds from maturities and paydowns of securities available for sale       7,331,030        2,186,922        1,711,883
   Proceeds from sales of securities available for sale                        10,261,210               --        8,252,785
   Purchases of securities held to maturity                                            --               --       (8,463,897)
   Proceeds from maturities and paydowns of securities held to maturity         7,110,618        1,893,239        7,021,088
   Proceeds from sales of securities held to maturity                           1,499,928               --               --
   Net change in loans                                                         (1,992,175)     (36,317,394)     (47,744,581)
   Purchases of premises and equipment                                           (802,172)      (1,442,449)        (874,377)
   Proceeds from real estate owned sales                                          184,606        1,822,824          266,798
   Purchase of FHLB of Indianapolis stock                                              --                        (1,726,100)
   Cash received in acquisition, net                                                   --        6,362,718               --
   Other investing activities                                                     (11,988)        (758,940)      (1,023,065)
                                                                             ----------------------------------------------
            Net cash provided by (used in) investing activities                12,063,649      (29,742,599)     (68,445,733)
                                                                             ----------------------------------------------
FINANCING ACTIVITIES

   Net change in

      Noninterest-bearing, interest-bearing demand and savings deposits        11,977,689       (4,841,526)       1,275,554
      Certificates of deposits                                                 12,190,945       20,938,838       (2,670,565)
      Securities sold under repurchase agreements                                                 (840,000)         840,000
   Repayment of note payable                                                     (443,824)         (61,358)         (61,357)
   Proceeds from FHLB advances                                                192,200,000      282,000,000      157,000,000
   Repayment of FHLB advances                                                (197,327,508)    (269,855,188)    (135,342,923)
   Net change in advances by borrowers for taxes and insurance                     11,235          (24,268)          28,881
   Proceeds from sale of common stock, net of costs                                    --               --       49,910,830
   Stock repurchased                                                          (28,224,373)              --               --
   Proceeds from stock options exercised                                           53,950          204,074               --
   Cash dividends                                                              (2,265,008)      (1,502,418)              --
                                                                             ----------------------------------------------
            Net cash provided by (used in) financing activities               (11,826,894)      26,018,154       70,980,420
                                                                             ----------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                         9,511,616        1,062,926        7,045,029
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   21,046,057       19,983,131       12,938,102
                                                                             ----------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                      $  30,557,673    $  21,046,057    $  19,983,131
                                                                             ==============================================
ADDITIONAL CASH FLOWS INFORMATION

   Interest paid                                                            $  29,093,891    $  22,425,869    $  19,416,749
   Income tax paid                                                              1,505,000        2,042,000        1,716,402
   Transfers from loans to foreclosed real estate                                 684,649        1,307,005          971,983
   Loans transferred to loans held for sale                                            --        7,866,107               --
   Mortgage servicing rights capitalized                                          581,773           78,661               --
   Common stock issued to leveraged ESOP                                               --               --        4,655,680
   Fair value of net assets in acquisition                                             --       28,013,809               --


                           MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The accounting and reporting policies of MUTUALFIRST Financial, Inc. (Company) and its wholly owned subsidiary, Mutual Federal Savings Bank (Bank) and the Bank's wholly owned subsidiaries, First MFSB Corporation and Third MFSB Corporation, conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The Company is a thrift holding company whose principal activity is the ownership of the Bank. The Bank operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

       The Bank generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in central Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. First MFSB sells various insurance products and Third MFSB offers tax-deferred annuities and long-term health care and life insurance products.

       CONSOLIDATION - The consolidated financial statements include the accounts of the Company and the Bank after elimination of all material intercompany transactions.

       INVESTMENT SECURITIES - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

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

                           MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


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

       The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2001, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

       FEDERAL HOME LOAN BANK STOCK is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula and is carried at cost.

       INVESTMENT IN LIMITED PARTNERSHIPS is recorded primarily on the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

       INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with the Bank.

       EARNINGS PER SHARE is computed based upon the weighted-average common and common equivalent shares outstanding during the periods subsequent to the Bank's conversion to a stock savings bank on December 29, 1999. Net income per share for the periods prior to the conversion is not meaningful. Unearned ESOP shares have been excluded from the weighted-average shares outstanding calculation.

       RECLASSIFICATIONS of certain amounts in the 2000 and 1999 consolidated financial statements have been made to conform to the 2001 presentation.

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

NOTE 2: CONVERSION

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

NOTE 3: ACQUISITION

       On December 8, 2000, the Company acquired Marion Capital Holdings, Inc. (Marion), the holding company of First Federal Savings Bank of Marion (First Federal), a federally chartered savings bank. Marion was merged into the Company and First Federal was merged into the Bank. First Marion Service Corporation, a wholly owned subsidiary of Marion, was dissolved.

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

       The following pro forma information discloses the results of operations as though the merger had taken place at the beginning of each year.

                                                              2000        1999
--------------------------------------------------------------------------------
Net Interest Income                                          $22,338     $22,634
                                                             ===================

Net Income                                                   $ 7,408     $ 3,577
                                                             ===================

Combined Net Income per Share - basic and diluted            $   .89         N/A

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 4: RESTRICTION ON CASH

       The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001, was $6,781,000.


NOTE 5: INVESTMENT SECURITIES

                                                                       2001
                                                               GROSS           GROSS         GROSS
                                              AMORTIZED      UNREALIZED      UNREALIZED       FAIR
                                                 COST          GAINS           LOSSES         VALUE
------------------------------------------------------------------------------------------------------
Available for sale

   Mortgage-backed securities                 $    5,613     $      157     $       (2)     $    5,768
   Collateralized mortgage obligations             4,867            111            (24)          4,954
   Federal agencies                                2,940             67             (2)          3,005
   Corporate obligations                           7,238            311             --           7,549
   Marketable equity securities                   10,179             --            (25)         10,154
   Municipal obligation                              150             --             --             150
                                              --------------------------------------------------------
      Total investment securities             $   30,987     $      646     $      (53)     $   31,580
                                              ========================================================




                                                                       2000
                                                               GROSS           GROSS         GROSS
                                              AMORTIZED      UNREALIZED      UNREALIZED       FAIR
                                                 COST          GAINS           LOSSES         VALUE
------------------------------------------------------------------------------------------------------
Available for sale

   Mortgage-backed securities                 $    7,934     $       70      $      (25)     $    7,979
   Collateralized mortgage obligations             4,529             55              --           4,584
   Federal agencies                                4,364             56              --           4,420
   Corporate obligations                          10,300            105              --          10,405
   Marketable equity securities                    7,925           (171)          7,754
                                               --------------------------------------------------------
      Total available for sale                    35,052            286            (196)         35,142
                                               --------------------------------------------------------

   Held to maturity

   Federal agencies                                9,400              4            (130)          9,274
   Corporate obligations                             989             --              --             989
   Municipal obligation                              150             --              --             150
                                               --------------------------------------------------------
      Total held to maturity                      10,539              4            (130)         10,413
                                               --------------------------------------------------------
      Total investment securities             $   45,591     $      290      $     (326)     $   45,555
                                               ========================================================


                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


       Marketable equity securities consist of shares in mutual funds which invest in government obligations and mortgage-backed securities.

       The amortized cost and fair value of securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          2001
                                                  AMORTIZED     FAIR
                                                    COST        VALUE
----------------------------------------------------------------------
Within one year                                    $ 2,999     $ 3,027
One to five years                                    6,398       6,715
Five to ten years                                      476         509
After ten years                                        150         150
                                                   -------------------
                                                    10,023      10,401
Mortgage-backed securities                           5,613       5,768
Collateralized mortgage obligations                  4,867       4,954
Small Business Administration                          305         303
Marketable equity securities                        10,179      10,154
                                                   -------------------
        Totals                                     $30,987     $31,580
                                                   ===================

       Securities with a carrying value of $5,049,000 and $29,974,000 were pledged at December 31, 2001 and 2000 to secure FHLB advances.

       Proceeds from sales of securities available for sale during 2001 and 2000 were $10,261,000 and $8,253,000. Gross gains of $93,000 and $79,000 and gross losses of $69,000 and $47,000 were recognized on those sales in 2001 and 2000.

       Proceeds from sales of securities held to maturity during 2001 were $1,500,000. Gross gains of $28,000 were realized on those sales in 2001. Gross losses of $6,000 were recognized on those sales in 2001. The remaining balance of held-to-maturity securities totaling $2,290,000 was reclassified as available for sale.

       There were no trading securities at December 31, 2001 or 2000. Unrealized holding losses of $212,000 were included in earnings for 1999.

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 6: LOANS AND ALLOWANCE

                                                       2001           2000
------------------------------------------------------------------------------

   Loans
     Real estate loans

       One-to-four family                            $ 376,772      $ 388,919
       Multi family                                     10,059          9,787
       Commercial                                       51,503         53,197
       Construction and development                     16,438         13,591
                                                     ------------------------
                                                       454,772        465,494
                                                     ------------------------

   Consumer loans

       Auto                                             33,159         28,909
       Home equity                                      18,365         17,428
       Home improvement                                 19,782         23,304
       Mobile home                                       7,910          9,865
       Recreational vehicles                            44,700         34,744
       Boats                                            33,904         35,180
       Other                                             4,411          7,508
                                                     ------------------------
                                                       162,231        156,938

   Commercial business loans                            30,092         26,375
                                                     ------------------------
                                                       647,095        648,807
   Undisbursed loans in process                         (7,669)        (5,247)
   Unamortized deferred loan fees and costs, net         2,658          2,274
   Allowance for loan losses                            (5,449)        (6,472)
                                                     ------------------------
          Total loans                                $ 636,635      $ 639,362
                                                     ========================

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

                                                        2001         2000         1999
----------------------------------------------------------------------------------------
Allowance for loan losses
   Balances, January 1                                 $ 6,472      $ 3,652      $ 3,424
   Allowance acquired in acquisition                        --        3,172           --
   Provision for losses                                  1,282          685          760
   Recoveries on loans                                      61           57          119
   Loans charged off                                    (2,366)      (1,094)        (651)
                                                       ---------------------------------
   Balances, December 31                               $ 5,449      $ 6,472      $ 3,652
                                                       =================================



Information on impaired loans is summarized below

                                                                      2001         2000
----------------------------------------------------------------------------------------
   Impaired loans with an allowance                                 $ 2,690      $ 1,839
                                                                    ====================
   Allowance for impaired loans included in the
      Company's allowance for loan losses                           $   404      $   990
                                                                    ====================




                                                         2001         2000         1999
----------------------------------------------------------------------------------------
   Average balance of impaired loans                   $ 3,642      $   141      $   429
   Interest income recognized on impaired loans            114           --            9
   Cash-basis interest included above                       23           --            9




NOTE 7: PREMISES AND EQUIPMENT

                                                                     2001         2000
----------------------------------------------------------------------------------------
Cost
   Land                                                             $ 2,285      $ 2,486
   Buildings and land improvements                                    8,981        8,741
   Equipment                                                          6,525        5,995
                                                                    --------------------
      Total cost                                                     17,791       17,222
Accumulated depreciation and amortization                            (9,117)      (8,180)
                                                                    --------------------
   Net                                                              $ 8,674      $ 9,042
                                                                    ====================


                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

NOTE 8: INVESTMENT IN LIMITED PARTNERSHIPS

                                                             2001       2000
--------------------------------------------------------------------------------
Pedcor Investments 1987-II (99.00 percent ownership)         $  748     $  748
Pedcor Investments 1988-V (98.97 percent ownership)             472        511
Pedcor Investments 1990-XI (19.79 percent ownership)             72         84
Pedcor Investments 1990-XIII (99.00 percent ownership)          698        708
Pedcor Investments 1997-XXVIII (99.00 percent ownership)      3,320      3,707
                                                             -----------------
Pedcor Investments 1997-XXIX (99.00 percent ownership)          367        679
                                                             =================

The limited partnerships build, own and operate apartment complexes. The Company records its equity in the net income or loss of the Pedcor Investments 1987-II, 1988-V, 1990-XIII, 1997-XXVIII and 1997-XXIX based on the Company's interest in the partnerships. The Company has recorded its investment in Pedcor Investments 1990-XI, which represents less than a 20 per cent ownership, at amortized cost and records income when distributions are received. The Company recorded losses from these limited partnerships of $249,000, $210,000 and $12,000 for 2001, 2000 and 1999. In addition, the Company has recorded the benefit of low income housing credits of $817,000, $339,000 and $262,000 for 2001, 2000 and 1999.
Combined financial statements for the limited partnerships recorded under the equity method of accounting are as follows:

                                                         2001          2000
-----------------------------------------------------------------------------
Combined balance sheets condensed
    Assets

        Cash                                           $    192      $    256
        Land and property                                30,306        31,042
        Other assets                                      1,402         1,136
                                                       ----------------------
            Total assets                               $ 31,900      $ 32,434
                                                       ======================

    Liabilities

        Notes payable                                  $ 29,525      $ 30,061
        Other liabilities                                 1,370           884
                                                       ----------------------
            Total liabilities                            30,895        30,945
                                                       ======================
    Partners' equity (deficit)
      General partners                                   (3,285)       (3,076)
      Limited partners                                    4,290         4,565
                                                       ----------------------
        Total partners' equity                            1,005         1,489
                                                       ----------------------
        Total liabilities and partners' equity         $ 31,900      $ 32,434
                                                       ======================

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


                                                2001         2000         1999
--------------------------------------------------------------------------------
Combined condensed statements of operations
   Total revenue                              $ 3,567      $ 3,743      $ 2,497
   Total expenses                               4,124        4,353        2,499
                                              ---------------------------------
      Net loss                                $  (557)     $  (610)     $    (2)
                                              =================================


NOTE 9: DEPOSITS

                                                             2001         2000
--------------------------------------------------------------------------------
Noninterest-bearing demand                                $ 23,434     $ 24,485
Interest-bearing demand                                     60,013       52,497
Passbook                                                    49,702       48,189
Money market savings                                        48,110       43,898
Certificates and other time deposits of $100,000 or more    83,126       66,916
Other certificates                                         274,493      278,725
                                                          ---------------------
       Total deposits                                     $538,878     $514,710
                                                          =====================


Certificates including other time deposits of $100,000 or more maturing in years ending December 31:

2002                                                                   $237,540
2003                                                                     53,637
2004                                                                     12,720
2005                                                                     46,853
2006                                                                      6,869
                                                                       --------
                                                                       $357,619
                                                                       ========

NOTE 10: FEDERAL HOME LOAN BANK ADVANCES

MATURITIES YEAR ENDING DECEMBER 31                                      AMOUNT
--------------------------------------------------------------------------------
2002                                                                   $ 23,361
2003                                                                     25,061
2004                                                                     18,304
2005                                                                      8,381
2006                                                                      4,902
Thereafter                                                               27,476
                                                                       --------
                                                                       $107,485
                                                                       ========

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


       The terms of a security agreement with the FHLB require the Bank to pledge as collateral for advances and outstanding letters of credit both qualifying first mortgage loans and investment securities in an amount equal to at least 170 percent of these advances and letters of credit. Advances are subject to restrictions or penalties in the event of prepayment.

NOTE 11: NOTES PAYABLE

       The Bank has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXVIII, L.P. of $1,646,000 and $1,707,000 at December 31, 2001
and 2000 payable in semiannual installments through January 1, 2010. At December 31, 2001 and 2000, the Bank was obligated under an irrevocable direct pay letter of credit for the benefit of a third party in the amount of $1,254,000 relating to this note and the financing for an apartment project by Pedcor Investments 1997-XXVIII L.P.

       The Bank also has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXIX, LP. The note, which is payable in annual installments through August 15, 2008, had a balance of $1,613,000 and 1,933,000 at December 31, 2001 and 2000.


MATURITIES YEAR ENDING DECEMBER 31
--------------------------------------------------------------------------------
2002                                                                     $   360
2003                                                                         358
2004                                                                         352
2005                                                                         349
2006                                                                         345
Thereafter                                                                 1,495
                                                                          ------
                                                                          $3,259
                                                                          ======

NOTE 12: LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
Mortgage loan portfolio serviced for
Freddie Mac                                     $ 82,629     $40,585     $22,128
Fannie Mae                                         4,924       8,467       9,977
Other investors                                   12,993      17,559         311
                                                --------------------------------
                                                $100,546     $66,611     $32,416
                                                ================================


       The aggregate fair value of capitalized mortgage servicing rights at December 31, 2001, 2000 and 1999 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type, and interest rates.

                           MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

       No valuation allowance was necessary at December 31, 2001, 2000 and 1999.


                                                     2001          2000          1999
-------------------------------------------------------------------------------------
Mortgage Servicing Rights
   Balances, January 1                            $   428       $   279       $   340
   Servicing rights acquired                           --           133            --
   Servicing rights capitalized                       572            79            --
   Amortization of servicing rights                  (121)          (63)          (61)
                                                  -----------------------------------
   Balances, December 31                          $   879       $   428       $   279
                                                  ===================================




NOTE 13: INCOME TAX

                                                     2001          2000          1999
-------------------------------------------------------------------------------------
Income tax expense
   Currently payable
      Federal                                     $ 1,804       $ 1,669       $ 1,088
      State                                           628           113           469
   Deferred
      Federal                                         552           864        (1,408)
      State                                            94           460           (11)
                                                  -----------------------------------
Total income tax expense                          $ 3,078       $ 3,106       $   138
                                                  ===================================

Reconciliation of federal statutory to
   actual tax expense

   Federal statutory income tax at 34%            $ 3,794       $ 3,176       $   335
   Effect of state income taxes                       477           378           302
   Low income housing credits                        (817)         (339)         (262)
   Tax-exempt income                                 (430)         (217)         (167)
   Other                                               54           108           (70)
                                                  -----------------------------------
      Actual tax expense                          $ 3,078       $ 3,106       $   138
                                                  ===================================
Effective tax rate                                   27.6%         33.3%         14.0%
                                                  ===================================



                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

       The components of the deferred asset are as follows:


The components of the deferred asset are as follows:

                                                           2001         2000
--------------------------------------------------------------------------------
ASSETS

     Allowance for loan losses                            $ 2,144      $ 2,319
     Deferred compensation                                  1,949        1,830
     Charitable contribution carryover                        857        1,141
     Depreciation and amortization                            361          261
     Business tax and AMT credit carryovers                   861          832
     Investments in limited partnerships                      435          811
     Other                                                    328          335
                                                          ---------------------
          Total assets                                      6,935        7,529
                                                          ---------------------

LIABILITIES

     FHLB stock                                              (210)        (210)
     State income tax                                        (210)        (241)
     Loan fees                                             (1,358)      (1,462)
     Unrealized gain on securities available for sale        (237)         (29)
     Mortgage servicing rights                               (366)        (179)
                                                          ---------------------
          Total liabilities                                (2,381)      (2,121)
                                                          ---------------------
                                                          $ 4,554      $ 5,408
                                                          =====================

       The Company has a charitable contribution carryover of $2,521,000 that expires in 2005 and unused business income tax credits of $688,000 expiring in 2019 through 2021. In addition, the Company has an AMT credit carryover of $173,000 with an unlimited carryover period.

       Income tax expense attributable to securities gains was $12,500 and $12,800 for 2001 and 2000.

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

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 14: OTHER COMPREHENSIVE INCOME


                                                                      2001
                                                        BEFORE-TAX     TAX    NET-OF-TAX
                                                          AMOUNT     EXPENSE    AMOUNT
----------------------------------------------------------------------------------------
   Unrealized gains on securities
     Unrealized holding gains arising during the year      $ 549      $(216)     $ 333
     Less: reclassification adjustment for gains
       realized in net income                                 46        (13)        33
                                                           ---------------------------

     Net unrealized gains                                  $ 503      $(203)     $ 300
                                                           ===========================



                                                                      2000
                                                        BEFORE-TAX     TAX    NET-OF-TAX
                                                          AMOUNT     EXPENSE    AMOUNT
----------------------------------------------------------------------------------------

   Net unrealized gains on securities                      $ 563      $(223)     $ 340
                                                           ===========================



                                                                     1999
                                                                      TAX
                                                        BEFORE-TAX  (EXPENSE)  NET-OF-TAX
                                                          AMOUNT     BENEFIT    AMOUNT
-----------------------------------------------------------------------------------------
   Unrealized losses on securities
     Unrealized holding losses arising during the year     $(515)     $ 206      $(309)
     Less: reclassification adjustment for gains
       realized in net income                                 32        (13)        19
                                                           ---------------------------
     Net unrealized losses                                 $(547)     $ 219      $(328)
                                                           ===========================





NOTE 15: COMMITMENTS AND CONTINGENT LIABILITIES

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

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


       Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                          2001             2000
--------------------------------------------------------------------------------
Loan commitments                                        $65,915          $57,600
Standby letters of credit                                 7,269            3,548


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

NOTE 16: DIVIDEND AND CAPITAL RESTRICTIONS

       The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders.

       Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current calendar year plus those for the previous two calendar years. At December 31, 2001, the stockholder's equity of the Bank was $104,377,000, of which approximately $3,281,000 was available for the payment of dividends and $101,096,000 was restricted from dividend distribution to the Company.

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

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 17: REGULATORY CAPITAL

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier1 risk-based capital, and core leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

       There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2001 and 2000, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2001 that management believes have changed the Bank's classification.

       The Bank's actual and required capital amounts and ratios are as follows:

                                                                           REQUIRED FOR              TO BE WELL
                                                   ACTUAL               ADEQUATE CAPITAL(1)         CAPITALIZED(1)
                                           AMOUNT           RATIO      AMOUNT          RATIO     AMOUNT         RATIO
-----------------------------------------------------------------------------------------------------------------------
   AS OF DECEMBER 31, 2001
   Total risk-based capital (1)
     (to risk-weighted assets)             $108,340         20.7%     $ 41,951          8.0%     $ 52,439         10.0%
   Tier 1 risk-based capital (1)
     (to risk-weighted assets)              102,969         19.6%       20,975          4.0%       31,463          6.0%
   Core capital (1) (to adjusted
     total assets)                          102,969         13.5%       22,912          3.0%       38,186          5.0%
   Core capital (1) (to adjusted
    tangible assets)                        102,969         13.5%       15,275          2.0%           NA           NA
   Tangible capital (1) (to
     adjusted total assets)                 102,969         13.5%       11,456          1.5%           NA           NA

   AS OF DECEMBER 31, 2000
   Total risk-based capital (1) (to
     risk-weighted assets)                 $109,552         20.7%     $ 42,276          8.0%     $ 52,846         10.0%
   Tier 1 risk-based capital (1) (to
     risk-weighted assets)                  103,882         19.7%       21,138          4.0%       31,707          6.0%
   Core capital (1) (to adjusted
     total assets)                          103,882         13.6%       22,869          3.0%       38,115          5.0%
   Core capital (1) (to adjusted
     tangible assets)                       103,882         13.6%       15,246          2.0%           NA           NA
   Tangible capital (1) (to
     adjusted total assets)                 103,882         13.6%       11,435          1.5%           NA           NA


---------------------------------
(1) As defined by regulatory agencies

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 18: EMPLOYEE BENEFITS

       The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The contributions are discretionary and determined annually. In 2001, 2000 and 1999, the Company matched employees' contributions at the rate of 50% for the first $600 participant contributions to the 401(k) and made a contribution to the profit-sharing plan of 7% of qualified compensation. The Company's expense for the plan was $253,000, $216,000 and $286,000 for 2001, 2000 and 1999.

       The Company has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. The Company also has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are funded by life insurance contracts which have been purchased by the Company. The Company records a liability for these vested benefits based on the present value of future payments. The Company's expense for the plan was $689,000, $416,000 and $320,000 for 2001, 2000 and 1999.

       As part of the conversion in 1999, the Company established an ESOP covering substantially all its employees. The ESOP acquired 465,568 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $4,655,680 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. At December 31, 2001 and 2000, the Company had 381,395 and 413,179 unearned ESOP shares with a fair value of $5,759,000 and $6,094,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants, or used to repay the loan are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. Expense under the ESOP for 2001 and 2000 was $464,000 and $360,000. At December 31, 2001, the ESOP had 52,389 allocated shares, 381,395 suspense shares and 31,784 committed-to-be released shares. At December 31, 2000, the ESOP had 20,589 allocated shares, 413,179 suspense shares and 31,800 committed-to-be released shares. At December 31, 1999, the ESOP had no allocated shares, 444,979 suspense shares and 20,589 committed-to-be released shares.

       The shareholders approved a Recognition and Retention Plan (RRP) in 2000 for the award of up to 232,784 shares of the common stock of the Company to directors and executive officers. Common stock awarded under the RRP vests ratably over a three or five-year period commencing with the date of the grants. In 2001 the Company granted 209,000 RRP shares under the plan and expense recognized on the vested shares totaled approximately $1,394,000 in 2001. The unearned portion of these stock awards is presented as a reduction of stockholders' equity.

NOTE 19: STOCK OPTION PLAN

       Under the Company's stock option plan approved in 2000, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations, the Company grants selected executives and other key employees and directors incentive and non-qualified stock option awards which vest and become fully exercisable at the discretion of the stock option committee as the options are granted. The Company is authorized to grant options for

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


up to 581,961 shares of the Company's common stock. Under certain provisions of the plan, the number of shares available for grant may be increased without shareholder approval by the amount of shares surrendered as payment of the exercise price of the stock option and by the number of shares of common stock of the Company that could be repurchased by the Company using proceeds from the exercise of stock options. The exercise price of each option, which has a 10 or 15 year life, may not be less than the market price of the Company's stock on the date of grant; therefore, no compensation expense will be recognized when the options are granted. Except for 58,295 options issued as part of the acquisition of Marion, no options were granted under the plan during 2000.

       The following is a summary of the status of the Company's stock option plan and changes in that plan for 2001 and 2000.

                                                 2001                         2000
                                                        WEIGHTED-                    WEIGHTED-
                                                         AVERAGE                      AVERAGE
OPTIONS                                    SHARES    EXERCISE PRICE    SHARES     EXERCISE PRICE
------------------------------------------------------------------------------------------------
   Outstanding, beginning of year          39,521      $    10.97          --      $       --
   Granted                                507,000           14.50      58,295              --
   Exercised                               (5,807)           9.29     (18,774)          10.87
   Forfeited/expired                       (5,000)          14.50          --              --
                                          -------                      ------
   Outstanding, end of year               535,714           14.30      39,521           10.97
                                          =======                      ======

   Options exercisable at year end        165,714                      39,521
   Weighted-average fair value of
     options granted during the year                         2.77



       At December 31, 2001 other information by exercise price for options outstanding and exercisable is as follows:


                                              WEIGHTED
                                              AVERAGE
                                              REMAINING           NUMBER
EXERCISE               NUMBER                CONTRACTUAL         OF SHARES
PRICE                 OF SHARES                 LIFE            EXERCISABLE
--------------------------------------------------------------------------------
$ 5.37                   1,227               1.2 years             1,227
 10.87                  18,774               4.7 years             18,774
 12.35                  13,913               5.6 years             13,913
 14.50                 506,800               3.2 years             131,800


                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

       Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                2001       2000
--------------------------------------------------------------------------------
Risk-free interest rates                                        5.14%       --
Dividend yields                                                 2.19%       --
Volatility factors of expected market price of common stock     8.40%       --
Weighted-average expected life of the options                   8           --


       Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair market value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                              2001        2000
--------------------------------------------------------------------------------
Net income                                   As reported   $8,080,131    $  --
                                             Pro forma      7,787,654       --
Basic and diluted earnings per share         As reported         1.16       --
                                             Pro forma           1.12       --

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 20: EARNINGS PER SHARE

       Earnings per share were computed as follows:





                                                                  2001
                                                                WEIGHTED-
                                                                AVERAGE       PER-SHARE
                                                   INCOME        SHARES        AMOUNT
---------------------------------------------------------------------------------------
   BASIC EARNINGS PER SHARE
     Income available to common shareholders     $8,080,131     6,949,879     $    1.16

   EFFECT OF DILUTIVE SECURITIES
     Stock options                                       --        14,426            --
                                                 --------------------------------------
   DILUTED EARNINGS PER SHARE
     Income available to common stockholders
       and assumed conversions                   $8,080,131     6,964,305     $    1.16
                                                 ======================================


                                                                  2000
                                                                WEIGHTED-
                                                                AVERAGE       PER-SHARE
                                                   INCOME        SHARES        AMOUNT
---------------------------------------------------------------------------------------
   BASIC EARNINGS PER SHARE
     Income available to common shareholders     $6,235,222     5,557,775     $    1.12

   EFFECT OF DILUTIVE SECURITIES
     Stock options                                       --           602            --
                                                 --------------------------------------
   DILUTED EARNINGS PER SHARE
     Income available to common stockholders
       and assumed conversions                   $6,235,222     5,558,377     $    1.12
                                                 ======================================



                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


NOTE 21: FAIR VALUES OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

       CASH AND CASH EQUIVALENTS - The fair value of cash and cash equivalents approximates carrying value.

       TRADING ACCOUNT, INVESTMENT AND MORTGAGE-BACKED SECURITIES - Fair values are based on quoted market prices.

       LOANS HELD FOR SALE - Fair values are based on quoted market prices.

       LOANS - The fair value for loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

       FHLB STOCK - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

       CASH SURRENDER VALUE OF LIFE INSURANCE - The fair value of life insurance values approximate carrying value.

       INTEREST RECEIVABLE/PAYABLE - The fair values of interest receivable/payable approximate carrying values.

       DEPOSITS - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

       FEDERAL HOME LOAN BANK ADVANCES - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt for periods comparable to the remaining terms to maturity of these advances.

       NOTES PAYABLE - The fair value of this note is estimated using a discount calculation based on current rates.

       ADVANCES BY BORROWERS FOR TAXES AND INSURANCE - The fair value approximates carrying value.

       OFF-BALANCE SHEET COMMITMENTS - Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair values of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount of these investments are reasonable estimates of the fair value of these financial statements.

                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)

       The estimated fair values of the Company's financial instruments are as follows:


                                                          2001                      2000
                                                 CARRYING       FAIR       CARRYING       FAIR
                                                  AMOUNT       VALUE        AMOUNT       VALUE
-------------------------------------------------------------------------------------------------
   ASSETS

      Cash and cash equivalents                  $ 30,558     $ 30,558     $ 21,046     $ 21,046
      Securities available for sale                31,580       31,580       35,142       35,142
      Securities held to maturity                      --           --       10,539       10,413
      Loans held for sale                          11,559       11,586        3,913        3,983
      Loans                                       636,635      650,212      639,362      644,143
      Stock in FHLB                                 6,993        6,993        6,993        6,993
      Cash surrender value of life insurance       24,231       24,231       23,055       23,055
      Interest receivable                           3,697        3,697        4,313        4,313

   LIABILITIES

      Deposits                                    538,878      539,883      514,710      518,293
      FHLB Advances                               107,485      112,026      112,542      112,788
      Notes payable                                 3,259        2,693        3,640        2,698
      Interest payable                              1,360        1,360        1,372        1,372
      Advances by borrowers for taxes and
         insurance                                  1,463        1,463        1,452        1,452



                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)



NOTE 22: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

       Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


                            CONDENSED BALANCE SHEETS




                                                                2001         2000
-----------------------------------------------------------------------------------
   ASSETS

       Cash on deposit with Bank                              $    831     $ 17,973
       Cash on deposit with others                                 112           17
                                                              ---------------------
               Total cash and cash equivalents                     943       17,990
       Investment securities available for sale                  1,001        2,516
       Loans receivable                                          2,500        2,889
       Investment in common stock of Bank                      104,377      105,176
       Deferred income tax                                         857        1,140
       Other assets                                                133          359
                                                              ---------------------
               Total assets                                   $109,811     $130,070
                                                              =====================

       LIABILITIES - other                                    $     67     $    129

       STOCKHOLDERS' EQUITY                                    109,744      129,941
                                                              ---------------------

               Total liabilities and stockholders' equity     $109,811     $130,070
                                                              =====================


                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)


                         CONDENSED STATEMENTS OF INCOME



                                                           2001         2000        1999
-----------------------------------------------------------------------------------------
   INCOME
       Interest income from Bank                         $    401      $  904     $    --
       Interest income from investments                       136         158          --
       Interest income from loans                             404          --          --
       Dividends from Bank                                 10,000          --          --
       Other income                                             4          --          --
                                                         --------------------------------
               Total income                                10,945       1,062          --
                                                         --------------------------------

   EXPENSES
       Interest expense                                        --          --          40
       Charitable contribution                                 --          --       4,477
       Other                                                  181         120          --
                                                         --------------------------------
               Total expenses                                 181         120       4,517
                                                         ================================

       INCOME (LOSS) BEFORE INCOME TAX AND EQUITY IN
           UNDISTRIBUTED INCOME OF SUBSIDIARY              10,764         942      (4,517)

       INCOME TAX EXPENSE (BENEFIT)                           297         374      (1,536)
                                                         --------------------------------

       INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
           INCOME OF SUBSIDIARY                            10,467         568      (2,981)

       EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY        (2,387)      5,667       3,827
                                                         --------------------------------
       NET INCOME                                        $  8,080      $6,235     $   846
                                                         ================================


                          MUTUALFIRST FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

      (Table Dollar Amounts in Thousands, Except Share and Per Share Data)



                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                         2001          2000          1999
-----------------------------------------------------------------------------------------------------------
   OPERATING ACTIVITIES
      Net income                                                       $  8,080      $  6,235      $    846
      Item not requiring (providing) cash
         ESOP shares earned                                                 464           360           199
         Charitable contribution of Company's
            common stock                                                     --            --         2,238
         Deferred income tax benefit                                        289           246        (1,393)
         Distributions in excess of earnings
            (undistributed income) of Bank                                2,387        (5,667)       (3,827)
         Other                                                              276          (488)         (221)
                                                                      -------------------------------------
            Net cash provided by (used in)
               operating activities                                      11,496           686        (2,158)
                                                                      -------------------------------------
   INVESTING ACTIVITIES
      Capital contribution to subsidiary                                     --            --       (27,283)
      Cash received in acquisition, net                                      --           630            --
      Net change in loans                                                   389            --            --
      Purchase of securities available for sale                              --        (2,498)           --
      Proceeds from sales of securities available for sale                  503            --            --
      Proceeds from maturities of securities available for sale           1,000            --            --
                                                                      -------------------------------------
            Net cash used in investing activities                         1,892        (1,868)      (27,283)
                                                                      -------------------------------------
   FINANCING ACTIVITIES
      Proceeds from sale of common stock, net of costs                       --            --        49,911
      Stock repurchased                                                 (28,224)           --            --
      Cash dividends                                                     (2,265)       (1,502)           --
      Proceeds from stock options exercised                                  54           204            --
                                                                      -------------------------------------
            Net cash provided by (used in) financing activities         (30,435)       (1,298)       49,911
                                                                      -------------------------------------
   NET CHANGE IN CASH AND CASH EQUIVALENTS                              (17,047)       (2,480)       20,470

   CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          17,990        20,470            --
                                                                      -------------------------------------
   CASH AND CASH EQUIVALENTS, END OF YEAR                             $     943      $ 17,990      $ 20,470
                                                                      =====================================

   ADDITIONAL CASH FLOW AND SUPPLEMENTARY INFORMATION
      Common stock issued to ESOP leveraged with an
         employee loan                                                 $     --      $     --      $  4,656
      Fair value of stock issued in acquisition of Marion                    --        27,804            --
      Fair value of net assets, excluding cash, in acquisition               --         2,411            --


OFFICERS & DIRECTORS OF MUTUALFIRST FINANCIAL, INC.



BOARD OF DIRECTORS
Wilbur R. Davis                                                 Steven L. Banks
Chairman of the Boards of MUTUALFIRST Financial                 Senior Vice President of MUTUALFIRST Financial
and Mutual Federal Savings Bank;                                and Mutual Federal Savings Bank
President, Ontario Systems Corporation
                                                                John M. Dalton
Julie A. Skinner                                                Former Chairman, President and Chief Executive
Vice Chairman of the Boards of MUTUALFIRST Financial            Officer of Marion Capital Holdings
and Mutual Federal Savings Bank; civic leader
                                                                Jon R. Marler
R. Donn Roberts                                                 President, Carrico Systems;
President and Chief Executive Officer of MUTUALFIRST            Senior Vice President, Ralph M. Williams and
Financial and Mutual Federal Savings Bank                       Associates; President, Empire Real Estate

Edward J. Dobrow                                                Jerry L. McVicker
President, D&M Leasing                                          Director of Operations, Marion Community Schools

Linn A. Crull                                                   OFFICERS
Certified Public Accountant;                                    R. Donn Roberts, President and Chief Executive
Member/Owner, Whitinger & Company, LLC                          Officer

James D. Rosema                                                 Timothy McArdle, Senior Vice President and
President, Rosema Corporation                                   Treasurer

William V. Hughes                                               Steven L. Banks, Senior Vice President
Attorney, Partner in Beasley & Gilkison, LLP
                                                                Rosalie Petro, Secretary




OFFICERS AND DIRECTORS OF MUTUAL FEDERAL SAVINGS BANK




BOARD OF DIRECTORS                                              WARSAW ADVISORY BOARD
The Directors of MUTUALFIRST Financial, Inc. also serve         J. Kevin Zachary, Advisory Director
as the Board of Directors of Mutual Federal Savings             Candace Wolkins, Advisory Director
Bank                                                            John Sadler, Advisory Director
                                                                David Carey, Advisory Director
SENIOR DIRECTORS                                                Stephen Harris, Advisory Director
Charles R. McCormick, Senior Director                           Phillip J. Harris, Senior Advisory Director
Jack E. Buckles, Senior Director
G. Richard Benson, Senior Director

WINCHESTER ADVISORY BOARD
Kenneth W. Girton, Advisory Director
Robert Morris, Advisory Director
Clark G. Loney, Advisory Director
Gene Gulley, Senior Advisory Director



CORPORATE OFFICERS

R. Donn Roberts, President and Chief Executive Officer
David Heeter, Executive Vice President and Chief Operating Officer Steven Campbell, Senior Vice President
Stephen Selby, Senior Vice President
Timothy McArdle, Senior Vice President and Treasurer
Steven Banks, Senior Vice President
Max Courtney, Vice President
Marvin Vincent, Vice President
Patrick Botts, Vice President
Michael Barber, Vice President
Larry Phillips, Vice President and Controller
Cynthia Fortney, Vice President
Michael Fisher, Vice President
James Tinkey, Vice President
Lynda Stoner, Vice President
Ralph Spencer, Vice President
Norb Adrian, Assistant Vice President
Lori Ritchey, Assistant Vice President
Connie Bower, Assistant Vice President
Crystal Bradford, Assistant Vice President
Lila Piper, Assistant Vice President
Manfred Walgram, Assistant Vice President
William Curl, Assistant Vice President
Glenda Thomas, Assistant Vice President
Rosalie Petro, Corporate Secretary

--------------------------------------------------------------------------------

ADMINISTRATIVE OFFICERS

Norma Lozier, Branch Manager, North Webster
Jean DeHart, Branch Manager, Northwest
Carla Burt, Business Development Officer
Tammy Hefflin, Assistant Controller & Manager, Accounting
Jan Heminger, Branch Manager, West Bethel
Kim Evans, Branch Manager, South Madison
Patti Decker, Branch Manager, Yorktown
Denise Abrams, Branch Manager, East Jackson
Vicki Reade, Branch Manager, Albany
Kristen Mattingly, Manager, Marketing
Sharon Ferguson, Manager, Deposit Products
Brad Zimmerman, Manager, Information Systems
Cathy Coolman, Branch Manager, Gas City
Barbara Wright, Manager, Loan Operations
Dorothy Douglass, Manager, Human Resources
Beth Winters, Branch Manager, Wal-Mart, Marion
JoEllen Frazier, Branch Manager, Marion Third Street
Stephanie Salyer, Branch Manager, Warsaw Market Street
Marlene Hoffer, Branch Manager, Warsaw East Center Street
Sonya Sochor, Branch Manager, West Jackson Street
Chris Cook, Assistant Treasurer
Angel Workman, Branch Manager, Broadway

                          MUTUALFIRST FINANCIAL, INC.
                            SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------
ANNUAL MEETING

The annual meeting of shareholders will be held at 3:00 p.m. local time, on May 1, 2002, at the Company's main office, located at 110 E. Charles Street, Muncie, Indiana.

TRANSFER AGENT:
   Continental Stock Transfer & Trust Company
   17 Battery Place
   New York, New York 10004
   (212) 509-4000

GENERAL COUNSEL:                         SPECIAL COUNSEL:
   Beasley Gilkison, LLP                     Silver, Freedman & Taff, L.L.P.
   110 E. Charles St.                        1700 Wisconsin Av. N.W.
   Muncie, IN 47305                          Washington, D.C. 20007

INDEPENDENT AUDITOR:
   BKD, LLP
   201 N. Illinois, Suite 700
   Indianapolis, IN 46204

SHAREHOLDER AND GENERAL INQUIRIES:
   R. Donn Roberts                           Timothy J. McArdle
   President & Chief Executive Officer       Senior Vice President and Treasurer
   MUTUALFIRST Financial, Inc.
   110 E. Charles Street
   Muncie, IN 47305

ANNUAL AND OTHER REPORTS

Copies of the Company's Annual Report or Form 10-K filed with the Securities and Exchange Commission, without cost, by writing or calling: MUTUALFIRST Financial, Inc. Investor Relations, Attn: R. Donn Roberts, President and Chief Executive Officer, 110 E. Charles Street, Muncie, Indiana 47305.

The common stock for MUTUALFIRST Financial, Inc. is traded under the symbol "MFSF" on the NASDAQ National Market. The table below shows the high and low closing prices for our common stock for the periods indicated. This information was provided by the NASDAQ. At March 7, 2002, there were 6,327,293 shares of common stock issued and outstanding and approximately 1,541 shareholders of record.


                                   ______Stock Price____  Dividends per Share
QUARTER ENDING:                       HIGH         LOW
    First Quarter (ended 03/31/01)  $15.125      $13.875         $0.08
    Second Quarter (ended 06/30/01) $14.65       $13.938         $0.08
    Third Quarter (ended 09/30/01)  $15.39       $14.34          $0.08
    Fourth Quarter (ended 12/31/01) $15.20       $14.50          $0.08

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. The company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to shareholders.

                           [LOGO] MUTUAL FEDERAL
                                  SAVINGS BANK


                     Serving North and East Central Indiana


                     [GRAPHIC - MAP -- LOCATIONS IN INDIANA]

DELAWARE COUNTY
MUNCIE:
    110 East Charles Street
    2918 West Jackson Street
    4710 East Jackson Street
    Oakwood & McGalliard
    2000 South Madison Street
    3613 North Broadway Avenue
    3701 West Bethel Avenue

YORKTOWN:
    2101 South Tiger Drive

ALBANY:
    401 West State Street

RANDOLPH COUNTY
WINCHESTER:
    110 West Pearl Street
    Marsh Supermarket--
        SR 32 East

KOSCIUSKO COUNTY
WARSAW:
    219 West Market Street
    2034 East Center Street

NORTH WEBSTER:
    Crystal Flash Road &
        SR 13 North

GRANT COUNTY
MARION:
    100 West 3rd Street
    Wal-Mart--
        3240 S. Western Ave.

GAS CITY:
    1010 East Main Street

                                   MUTUALFIRST
                                 FINANCIAL INC.


                                 www.mfsbank.com