Form 10-K, Exhibit 13
period 2002-12-31
MUTUALFIRST FINANCIAL INC
filed 2003-03-31
CIK 1094810

MutualFirst Financial Inc. 2002 ANNUAL REPORT

Next Page

MutualFirst Financial, Inc. www.mfsbank.com

Next Page

MUTUAL FEDERAL SAVINGS BANK

MISSION STATEMENT

               The mission of the Bank will continue to be an independent, growing community bank, building relationships with individuals, families and businesses by offering a broad range of innovative consumer and commercial products and services. The Bank will depend upon high quality service to set the Bank apart from all competitors. These goals are accomplished by continually focusing on employees to ensure proper training, technological competence, teamwork, motivation and rewards are provided. Enhancing shareholder value, measured by total return will be key in the decision process. The Bank is committed to the effective utilization of technology to meet customer needs. Directors, officers and staff fill roles of influence and responsibility in the communities served. The Bank will continue to build on the tradition of strength, security, stability, longevity, consistency and superior quality service.

Next Page

President's Letter Annual Report

I am pleased to bring you the report of MutualFirst Financial, Inc. on its third full year of operation. Year 2002 brought an historically low interest rate environment. This created further opportunities for mortgage borrowers to refinance and purchasers to obtain homes at attractively low rates. Consumer loan borrowing continued at a heavy pace. We continued to make strides in the commercial loan area. While the stock market in general did not perform well, our stock, as did most banks, overcame the tide and did very well. MutualFirst continued with its Strategic Plan, which included succession plan implementation and is confident in meeting the future with aggressiveness, continuity, and stability.

We are extremely pleased with our financial performance for year 2002. Our earnings for the year increased from $8.1 million to $8.5 million, or from $1.16 to $1.51 for diluted earnings per share. We were able to repurchase 1.2 million shares of our common stock for $21.2 million, which contributed to this 30% improvement in earnings per share. We are currently in our fifth buy back program. Our dividend payout increased by 15.6%. We increased our net interest margin from 3.67% to 3.84%. Our return on assets improved from 1.05% to 1.09% and our return on equity increased from 6.80% to 8.36%.

David W. Heeter was elected to the position of Executive Vice President of MutualFirst Financial, Inc. and Patrick C. Botts was elevated to the level of Executive Vice President and Chief Operating Officer of Mutual Federal Savings Bank early in the year. Both of these moves are designed to ensure an orderly transition of responsibilities in 2003.

Our equity position in Indiana Title Insurance, LLC proved to be an excellent investment. We have received approval to build our 18th branch near the intersection of US 30 and Indiana State Highway 15 in Warsaw. These are just two of the many ways we plan to build and grow the company to extend our 113-year history of success in the financial services industry. We will leverage our quality customer service, technological competence, lending expertise and breadth of deposit and investment products and services to assure this is a safe, sound and rewarding investment for our shareholders.

President and Chief Executive Officer

Next Page

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

               The following information is only a summary and you should read it in conjunction with our consolidated financial statements and accompanying notes contained in this Annual Report.

	At or For the Year Ended December 31,
	2002	2001	2000	1999	1998
	(In Thousands)
Selected Financial Condition Data

Total Assets	$775,798	$769,328	$770,370	$544,523	$469,515

Cash and cash equivalents	23,620	30,558	21,046	19,983	12,938

Loans, net	641,113	636,635	639,362	442,787	398,146

Investment Securities:
Available-for -sale, at fair value	42,362	31,580	35,142	29,599	14,208
Held-to-maturity	0	0	10,539	12,449	11,004

Total deposits	550,364	538,878	514,710	364,604	365,999

Total borrowings	118,287	110,743	116,182	74,898	52,462

Total stockholders' equity	96,717	109,744	129,941	96,712	43,846

Selected Operations Data

Total interest income	$50,440	$54,940	$41,180	$34,811	$34,474
Total interest expense	23,119	29,081	21,645	19,242	19,690

Net interest income	27,321	25,859	19,535	15,569	14,784
Provision for loan losses	1,713	1,282	685	760	1,265
Net interest income after provision
for loan losses	25,608	24,577	18,850	14,809	13,519
Service fee income	2,785	2,626	2,070	1,728	1,544
Gain on sale of loans and
investment securities	1,365	1,350	144	32	807
Other non-interest income	1,798	2,126	1,402	1,091	1,077
Total non-interest income	5,948	6,102	3,616	2,851	3,428

Salaries and employee benefits	12,454	12,288	7,496	7,236	6,115
Charitable contributions	0	3	4	4,570	97
Other expenses	7,246	7,229	5,625	4,870	4,547
Total non-interest expense	19,700	19,520	13,125	16,676	10,759

Income before taxes	11,856	11,159	9,341	984	6,188
Income tax expense	3,376	3,079	3,106	138	2,049
Net income	$ 8,480	$ 8,080	$ 6,235	$ 846	$ 4,139

Next Page

	At or For the Year Ended December 31,
	2002	2001	2000	1999	1998
Selected Financial Ratios and Other Financial Data:

Performance Ratios:
Return on average assets (ratio of net
income to average total assets)	1.09%	1.05%	1.09%	0.17%	0.89%
Return on average equity (ratio of net
income to average equity)	8.36	6.80	6.15	1.83	9.83

Interest rate spread information:
Average during the period	3.59	3.22	3.09	3.24	3.21
Net interest margin(1)	3.84	3.67	3.71	3.41	3.42

Ratio of operating expense to average total assets	2.53	2.54	2.30	3.35	2.31

Ratio of average interest-earning assets to
assets to average interest-bearing liabilities	107.71	110.85	115.17	104.05	104.56

Efficiency ratio(2)	59.21	61.08	56.69	90.53	59.08

Asset Quality Ratios: (4)
Non-performing assets to total assets	0.89	1.05	0.56	0.30	0.29

Non-performing loans to total loans	0.79	1.03	0.53	0.17	0.28

Allowance for loan losses to non-performing loans	123.35	82.4	189.13	467.61	307.36

Allowance for loan losses to loans receivable, net	0.97	0.86	1.01	0.82	0.85

Capital Ratios:
Equity to total assets (4)	12.47	14.25	16.87	17.76	9.34

Average equity to average assets	13.04	15.44	17.81	9.29	9.06

Share and Per Share Data:
Average common shares outstanding
Basic	5,483,929	6,949,879	5,558,377
Diluted	5,597,307	6,964,305	5,558,377
Per share:
Basic earnings	$1.55	$1.16	$1.12
Diluted earnings	$1.51	$1.16	$1.12
Dividends	0.37	0.32	0.28

Dividend payout ratio (3)	24.50%	27.59%	25.00%

Other Data:
Number of full-service offices	17	17	17	13	12
______________
(1)	Net interest income divided by average interest earning assets.
(2)	Total non-interest expense divided by net interest income plus total non-interest income
(3)	Dividends per share divided by earnings per share
(4)	At end of period

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

               MutualFirst Financial, Inc., a Maryland corporation, is a savings and loan holding company, which has as its wholly-owned subsidiary, Mutual Federal Savings Bank, Muncie, Indiana. MFS Financial, Inc. was formed in September 1999 to become the holding company of Mutual Federal in connection with Mutual Federal's conversion from the mutual to stock form of organization on December 29, 1999. In April 2000, MFS Financial, Inc. formally changed its corporate name to MutualFirst Financial, Inc. ("MutualFirst"). The words "we," "our" and "us" refer to MutualFirst and Mutual Federal on a consolidated basis, except that references to us prior to December 29, 1999 refer only to Mutual Federal.

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

Forward-Looking Statements

               The discussion contains various forward-looking statements, which are based on assumptions and describe our future plans and strategies and our expectations. These forward-looking statements are generally identified by words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements. We do not undertake, and specifically disclaim any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Management Strategy

               Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving customers in our market areas. Our commitment is to provide a broad range of products and services to meet the needs of our customers. As part of this commitment, we are looking to increase our emphasis

Next Page

on commercial business products and services. We have also created a fully interactive transactional website. In addition, we are continually looking at cost-effective ways to expand our market area.

               Financial highlights of our strategy include:
  Continuing as a Diversified Lender. We have been successful in diversifying our loan portfolio to reduce our reliance on any one type of loan. From 1995 through 2000 approximately 36% of our loan portfolio consisted of loans other than one-to four- family real estate loans. Since that time to the end of 2002, that percentage had increased to 43.2%

  Continuing as a Leading One-to Four- Family Lender. We are one of the largest originators of one-to-four family residential loans in our four-county market area. During 2002, we originated $188.1 million of one- to four- family residential loans.

  Continuing To Focus On Asset Quality. Non-performing assets to total assets was .89% at December 31, 2002, an improvement from 1.05% at December 31, 2001. We are confident that our underwriting standards will continue to provide for a quality loan portfolio.

  Continuing Our Strong Capital Position. As a result of our consistent profitability, we have historically maintained a strong capital position. At December 31, 2002, our ratio of stockholders' equity to total assets was 12.5%.
Asset and Liability Management and Market Risk

               Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally is established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

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

               In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Mutual Federal's board of directors sets and recommends asset and liability policies, which are implemented by the asset and liability management committee. The Asset and Liability Management Committee is chaired by the chief financial officer and is comprised of members of our senior management. The purpose of the Asset and Liability Management Committee is to communicate, coordinate and control asset/liability management issues consistent with our business plan and board-approved policies. This committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources consistent with liquidity, capital adequacy, growth, risk and profitability goals. The Asset and Liability Management Committee generally meets monthly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to a net present value of portfolio equity analysis and income simulations. At each meeting, the Asset and Liability Management Committee recommends appropriate strategy changes based on this review. The chief financial officer is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

Next Page

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
               Depending on the level of general interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, the Asset and Liability Management Committee may increase our interest rate risk position somewhat in order to maintain our net interest margin. We intend to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans. In addition, in an effort to avoid an increase in the percentage of long-term fixed-rate loans in our portfolio, in 2002, we sold $47.8 million of fixed rate, one-to four- family twenty to thirty year mortgage loans in the secondary market.

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

               The Office of Thrift Supervision provides Mutual Federal with the information presented in the following tables. The tables present the change in our net portfolio value at December 31, 2002 and 2001 that would occur upon an immediate and sustained change in market interest rates of 100 to 300 basis points as required by the Office of Thrift Supervision, and do not give any effect to actions that management might take to counteract that change. The changes in net portfolio value under all rate changes shown were within board of director-approved guidelines.

Next Page

December 31, 2002
Net Portfolio Value

Changes In Rates				NPV as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
(Dollars in thousands)
+300 bp	66,376	-23,916	-26%	8.89%	-252 bp
+200 bp	76,394	-13,898	-16%	9.98%	-143 bp
+100 bp	85,038	-5,254	-6%	10.92%	-49 bp
0 bp	90,292			11.41%
-100 bp	90,330	38	0%	11.30%	-11 bp
-200 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)
-300 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)

December 31, 2001
Net Portfolio Value

Changes In Rates				NPV as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
(Dollars in thousands)
+300 bp	72,270	-31,165	-30%	9.92%	-341 bp
+200 bp	83,082	-20,353	-20%	11.16%	-217 bp
+100 bp	93,661	-9,774	-9%	12.32%	-101 bp
0 bp	103,435			13.33%
-100 bp	109,059	5,624	5%	13.85%	+52 bp
-200 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)
-300 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)

___________________
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

Financial Condition at December 31, 2002 Compared to December 31, 2001

               General. Our total assets increased $6.5 million during 2002, ending the year at $775.8 million compared to $769.3 million at December 31, 2001, primarily due to increases in investments held for sale. Liabilities increased $19.5 million due to increased deposits and borrowings. Stockholders' equity decreased $13.0 million primarily due to the repurchase $21.2 million of common stock.

Next Page

               Loans. Our net loan portfolio increased $4.5 million from $636.6 million at December 31, 2001, to $641.1 million at December 31, 2002. Consumer loans increased $10.6 million or 6.5% from $162.2 million at December 31, 2001 to $172.8 million at December 31, 2002. Most of the consumer loan growth came from recreational vehicle loans, which increased $8.0 million or 17.8% from $44.7 million to $52.7 million and home equity loans, which increased $3.2 million or 17.2% from $18.4 million to $21.5 million. Commercial business loans increased $4.6 million or 15.2% from $30.1 million to $34.7 million at December 31, 2002. It has been our strategy to increase non-real estate mortgage loans as a percentage of our loan portfolio in order to mitigate interest rate risk and enhance the portfolio yield. Accordingly, we sold $47.8 million of our fixed rate one- to four- family mortgage loans in 2002. As a result, real estate mortgage loans decreased $10.9 million or 2.4% from $454.8 million to $443.9 million at December 31, 2002 and mortgage loans held for sale decreased $3.7 million.

               Allowance For Loan Loss. The allowance for loan loss increased to $6.3 million at December 31, 2002 from $5.5 million at December 31, 2001, an increase of $800,000 or 15.4%. Net charge offs were $876,000 during 2002, as compared to net charge offs of $2.3 million for 2001. This, along with a $1.7 million loan loss prevision during 2002, resulted in the allowance for loan losses as a percentage of total loans increasing to .97% at December 31, 2002 compared to .86% at December 31, 2001. The allowance for loan losses as a percentage of non-performing loans was 123.35% and 82.4% at December 31, 2002 and December 31, 2001, respectively. Non-performing loans were $5.1 million or .79% of total loans at December 31, 2002 compared to $6.6 million or 1.03% at December 31, 2001. The increase in the allowance for loan losses is due to continued poor economic conditions in some of our markets and the increase in the portfolio risk due to the increased percentage of consumer and commercial loans in the portfolio.

               Securities. Investment securities amounted to $42.4 million at December 31, 2002 compared to $31.6 million at December 31, 2001, a 34.1% increase. This increase was primarily due to the shifting of funds from cash and cash equivalents to short- to medium-term securities in order to increase earnings without a significant change in our liquidity.

               Liabilities. Our total liabilities increased $19.5 million or 3% to $679.1 million at December 31, 2002 from $659.6 million at December 31, 2001. This increase was due primarily to an increase in deposits of $11.5 million, and an increase in borrowed funds of $7.5 million to provide funding for stock repurchases.

               Stockholders' Equity. Stockholders' equity decreased $13.0 million from $109.7 million at December 31, 2001 to $96.7 million at December 31, 2002. The decrease was due primarily to the repurchase of 1.2 million shares of MutualFirst common stock at a cost of $21.2 million and dividend payments of $1.9 million. These decreases were partially offset by net income of $8.5 million, Employee Stock Ownership Plan (ESOP) shares earned of $585,000 and RRP shares earned of $840,000. Also, unrealized gain on securities available for sale increased $108,000.

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

	Year ended December 31,
	2002			2001			2000
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest-Earning Assets:
Interest -bearing deposits	$ 11,215	$ 175	1.56%	$ 6,210	$ 189	3.04%	$ 1,003	$ 56	5.58%
Trading account securities	---	---	---	---	---	---	186	9	4.84
Mortgage-backed securities	11,451	677	5.91	11,124	759	6.82	13,637	931	6.83
Investment securities:
Available-for-sale (1)	19,525	916	4.69	18,413	1,184	6.43	18,530	1,243	6.71
Held-to-maturity	0	0		5,155	270	5.24	11,423	673	5.89
Loans (2)(5)	662,212	48,247	7.29	656,579	52,018	7.92	475,912	37,811	7.94
Stock in FHLB of Indianapolis	6,993	424	6.06	6,993	520	7.44	5,464	457	8.36
Total interest-earning assets	711,396	50,439	7.09	704,474	54,940	7.80	526,155	41,180	7.83
Non-interest earning assets, net of allowance
for loan losses and unrealized gain/loss	65,818			65,438			43,583
Total assets	$777,214			$769,912			569,738

Interest-Bearing Liabilities:
Demand and NOW accounts	$ 81,774	429	0.52	$ 74,545	729	0.98	$ 56,288	516	0.92
Savings deposits	54,515	592	1.09	49,468	921	1.86	39,842	845	2.12
Money market accounts	47,301	740	1.56	43,042	1,270	2.95	33,310	1,369	4.11
Certificate accounts	366,522	15,634	4.27	366,375	20,394	5.57	261,693	14,814	5.66
Total deposits	550,112	17,395	3.16	533,430	23,314	4.37	391,133	17,544	4.49
Borrowings	110,334	5,724	5.19	102,087	5,767	5.65	65,728	4,101	6.24
Total interest-bearing accounts	660,446	23,119	3.50	635,517	29,081	4.58	456,861	21,645	4.74
Other liabilities	15,385			15,544			11,419
Total liabilities	675,831			651,061			468,280
Stockholders' equity	101,383			118,851			101,458
Total liabilities and stockholders' equity	$777,214			769,912			569,738

Net earning assets	$ 50,950			$ 68,957			$ 69,294

Net interest income		$27,320			$25,859			$19,535

Net interest rate spread (3)			3.59%			3.22%			3.09%

Net yield on average interest-earning assets (4)			3.84%			3.67%			3.71%

Average interest-earning assets to
average interest-bearing liabilities	107.71%			110.85%			115.17%
_____________________
(1)	Average balances were calculated using amortized cost, which excludes FASB 115 valuation allowances.
(2)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(3)	Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4)	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.
(5)	The balances include nonaccrual loans.

Next Page

Rate/Volume Analysis

               The following table presents the dollar amount changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which is a change in rate multiplied by the old volume. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,
	2002 vs. 2001			2001 vs. 2000
	Increase (decrease) Due to		Total Increase (decrease)	Increase (decrease) Due to		Total Increase (decrease)

	Volume	Rate		Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits	$106	($120)	($14)	$169	($36)	$133
Trading account securities	0	0	0	(9)	0	(9)
Investment securities:
Available-for-sale	91	(440)	(349)	(174)	(58)	(232)
Held-to-maturity	(270)	0	(270)	(335)	(68)	(403)
Loans receivable	443	(4,215)	(3,772)	14,314	(106)	14,208
Stock in FHLB of Indianapolis	0	(96)	(96)	118	(55)	63

Total interest-earning assets	$370	($4,871)	(4,501)	$14,083	($323)	13,760

Interest-bearing liabilities:
Savings deposits	$86	($415)	(329)	$188	($112)	76
Money market accounts	115	(645)	(530)	343	(442)	(99)
Demand and NOW accounts	65	(365)	(300)	177	36	213
Certificate accounts	8	(4,769)	(4,761)	5,829	(249)	5,580
Borrowings	447	(490)	(43)	2,085	(419)	1,666

Total interest-bearing liabilities	$721	($6,684)	(5,963)	$8,622	($1,186)	7,436

Change in net interest income			$1,462			$6,324

Comparison Of Results Of Operations For Years Ended December 31, 2002 And 2001.

               General. Net income for the year ended December 31, 2002 increased $400,000 or 4.9% to $8.5 million compared to $8.1 million for the year ended December 31, 2001.

               Net Interest Income. Interest income decreased $4.5 million, or 8.2% to $50.4 million for the year ended December 31, 2002 from $54.9 million for the year ended December 31, 2001. Interest expense decreased $6.0 million, or 20.5% from $29.1 million for the year ended December 31, 2001 to $23.1 million for the year ended December 31, 2002. As a result, net interest income for the year ended December 31, 2002 increased $1.5 million, or 5.7% compared to 2001. The average interest rate spread increased from 3.22% for the year ended December 31, 2001 to 3.59% for the year ended December 31, 2002.

               Interest Income. The decrease in interest income during the year ended December 31, 2002 was due to a reduction in the average yield on our earning assets from 7.80% in 2001 to 7.09% in 2002 as a result of lower market interest rates. This decrease was partially offset by a $6.9 million increase in average

Next Page

earning assets from $704.5 million during 2001 to $711.4 million during 2002. The majority of this increase was in average loans receivable, which increased $5.6 million from $656.6 in 2001 to $662.2 million in 2002. The average yield on these loans decreased 63 basis points from 7.92% in 2001 to 7.29% in 2002.

               Interest Expense. The decrease in interest expense was due to a 108 basis point reduction in the cost of our average interest bearing liabilities from 4.58% in 2001 to 3.50% in 2002 as a result of lower market interest rates. This decrease was partially offset by a $24.9 million increase in average interest bearing liabilities from $635.5 million in 2001 to $660.5 million in 2002. The majority of this increase was in average deposits, which increased $16.7 million from $533.4 million in 2001 to $550.1 million in 2002. The average cost on these deposits decreased 121 basis points from 4.37% in 2001 to 3.16% in 2002.

               Provision for Loan Losses. For the year ended December 31, 2002, the provision for loan losses amounted to $1.7 million compared to $1.3 million in 2001. In each period, the provision for loan losses was based on an analysis of individual loans, prior and current year loss experience, overall growth in the portfolio, the change in the portfolio mix and current economic conditions in our markets. The reasons for the increase in the provision for loan losses in 2002 compared to 2001 were primarily due to continued poor economic conditions in some of our markets and a change in the loan portfolio mix with growth in the consumer and commercial loan portfolios and a reduction in the one-to four- family residential mortgage loan portfolio.

               Other Income. Other income for the year ended December 31, 2002 decreased $154,000 from $6.1 million the year ended December 31, 2001 to$5.9 million for the year-end December 31, 2002. This decrease was due primarily to an increase in our equity in losses on limited partnerships, which own various low-income housing projects that provide federal income tax credits to its equity owners. Our share of the losses was $517,000 for the year ended December 31, 2002 compared to $249,000 the previous year. Another factor affecting the change in other income was a $159,000 increase in service fee income. The increase in service fee income included a $117,000 increase or 24.5% in electronic transaction fees from $476,000 in 2001 to $593,000 in 2002. This is indicative of the increased customer usage of ATM/Debit cards.

               Other Expense. Total operating expenses increased $181,000 from $19.5 million for the year ended December 31, 2001 to $19.7 million for 2002. Salaries and employee benefits were $12.5 million for the year ended December 31, 2002 compared to $12.3 million for the 2001 period, an increase of $166,000 or 1.35%. The changes in salaries and benefits included a $357,000 increase in health insurance premium costs, increased ESOP expense due to the increase in the market value of our stock, staffing increases in the lending area due to increased activity, and annual pay increases. These increases were partially offset by a $230,000 reduction in incentive bonus from 2001 to 2002, and a $619,000 reduction in Recognition and Retention Plan (RRP) cost from $1.4 million in 2001 to $768,000 in 2002. Net occupancy expenses increased $131,000 due primarily to increased real estate taxes in 2002 compared to 2001.

               Income Tax Expense. Income tax expense for the year ended December 31, 2002 was $3.4 million compared to $3.1 million for the year ended December 31, 2001. The increase was due primarily to increased taxable income.

Comparison of Results of Operations For Years Ended December 31, 2001 And 2000.

               General. Net income for the year ended December 31, 2001 increased $1.9 million to $8.1 million compared to $6.2 million for the year ended December 31, 2000. The increase in net income was primarily due to the merger with Marion Capital Holdings completed in December 2000 and accounted for as a purchase.

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

Next Page

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

               Other Income. Other income for the year ended December 31, 2001 increased $2.5 million, or 68.8%, to $6.1 million for the year ended December 31, 2001 compared to $3.6 million for the year 2000. This improvement was primarily due to an increase of $555,000 in service fee income; $190,000 increase in commission income; $1.3 million gain on sale of loans; and a $587,000 increase in cash surrender value of life insurance. Most of thee increases, with the exception of the gain on sale of loans, were due to the merger with Marion Capital Holdings.

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

Liquidity and Commitments

               Mutual Federal is required to maintain adequate levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations to ensure the institution's safe and sound operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on

Next Page

investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to ensure that adequate liquidity is maintained. At December 31, 2002, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits and current borrowings, was 9.81%.

               Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and to enhance out interest rate risk management.

               Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At December 31, 2002, the total approved loan origination commitments outstanding amounted to $24.7 million. At the same date, the unadvanced portion of construction loans was $5.5 million. At December 31, 2002, unused lines of credit totaled $35.5 million and outstanding letters of credit totaled $7.0 million. As of December 31, 2002, certificates of deposit scheduled to mature in one year or less totaled $207.3 million, and investment and mortgage-backed securities scheduled to mature in one year or less totaled $18.3 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with us. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

Capital

               Consistent with our goals to operate a sound and profitable financial organization, Mutual Federal actively strives to remain a "well capitalized" institution in accordance with regulatory standards. Total stockholders' equity of MutualFirst Financial, Inc. was $96.7 million at December 31, 2002, or 12.5% of total assets on that date. As of December 31, 2002, Mutual Federal exceeded all capital requirements of the Office of Thrift Supervision, with regulatory capital ratios as follows: core capital, 11.67%; Tier I risk-based capital, 16.53%; and total risk-based capital, 17.67%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of New Accounting Standards

               In October 2002, FASB issued SFAS No. 147 Acquisitions of Certain Financial Institutions, which amends SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted in accordance with SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Those intangible assets are

Next Page

subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

               The effective date of SFAS No. 147 was October 1, 2002, with earlier application relating to previously recognized unidentifiable intangible assets permitted. The statement's adoption did not have a significant impact on the MutualFirst's financial position or results of operations.

               The Financial Accounting Standards Board (FASB) has issued Statement of Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

               Under the provisions of SFAS No. 123, companies that adopted the fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect.

               SFAS No. 148 requires that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, SFAS No. 148 requires that this information be included in interim as well as annual financial statements.

               The annual disclosure provisions of SFAS No. 148 are now effective for MutualFirst and the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning in 2003.

Critical Accounting Policies

               The notes to the consolidated financial statements contain a summary of Mutualfirst's significant accounting policies presented on pages 22 to 24 of the Annual Report to Shareholders for the year ended December 31, 2002. Certain of these policies are important to the portrayal of MutualFirst's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of foreclosed assets and real estate held for development and the valuation of intangible assets.

               The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. A worsening or protracted economic decline would increase the likelihood of additional losses due to credit and market risk and could create the need for additional loss reserves.

Allowance for Loan Losses

               The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current general economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses on at least a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current condition and amount of loans outstanding, identified problem loans and the probability of collecting all amounts due.

Next Page

Foreclosed Assets

               Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. Management estimates the fair value of the properties based on current appraisal information. Fair value estimates are particularly susceptible to significant changes in the economic environment, market conditions, and real estate market. A worsening or protracted economic decline would increase the likelihood of a decline in property values and could create the need to write down the properties through current operations.

Intangible Assets

               MutualFirst periodically assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from MutualFirst's judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value.

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

Next Page

Selected Quarterly Financial Information

Quarter Ended	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Basic Earnings per Common Share	Diluted Earnings per Common Share

2002
March	$12,755	$ 6,125	$ 6,630	$ 587	$1,884	$0.32	$0.32
June	12,716	5,888	6,828	375	2,013	0.35	0.34
September	12,550	5,709	6,841	375	2,326	0.44	0.43
December	12,418	5,396	7,022	375	2,257	0.44	0.43
Total	$50,439	$23,118	$27,321	$1,712	$8,480	1.55	1.51

2001
March	$14,057	$ 7,734	$ 6,323	$ 189	$1,739	$0.23	$0.22
June	14,112	7,514	6,598	296	2,164	0.30	0.30
September	13,667	7,173	6,494	607	2,116	0.31	0.31
December	13,104	6,660	6,444	190	2,061	0.33	0.33
Total	$54,940	$29,081	$25,859	$1,282	$8,080	1.16	1.16

Next Page

Independent Accountants' Report

Board of Directors
MutualFirst Financial, Inc.
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of MutualFirst Financial, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of MutualFirst Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
February 7, 2003

Next Page

MutualFirst Financial, Inc.
Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets

Cash and due from banks	$ 17,986,004	$ 24,140,688
Interest-bearing demand deposits	5,633,953	6,416,985
Cash and cash equivalents	23,619,957	30,557,673
Investment securities available for sale	42,362,138	31,580,095
Loans held for sale	7,850,711	11,559,158
Loans, net of allowance for loan losses of $6,285,959 and $5,449,292	641,112,981	636,635,126
Premises and equipment	9,186,501	8,674,152
Federal Home Loan Bank stock	6,993,400	6,993,400
Investment in limited partnerships	5,616,485	5,677,060
Deferred income tax benefit	4,118,344	4,553,975
Cash surrender value of life insurance	25,439,308	24,231,091
Other assets	9,497,834	8,866,143

Total assets	$775,797,659	$769,327,873

Liabilities and Stockholders' Equity

Liabilities
Deposits
Noninterest-bearing	$ 28,908,935	$ 23,433,570
Interest-bearing	521,455,008	515,444,601
Total deposits	550,363,943	538,878,171
Federal Home Loan Bank advances	115,403,203	107,484,586
Notes payable	2,883,631	3,258,677
Other liabilities	10,429,756	9,962,261
Total liabilities	679,080,533	659,583,695

Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par value
Authorized and unissued - 5,000,000 shares
Common stock, $.01 par value
Authorized - 20,000,000 shares
Issued and outstanding - 5,523,052 and 6,693,841 shares	55,231	66,938
Additional paid-in capital	38,782,755	59,575,884
Retained earnings	61,779,695	55,195,694
Accumulated other comprehensive income	464,452	356,009
Unearned benefit plan shares	(4,365,007)	(5,450,347)
Total stockholders' equity	96,717,126	109,744,178

Total liabilities and stockholders' equity	$ 775,797,659	$ 769,327,873

See Notes to Consolidated Financial Statements

Next Page

MutualFirst Financial, Inc.
Consolidated Statements of Income
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Interest and Dividend Income
Loans receivable	$48,246,747	$52,018,175	$37,810,620
Trading account securities	---	---	8,192
Investment securities	1,593,708	2,212,568	2,847,684
Federal Home Loan Bank stock	423,963	519,859	457,271
Deposits with financial institutions	175,042	189,272	56,116
Total interest and dividend income	50,439,460	54,939,874	41,179,883

Interest Expense
Deposits	17,394,703	23,314,477	17,543,506
Federal Home Loan Bank advances	5,652,344	5,719,922	4,095,843
Other interest expense	71,528	46,980	5,497
Total interest expense	23,118,575	29,081,379	21,644,846

Net Interest Income	27,320,885	25,858,495	19,535,037
Provision for loan losses	1,712,483	1,281,648	685,000
Net Interest Income After Provision for Loan Losses	25,608,402	24,576,847	18,850,037

Other Income
Service fee income	2,784,744	2,625,649	2,070,326
Net realized gains (losses) on sales of available-for-sale
securities	(2,763)	46,241	---
Net trading assets gain	---	---	25,116
Commissions	790,086	750,524	560,831
Equity in losses of limited partnerships	(516,509)	(249,300)	(209,948)
Net gains on sales of loans and servicing	1,368,033	1,304,077	143,791
Increase in cash value of life insurance	1,208,217	1,176,000	589,389
Other income	316,128	448,600	436,146
Total other income	5,947,936	6,101,791	3,615,651

Other Expenses
Salaries and employee benefits	12,453,962	12,288,117	7,496,211
Net occupancy expenses	1,104,617	973,568	692,132
Equipment expenses	891,202	906,636	782,116
Data processing fees	760,475	780,360	559,631
Advertising and promotion	455,143	516,487	462,230
Automated teller machine expense	492,766	524,886	457,356
Other expenses	3,542,143	3,529,753	2,674,940
Total other expenses	19,700,308	19,519,807	13,124,616

Income Before Income Tax	11,856,030	11,158,831	9,341,072
Income tax expense	3,376,500	3,078,700	3,105,850

Net Income	$ 8,479,530	$ 8,080,131	$ 6,235,222

Earnings per Share
Basic	$ 1.55	$ 1.16	$ 1.12
Diluted	1.51	1.16	1.12

See Notes to Consolidated Financial Statements

Next Page

MutualFirst Financial, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Benefit Plan Shares	Total

Balances, January 1, 2000	$ 58,196	$ 56,740,190	$ 44,647,767	$ (284,047)	$ (4,449,786)	$ 96,712,320
Comprehensive income
Net income			6,235,222			6,235,222
Other comprehensive income, net of tax -
unrealized gains on securities				339,575		339,575
Comprehensive income						6,574,797
Cash dividends ($.28 per share)			(1,502,418)			(1,502,418)
Exercise of stock options	188	203,886				204,074
Stock issued in acquisition, net of costs	25,410	27,567,304				27,592,714
ESOP shares earned		41,905			318,000	359,905

Balances, December 31, 2000	83,794	84,553,285	49,380,571	55,528	(4,131,786)	129,941,392
Comprehensive income
Net income			8,080,131			8,080,131
Other comprehensive income, net of tax -
unrealized gains on securities				300,481		300,481
Comprehensive income						8,380,612
Cash dividends ($.32 per share)			(2,265,008)			(2,265,008)
Exercise of stock options	114	53,836				53,950
Stock repurchased	(19,060)	(28,205,313)				(28,224,373)
RRP shares granted	2,090	3,028,410			(3,030,500)
RRP shares earned					1,394,099	1,394,099
ESOP shares earned		145,666			317,840	463,506

Balances, December 31, 2001	66,938	59,575,884	55,195,694	356,009	(5,450,347)	109,744,178
Comprehensive income
Net income			8,479,530			8,479,530
Other comprehensive income, net of tax -
unrealized gains on securities				108,443		108,443
Comprehensive income						8,587,973
Cash dividends ($.37 per share)			(1,895,529)			(1,895,529)
Exercise of stock options	33	39,767				39,800
Stock repurchased	(11,740)	(21,172,202)				(21,183,942)
RRP shares earned					767,500	767,500
Tax benefit on RRP shares		72,120				72,120
ESOP shares earned		267,186			317,840	585,026

Balances, December 31, 2002	$ 55,231	$ 38,782,755	$ 61,779,695	$ 464,452	$ (4,365,007)	$ 96,717,126

See Notes to Consolidated Financial Statements

Next Page

MutualFirst Financial, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Operating Activities
Net income	$ 8,479,530	$ 8,080,131	$ 6,235,222
Items not requiring (providing) cash
Provision for loan losses	1,712,483	1,281,648	685,000
ESOP shares earned	585,026	463,506	359,905
RRP shares earned	767,500	1,394,099	---
Depreciation and amortization	2,790,952	3,336,680	2,416,172
Deferred income tax	363,338	650,457	1,324,430
Loans originated for sale	(55,029,628)	(66,040,391)	(11,779,434)
Proceeds from sales on loans held for sale	63,481,603	59,698,638	8,009,898
Gains on sales of loans held for sale	(1,368,033)	(1,304,077)	(65,130)
Change in
Trading account securities	---	---	1,234,884
Interest receivable	495,559	616,615	(916,078)
Other assets	(175,615)	534,165	(119,882)
Interest payable	(343,963)	(12,512)	(896,500)
Other liabilities	940,074	426,810	(1,510,608)
Cash surrender value of life insurance	(1,208,217)	(1,176,000)	(589,389)
Other adjustments	642,353	1,325,092	398,881
Net cash provided by operating activities	22,132,962	9,274,861	4,787,371

Investing Activities
Purchases of securities available for sale	(30,441,236)	(11,517,408)	(3,489,519)
Proceeds from maturities and paydowns of securities available for sale	14,800,015	7,331,030	2,186,922
Proceeds from sales of securities available for sale	5,000,000	10,261,210	---
Proceeds from maturities and paydowns of securities held to maturity	---	7,110,618	1,893,239
Proceeds from sales of securities held to maturity	---	1,499,928	---
Net change in loans	(13,717,276)	(1,992,175)	(36,317,394)
Purchases of premises and equipment	(1,394,578)	(802,172)	(1,442,449)
Proceeds from real estate owned sales	1,081,651	184,606	1,822,824
Cash received in acquisition, net	---	---	6,362,718
Other investing activities	(129,524)	(11,988)	(758,940)
Net cash provided by (used in) investing activities	(24,800,948)	12,063,649	(29,742,599)

Financing Activities
Net change in
Noninterest-bearing, interest-bearing demand and savings deposits	1,325,377	11,977,689	(4,841,526)
Certificates of deposits	10,160,395	12,190,945	20,938,838
Securities sold under repurchase agreements	---	---	(840,000)
Repayment of note payable	(437,470)	(443,824)	(61,358)
Proceeds from FHLB advances	46,280,000	192,200,000	282,000,000
Repayment of FHLB advances	(38,429,745)	(197,327,508)	(269,855,188)
Net change in advances by borrowers for taxes and insurance	(128,616)	11,235	(24,268)
Stock repurchased	(21,183,942)	(28,224,373)	---
Proceeds from stock options exercised	39,800	53,950	204,074
Cash dividends	(1,895,529)	(2,265,008)	(1,502,418)
Net cash provided by (used in) financing activities	(4,269,730)	(11,826,894)	26,018,154

Net Change in Cash and Cash Equivalents	(6,937,716)	9,511,616	1,062,926

Cash and Cash Equivalents, Beginning of Year	30,557,673	21,046,057	19,983,131

Cash and Cash Equivalents, End of Year	$23,619,957	$30,557,673	$21,046,057

Additional Cash Flows Information
Interest paid	$ 23,462,538	$ 29,093,891	$ 22,425,869
Income tax paid	3,089,069	1,505,000	2,042,000
Transfers from loans to foreclosed real estate	1,715,157	684,649	1,307,005
Loans transferred to held for sale	15,459,187	---	7,866,107
Loans transferred from held for sale	11,559,158	---	---
Mortgage servicing rights capitalized	524,534	581,773	78,661
Fair value of net assets in acquisition	---	---	28,013,809

See Notes to Consolidated Financial Statements

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
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

The Bank generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in central Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. First MFSB sells various insurance products and Third MFSB offers tax-deferred annuities, mutual funds and equity securities.

Consolidation - The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's subsidiaries, after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

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

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

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

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by the provision for loan losses, which is charged against current period operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2002, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

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

Earnings per share is computed based upon the weighted-average common and common equivalent shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 2001 and 2000 consolidated financial statements have been made to conform to the 2002 presentation.

Stock Options are accounted for under the recognition and measurement principals of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.
	2002	2001

Net income, as reported	$8,480	$8,080
Less: Stock-based employee compensation cost determined
under the fair value method, net of income taxes	(605)	(292)

Pro forma net income	$7,875	$7,788

Earnings per share
Basic - as reported	$ 1.55	$ 1.16
Basic - pro forma	1.44	1.12
Diluted - as reported	1.51	1.16
Diluted - pro forma	1.41	1.12

Note 2:        Restriction on Cash
The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002, was $6,944,000.

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 3:        Investment Securities
	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Mortgage-backed securities	$ 6,615	$309	$ ---	$ 6,924
Collateralized mortgage obligations	9,406	116	(7)	9,515
Federal agencies	1,997	86	---	2,083
Small Business Administration	241	---	(2)	239
Corporate obligations	7,723	308	---	8,031
Marketable equity securities	15,456	4	(40)	15,420
Municipal obligation	150	---	---	150

Total investment securities	$41,588	$823	$ (49)	$42,362

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Mortgage-backed securities	$ 5,613	$157	$ (2)	$ 5,768
Collateralized mortgage obligations	4,867	111	(24)	4,954
Federal agencies	2,940	67	(2)	3,005
Corporate obligations	7,238	311	---	7,549
Marketable equity securities	10,179	---	(25)	10,154
Municipal obligation	150	---	---	150

Total investment securities	$30,987	$646	$(53)	$31,580

Marketable equity securities consist of shares in mutual funds which invest in government obligations and mortgage-backed securities.

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The amortized cost and fair value of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2002
	Amortized Cost	Fair Value
Within one year	$ 3,227	$ 3,268
One to five years	6,013	6,297
Five to ten years	480	549
After ten years	150	150
	9,870	10,264
Mortgage-backed securities	6,615	6,924
Collateralized mortgage obligations	9,406	9,515
Small Business Administration	241	239
Marketable equity securities	15,456	15,420

Totals	$41,588	$42,362

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $14,928,000 at December 31, 2002, and $5,049,000 at December 31, 2001.

Proceeds from sales of securities available for sale during 2002 and 2001 were $5,000,000 and $10,261,000. Gross gains of $3,000 and $93,000 and gross losses of $6,000 and $69,000 were recognized on those sales in 2002 and 2001. There were no sales of securities in 2000.

Proceeds from sales of securities held to maturity during 2001 were $1,500,000. Gross gains of $28,000 and gross losses of $6,000 were recognized on those sales in 2001. The remaining balance of held-to-maturity securities totaling $2,290,000 was reclassified as available for sale.

There were no trading securities at December 31, 2002 or 2001.

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 4:         Loans and Allowance
	2002	2001
Loans
Real estate loans
One-to-four family	$366,556	$376,772
Multi family	8,211	10,059
Commercial	54,252	51,503
Construction and development	14,853	16,438
	443,872	454,772
Consumer loans
Auto	32,997	33,159
Home equity	21,515	18,365
Home improvement	20,135	19,782
Mobile home	5,643	7,910
Recreational vehicles	52,672	44,700
Boats	36,530	33,904
Other	3,322	4,411
	172,814	162,231
Commercial business loans	34,660	30,092
Total loans	651,346	647,095

Undisbursed loans in process	(7,240)	(7,669)
Unamortized deferred loan fees and costs, net	3,293	2,658
Allowance for loan losses	(6,286)	(5,449)

Net loans	$641,113	$636,635

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

	2002	2001	2000
Allowance for loan losses
Balances, January 1	$5,449	$6,472	$3,652
Allowance acquired in acquisition	---	---	3,172
Provision for losses	1,713	1,282	685
Recoveries on loans	939	61	57
Loans charged off	(1,815)	(2,366)	(1,094)

Balances, December 31	$6,286	$5,449	$6,472

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $64,000 and $46,000. Non-accruing loans at December 31, 2002 and 2001 were $5,032,000 and $6,567,000.

Information on impaired loans is summarized below.

	2002	2001

Impaired loans with an allowance	$2,141	$2,690
Impaired loans for which the discounted cash flows or collateral value
exceeds the carrying value of the loan	210	---

Total impaired loans	$2,351	$2,690

Allowance for impaired loans included in the Company's
allowance for loan losses	$ 321	$ 404

	2002	2001	2000

Average balance of impaired loans	$ 3,821	$ 3,642	$ 141
Interest income recognized on impaired loans	24	114	---
Interest income recognized on impaired loans -
cash basis	8	23	---

Note 5:        Premises and Equipment
	2002	2001
Cost
Land	$3,067	$2,285
Buildings and land improvements	9,010	8,981
Equipment	7,106	6,525
Total cost	19,183	17,791
Accumulated depreciation and amortization	(9,996)	(9,117)

Net	$9,187	$8,674

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 6:         Investment In Limited Partnerships
	2002	2001

Pedcor Investments 1987-II (99.00 percent ownership)	642	748
Pedcor Investments 1988-V (98.97 percent ownership)	417	472
Pedcor Investments 1990-XI (19.79 percent ownership)	51	72
Pedcor Investments 1990-XIII (99.00 percent ownership)	752	698
Pedcor Investments 1997-XXVIII (99.00 percent ownership)	3,017	3,320
Pedcor Investments 1997-XXIX (99.00 percent ownership)	737	367

	$5,616	$5,677

The limited partnerships build, own and operate apartment complexes. The Company records its equity in the net income or loss of the Pedcor Investments 1987-II, 1988-V, 1990-XIII, 1997-XXVIII and 1997-XXIX based on the Company's interest in the partnerships. The Company has recorded its investment in Pedcor Investments 1990-XI, which represents less than a 20 percent ownership, at amortized cost and records income when distributions are received. The Company recorded losses from these limited partnerships of $517,000, $249,000 and $210,000 for 2002, 2001 and 2000. In addition, the Company has recorded the benefit of low income housing credits of $845,000, $817,000 and $339,000 for 2002, 2001 and 2000. Combined financial statements for the limited partnerships recorded under the equity method of accounting are as follows:

	2002	2001

Combined balance sheets condensed
Assets
Cash	$ 204	$ 192
Land and property	29,445	30,306
Other assets	1,281	1,402

Total assets	$30,930	$31,900

Liabilities
Notes payable	$28,695	$29,525
Other liabilities	1,512	1,370
Total liabilities	30,207	30,895

Partners' equity (deficit)
General partners	(3,705)	(3,285)
Limited partners	4,428	4,290
Total partners' equity	723	1,005

Total liabilities and partners' equity	$30,930	$31,900

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

	2002	2001	2000

Combined condensed statements of operations
Total revenue	$4,369	$3,567	$3,743
Total expenses	4,882	4,124	4,353

Net loss	$(513)	$(557)	$(610)

Note 7:        Deposits

	2002	2001

Noninterest-bearing demand	$ 30,058	$ 23,434
Interest-bearing demand	61,354	60,013
Passbook	54,677	49,702
Money market savings	45,330	48,110
Certificates and other time deposits of $100,000 or more	78,063	83,126
Other certificates	280,882	274,493

Total deposits	$550,364	$538,878

Certificates including other time deposits of $100,000 or more maturing in years ending December 31:

2003	$207,280
2004	51,654
2005	66,218
2006	8,692
2007	24,979
Thereafter	122

$358,945

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 8:        Federal Home Loan Bank Advances
Maturities Year Ending December 31	Amount

2003	$ 32,061
2004	30,303
2005	20,381
2006	4,902
2007	518
Thereafter	27,238

$115,403

At December 31, 2002, the Company has pledged $375,000,000 in qualifying first mortgage loans and investment securities as collateral for advances and outstanding letters of credit. Advances, at interest rates from 1.73 to 7.33 percent at December 31, 2002, are subject to restrictions or penalties in the event of prepayment.

Note 9:        Notes Payable
The Bank has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXVIII, L.P. of $1,584,000 and $1,646,000 at December 31, 2002 and 2001 payable in semiannual installments through January 1, 2010. At December 31, 2002 and 2001, the Bank was obligated under an irrevocable direct pay letter of credit for the benefit of a third party in the amount of $1,254,000 relating to this note and the financing for an apartment project by Pedcor Investments 1997-XXVIII L.P.

The Bank also has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXIX, LP. The note, which is payable in annual installments through August 15, 2008, had a balance of $1,300,000 and $1,613,000 at December 31, 2002 and 2001.

Maturities Year Ending December 31

2003	$ 351
2004	345
2005	342
2006	339
2007	396
Thereafter	1,111

$2,884

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 10:        Loan Servicing
Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:

	2002	2001	2000
Loans serviced for
Freddie Mac	$ 89,432	$ 82,629	$40,585
Fannie Mae	12,343	4,924	8,467
Federal Home Loan Bank	12,081	---	---
Other investors	14,680	12,993	17,559

	$128,536	$100,546	$66,611

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2002, 2001 and 2000 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type, and interest rates.

No valuation allowance was necessary at December 31, 2002, 2001 and 2000.

	2002	2001	2000
Mortgage Servicing Rights
Balances, January 1	$ 879	$428	$279
Servicing rights acquired	---	---	133
Servicing rights capitalized	524	572	79
Amortization of servicing rights	(210)	(121)	(63)

Balances, December 31	$1,193	$879	$428

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 11:        Income Tax
	2002	2001	2000
Income tax expense
Currently payable
Federal	$2,124	$1,804	$1,669
State	889	628	113
Deferred
Federal	411	552	864
State	(48)	95	460

Total income tax expense	$3,376	$3,079	$3,106

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$4,031	$3,794	$3,176
Effect of state income taxes	555	477	378
Low income housing credits	(843)	(817)	(339)
Tax-exempt income	(439)	(430)	(217)
Other	72	55	108

Actual tax expense	$3,376	$3,079	$3,106

Effective tax rate	28.5%	27.6%	33.3%

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The components of the deferred asset are as follows:

	2002	2001
Assets
Allowance for loan losses	$2,558	$2,144
Deferred compensation	2,150	1,949
Charitable contribution carryover	510	857
Depreciation and amortization	320	361
Business tax and AMT credit carryovers	524	861
Investments in limited partnerships	---	435
Other	518	328
Total assets	6,580	6,935

Liabilities
FHLB stock	(210)	(210)
State income tax	(222)	(210)
Loan fees	(1,194)	(1,358)
Investments in limited partnerships	(28)	---
Unrealized gain on securities available for sale	(310)	(237)
Mortgage servicing rights	(498)	(366)
Total liabilities	(2,462)	(2,381)

	$4,118	$4,554

The Company has a charitable contribution carryover of $1,501,000 that expires in 2005 and unused business income tax credits of $351,000 expiring in 2017. In addition, the Company has an AMT credit carryover of $173,000 with an unlimited carryover period.

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

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 12:        Other Comprehensive Income

	2002
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on securities
Unrealized holding gains arising during the
year	$176	$(70)	$106
Less: reclassification adjustment for losses
realized in net income	(3)	1	(2)

Net unrealized gains	$179	$(71)	$108

	2001
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on securities
Unrealized holding gains arising during the
year	$549	$(216)	$333
Less: reclassification adjustment for gains
realized in net income	46	(13)	33

Net unrealized gains	$503	$(203)	$300

	2000
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount

Net unrealized gains on securities	$563	$(223)	$340

Note 13:        Commitments and Contingent Liabilities
In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statements of financial condition.

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2002	2001
Loan commitments	$67,388	$65,915
Standby letters of credit	7,039	7,269

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 14:        Dividend and Capital Restrictions
The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders.

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current calendar year plus those for the previous two calendar years. At December 31, 2002, the stockholder's equity of the Bank was $91,440,000, of which none is available, without prior regulatory approval, for dividend distribution to the Company.

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 15:        Regulatory Capital
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

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2002 and 2001, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2002 that management believes have changed the Bank's classification.

The Bank's actual and required capital amounts and ratios are as follows:

	Actual		Required for Adequate Capital [1]		To Be Well Capitalized [1]
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002
Total risk-based capital [1] (to risk-weighted assets)	$ 96,269	17.7%	$43,585	8.0%	$54,482	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	90,055	16.5%	21,793	4.0%	32,689	6.0%
Core capital [1] (to adjusted total assets)	90,055	11.7%	23,142	3.0%	38,571	5.0%
Core capital [1] (to adjusted tangible assets)	90,055	11.7%	15,428	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	90,055	11.7%	11,571	1.5%	NA	NA

As of December 31, 2001
Total risk-based capital [1] (to risk-weighted assets)	$108,340	20.7%	$41,951	8.0%	$52,439	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	102,969	19.6%	20,975	4.0%	31,463	6.0%
Core capital [1] (to adjusted total assets)	102,969	13.5%	22,912	3.0%	38,186	5.0%
Core capital [1] (to adjusted tangible assets)	102,969	13.5%	15,275	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	102,969	13.5%	11,456	1.5%	NA	NA

______________________ [1] As defined by regulatory agencies

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 16:        Employee Benefits
The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The contributions are discretionary and determined annually. In 2002, 2001 and 2000, the Company matched employees' contributions at the rate of 50 percent for the first $600 participant contributions to the 401(k) and made a contribution to the profit-sharing plan of 3 percent of qualified compensation. The Company's expense for the plan was $297,000, $253,000 and $216,000 for 2002, 2001 and 2000.

The Company has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. The Company also has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director's retirement or death. These arrangements are informally funded by life insurance contracts which have been purchased by the Company. The Company records a liability for these vested benefits based on the present value of future payments. The Company's expense for the plan was $695,000, $689,000 and $416,000 for 2002, 2001 and 2000.

The Company has an ESOP covering substantially all of its employees. At December 31, 2002, 2001 and 2000, the Company had 349,626, 381,395 and 413,179 unearned ESOP shares with a fair value of $6,916,000, $5,759,000 and $6,094,000. Shares are released to participants proportionately as ESOP debt is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. Expense under the ESOP for 2002, 2001 and 2000 was $585,000, $464,000 and $360,000. At December 31, 2002, the ESOP had 80,857 allocated shares, 349,626 suspense shares and 31,783 committed-to-be released shares. At December 31, 2001, the ESOP had 52,389 allocated shares, 381,395 suspense shares and 31,784 committed-to-be released shares. At December 31, 2000, the ESOP had 20,589 allocated shares, 413,179 suspense shares and 31,800 committed-to-be released shares.

The Company has a Recognition and Retention Plan (RRP) for the award of up to 232,784 shares of the common stock of the Company to directors and executive officers. Common stock awarded under the RRP vests ratably over a three or five-year period commencing with the date of the grants. In 2001, the Company granted 209,000 RRP shares under the plan. Expense recognized on the vested shares totaled approximately $768,000 and $1,394,000 in 2002 and 2001. The unearned portion of these stock awards is presented as a reduction of stockholders' equity.

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 17:        Stock Option Plan
Under the Company's stock option plan approved in 2000, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees and directors incentive and non-qualified stock option awards which vest and become fully exercisable at the discretion of the stock option committee as the options are granted. The Company is authorized to grant options for up to 581,961 shares of the Company's common stock. Under certain provisions of the plan, the number of shares available for grant may be increased without shareholder approval by the amount of shares surrendered as payment of the exercise price of the stock option and by the number of shares of common stock of the Company that could be repurchased by the Company using proceeds from the exercise of stock options. The exercise price of each option, which has a 10 or 15 year life, may not be less than the market price of the Company's stock on the date of grant; therefore, no compensation expense will be recognized when the options are granted. No grants were awarded in 2002 or 2000, except for 58,295 options issued as part of an acquisition in 2000.

The following is a summary of the status of the Company's stock option plan and changes in that plan for 2002 and 2001.

	2002		2001		2000
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding, beginning of year	535,714	$14.30	39,521	$10.97	---	$ ---
Granted	---	---	507,000	14.50	58,295	---
Exercised	(3,331)	11.95	(5,807)	9.29	(18,774)	10.87
Forfeited/expired	(297)	5.37	(5,000)	14.50	---	---

Outstanding, end of year	532,086	14.32	535,714	14.30	39,521	10.97

Options exercisable at year end	287,420		165,714		39,521

Weighted-average fair value of
options granted during the year				2.77

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)
At December 31, 2002, certain information by exercise price for options outstanding and exercisable is as follows:

Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life	Number of Shares Exercisable
$10.87	18,774	3.7 years	18,774
12.35	13,912	4.6 years	13,913
14.50	499,400	10.3 years	254,733

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that statement (see Note 1). The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

2001
Risk-free interest rates	5.14%
Dividend yields	2.19%
Volatility factors of expected market price of common stock	8.40%
Weighted-average expected life of the options	8 years

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 16:        Earnings Per Share
Earnings per share were computed as follows:

	2002
	Income	Weighted- Average Shares	Per-Share Amount

Basic Earnings Per Share
Income available to common shareholders	$8,480	5,484,792	$1.55

Effect of Dilutive Securities
Stock options	---	113,378	---

Diluted Earnings Per Share
Income available to common stockholders
and assumed conversions	$8,480	5,598,170	$1.51

	2001
	Income	Weighted- Average Shares	Per-Share Amount
Basic Earnings Per Share
Income available to common shareholders	$8,080	6,949,879	$1.16

Effect of Dilutive Securities
Stock options	---	14,426	---

Diluted Earnings Per Share
Income available to common stockholders
and assumed conversions	$8,080	6,964,305	$1.16

	2000
	Income	Weighted- Average Shares	Per-Share Amount
Basic Earnings Per Share
Income available to common shareholders	$6,235	5,557,775	$1.12

Effect of Dilutive Securities
Stock options	---	602	---

Diluted Earnings Per Share
Income available to common stockholders
and assumed conversions	$6,235	5,558,377	$1.12

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 19:        Fair Values of Financial Instruments
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

Cash Value of Life Insurance - The fair value of life insurance values approximate carrying value.

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

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)
The estimated fair values of the Company's financial instruments are as follows:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$ 23,620	$ 23,620	$ 30,558	$ 30,558
Securities available for sale	42,362	42,362	31,580	31,580
Loans held for sale	7,851	7,965	11,559	11,586
Loans	641,113	656,643	636,635	650,212
Stock in FHLB	6,993	6,993	6,993	6,993
Cash value of life insurance	25,439	25,439	24,231	24,231
Interest receivable	3,201	3,201	3,697	3,697

Liabilities
Deposits	550,364	550,880	538,878	539,883
FHLB Advances	115,403	126,336	107,485	112,026
Notes payable	2,884	2,369	3,259	2,693
Interest payable	1,016	1,016	1,360	1,360
Advances by borrowers for taxes and insurance	1,335	1,335	1,463	1,463

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 20:    Condensed Financial Information (Parent Company Only)
Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2002	2001
Assets
Cash on deposit with Bank	$ 2,355	$ 831
Cash on deposit with others	17	112
Total cash and cash equivalents	2,372	943
Investment securities available for sale	---	1,001
Loans receivable	1,250	2,500
Investment in common stock of Bank	91,440	104,377
Deferred income tax	621	857
Other assets	866	133

Total assets	$96,549	$109,811

Liabilities - other	$ (168)	$ 67

Stockholders' Equity	96,717	109,744

Total liabilities and stockholders' equity	$96,549	$109,811

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Condensed Statements of Income

	2002	2001	2000
Income
Interest income from Bank	$ 29	$ 401	$ 904
Interest income from investments	8	136	158
Interest income from loans	324	404	---
Dividends from Bank	21,500	10,000	---
Other income	137	4	---
Total income	21,998	10,945	1,062

Expenses
Interest expense	9	---	---
Other	221	181	120
Total expenses	230	181	120

Income before income tax and equity in
undistributed income of subsidiary	21,768	10,764	942

Income tax expense	105	297	374

Income before equity in undistributed income
of subsidiary	21,663	10,467	568

Equity in undistributed income of subsidiary	(13,183)	(2,387)	5,667

Net Income	$ 8,480	$ 8,080	$6,235

Next Page

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Condensed Statements of Cash Flows

	2002	2001	2000

Operating Activities
Net income	$ 8,480	$ 8,080	$ 6,235
Item not requiring (providing) cash
ESOP shares earned	585	464	360
Deferred income tax benefit	236	289	246
Distributions in excess of earnings (undistributed income)
of Bank	13,183	2,387	(5,667)
Other	(266)	276	(488)
Net cash provided by operating activities	22,218	11,496	686

Investing Activities
Cash received in acquisition, net	---	---	630
Net change in loans	1,250	389	---
Purchase of securities available for sale	---	---	(2,498)
Proceeds from sales of securities available for sale	---	503	---
Proceeds from maturities of securities available for sale	1,001	1,000	---
Net cash provided by (used in) investing activities	2,251	1,892	(1,868)

Financing Activities
Stock repurchased	(21,184)	(28,224)	---
Cash dividends	(1,896)	(2,265)	(1,502)
Proceeds from stock options exercised	40	54	204
Net cash used in financing activities	(23,040)	(30,435)	(1,298)

Net Change in Cash and Cash Equivalents	1,429	(17,047)	(2,480)

Cash and Cash Equivalents, Beginning of Year	943	17,990	20,470

Cash and Cash Equivalents, End of Year	$ 2,372	$ 943	$ 17,990

Additional Cash Flow and Supplementary Information
Fair value of stock issued in acquisition of Marion	$ ---	$ ---	$ 27,804
Fair value of net assets, excluding cash, in acquisition	---	---	2,411

Next Page

Officers & Directors of MutualFirst Financial, Inc.

Board of Directors Wilbur R. Davis
Chairman of the Boards of MutualFirst Financial
and Mutual Federal Savings Bank;
President, Ontario Systems Corporation

Julie A. Skinner
Vice Chairman of the Boards of MutualFirst Financial
and Mutual Federal Savings Bank; civic leader

R. Donn Roberts
President and Chief Executive Officer of MutualFirst
Financial and Mutual Federal Savings Bank

Edward J. Dobrow
President, D&M Leasing

Linn A. Crull
Certified Public Accountant;
Member/Owner, Whitinger & Company, LLC

James D. Rosema
President, Rosema Corporation

William V. Hughes
Attorney, Partner in Beasley & Gilkison, LLP	Steven L. Banks
Senior Vice President of MutualFirst Financial
and Mutual Federal Savings Bank

John M. Dalton
Former Chairman, President and Chief Executive
Officer of Marion Capital Holdings

Jon R. Marler
President, Carico Systems;
Senior Vice President, Ralph M. Williams and
Associates; President, Empire Real Estate

Jerry D. McVicker
Interim Superintendent, Marion Community Schools

Officers
R. Donn Roberts, President and Chief Executive
Officer
David W. Heeter, Executive Vice President
Timothy J. McArdle, Senior Vice President and
Treasurer
Steven L. Banks, Senior Vice President
Rosalie Petro, Secretary

Officers & Directors of Mutual Federal Savings Bank

Board of Directors The Directors of MutualFirst Financial, Inc. also serve as the Board of Directors of Mutual Federal Savings
Bank.

Senior Directors
Charles R. McCormick, Senior Director
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
J. Kevin Zachary, Senior Advisory Director

Next Page

Corporate Officers

R. Donn Roberts, President and Chief Executive Officer
David Heeter, Executive Vice President
Patrick Botts, Executive Vice President and Chief Operating Officer
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
Ralph Spencer, Jr., Vice President
Clifford Keys, Vice President
Norb Adrian, Assistant Vice President
Lori Ritchey, Assistant Vice President
Connie Bower, Assistant Vice President
Crystal Bradford, Assistant Vice President
Lila Piper, Assistant Vice President
Manfred Walgram, Assistant Vice President
William Curl, Assistant Vice President
Glenda Thomas, Assistant Vice President
Brad Durrer, Assistant Vice President
Rosalie Petro, Corporate Secretary

Administrative Officers
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
Vicki Reade, Branch Manager, Albany
Kristen Mattingly, Manager, Marketing
Sharon Ferguson, Manager, Deposit Products
Brad Zimmerman, Manager, Information Systems
Cathy Coolman, Branch Manager, Gas City
Barbara Peterson, Manager, Loan Operations
Dorothy Douglass, Manager, Human Resources
Elisabeth Winters, Branch Manager, Wal-Mart, Marion
JoEllen Frazier, Branch Manager, Marion Third Street
Stephanie Salyer, Branch Manager, Warsaw Market Street
Marlene Hoffer, Branch Manager, Warsaw East Center Street
Sonya Sochor, Branch Manager, West Jackson Street
Christopher Cook, Assistant Treasurer
Angel Workman, Branch Manager, Broadway
Lesley Neal, Internal & Compliance Auditor
Jolene Morrow, Branch Manager, North Webster
Robin Timbrook, Manager, Electronic Banking

Next Page

MUTUALFIRST FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be held at 3:00 p.m. local time, on April 30, 2003, at the Company's main office, located at 110 E. Charles Street, Muncie, Indiana.

Transfer Agent:
Continental Stock Transfer & Trust Company 17 Battery Place New York, New York 10004 (212) 509-4000

General Counsel:	Special Counsel:
Beasley & Gilkison, LLP 110 E. Charles St. Muncie, IN 47305	Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Av. N.W. Washington, D.C. 20007

Independent Auditor:
BKD, LLP 201 N. Illinois, Suite 700 Indianapolis, IN 46204

Shareholder and General Inquiries:
R. Donn Roberts President & Chief Executive Officer MutualFirst Financial, Inc. 110 E. Charles Street Muncie, IN 47305	Timothy J. McArdle Senior Vice President and Treasurer

ANNUAL AND OTHER REPORTS

Copies of the Company's Annual Report or Form 10-K filed with the Securities and Exchange Commission, may be obtained without cost, by writing or calling: MutualFirst Financial, Inc. Investor Relations, Attn: R. Donn Roberts, President and Chief Executive Officer, 110 E. Charles Street, Muncie, Indiana 47305.

The common stock for MutualFirst Financial, Inc. is traded under the symbol "MFSF" on the NASDAQ National Market. The table below shows the high and low closing prices for our common stock for the periods indicated. This information was provided by the NASDAQ. At March 6, 2003, there were 5,308,852 shares of common stock issued and outstanding and approximately 1,477 shareholders of record.

	Stock Price		Dividends per Share
Quarter Ending:	High	Low
First Quarter (ended 03/31/01)	$15.125	$13.875	$.08
Second Quarter (ended 06/30/01)	$14.65	$13.938	$.08
Third Quarter (ended 09/30/01)	$15.39	$14.34	$.08
Fourth Quarter (ended 12/31/01)	$15.20	$14.50	$.08

	Stock Price		Dividends per Share
Quarter Ending:	High	Low
First Quarter (ended 03/31/02)	$18.300	$14.900	$.09
Second Quarter (ended 06/30/02)	$19.800	$18.050	$.09
Third Quarter (ended 09/30/02)	$20.590	$17.900	$.09
Fourth Quarter (ended 12/31/02)	$19.770	$18.730	$.10

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

Next Page

MutualFirst
Financial Inc.
110 E. Charles Street
Muncie, IN 47305

End.