Form 10-K, Exhibit 13
period 2003-12-31
MUTUALFIRST FINANCIAL INC
filed 2004-03-15
CIK 1094810

SHAREHOLDER INFORMATION
ANNUAL MEETING

The annual meeting of shareholders will be held at 3:00 p.m. local time, on April 28, 2004, at the Company's main office located at 110 E. Charles Street, Muncie, Indiana.

Transfer Agent:
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004

General Counsel:	Special Counsel:
Beasley & Gilkison, LLP	Silver, Freedman & Taff, L.L.P.
110 E. Charles Street	1700 Wisconsin Av. N.W.
Muncie, IN 47305	Washington, D.C. 20007

Independent Auditor:
BKD, LLP
201 N. Illinois, Suite 700
Indianapolis, IN 46204

Shareholder and General Inquiries:
David W. Heeter	Timothy J. McArdle
President and Chief Executive Officer	Senior Vice President, Treasurer and
MutualFirst Financial, Inc.	Chief Financial Officer
110 E. Charles Street
Muncie, IN 47305

ANNUAL AND OTHER REPORTS

Additional copies of the Company's Annual Report or Form 10-K filed with the Securities and Exchange Commission, are available at www.mfsbank.com.

The common stock for MutualFirst Financial, Inc. is traded under the symbol "MFSF"; on the NASDAQ National Market. The table below shows the high and low closing prices for our common stock for the periods indicated. This information was provided by the NASDAQ. At March 4, 2004, there were 5,225,200 shares of common stock issued and outstanding and approximately 1,412 shareholders of record.

	Stock Price		Dividends per Share
Quarter Ending:	High	Low
First Quarter (ended 03/31/02)	$18.300	$14.900	$ .09
Second Quarter (ended 06/30/02)	$19.800	$18.050	$ .09
Third Quarter (ended 09/30/02)	$20.590	$17.900	$ .09
Fourth Quarter (ended 12/31/02)	$19.770	$18.730	$ .10

	Stock Price		Dividends per Share
Quarter Ending:	High	Low
First Quarter (ended 03/31/03)	$21.849	$19.860	$ .10
Second Quarter (ended 06/30/03)	$23.870	$21.390	$ .10
Third Quarter (ended 09/30/03)	$26.730	$23.400	$ .11
Fourth Quarter (ended 12/31/03)	$29.200	$25.050	$ .11

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

	At or For the Year Ended December 31,

	2003	2002	2001	2000	1999
	(In Thousands)
Selected Financial Condition Data

Total Assets	$823,791	$775,798	$769,328	$770,370	$544,523

Cash and cash equivalents	23,068	23,620	30,558	21,046	19,983

Loans, net	703,981	641,113	636,635	639,362	442,787

Investment Securities:
Available-for -sale, at fair value	33,472	42,362	31,580	35,142	29,599
Held-to-maturity	0	0	0	10,539	12,449

Total deposits	579,362	550,364	538,878	514,710	364,604

Total borrowings	137,103	118,287	110,743	116,182	74,898

Total stockholders' equity	97,520	96,717	109,744	129,941	96,712

Selected Operations Data

Total interest income	$46,442	$50,440	$54,940	$41,180	$34,811
Total interest expense	19,099	23,119	29,081	21,645	19,242

Net interest income	27,343	27,321	25,859	19,535	15,569
Provision for loan losses	1,450	1,713	1,282	685	760

Net interest income after provision
for loan losses	25,893	25,608	24,577	18,850	14,809

Service fee income	2,927	2,785	2,626	2,070	1,728
Gain on sale of loans and
investment securities	1,364	1,365	1,350	144	32
Other non-interest income	1,684	1,798	2,126	1,402	1,091

Total non-interest income	5,975	5,948	6,102	3,616	2,851

Salaries and employee benefits	13,097	12,454	12,288	7,496	7,236
Charitable contributions	0	0	3	4	4,570
Other expenses	7,369	7,246	7,229	5,625	4,870

Total non-interest expense	20,466	19,700	19,520	13,125	16,676

Income before taxes	11,402	11,856	11,159	9,341	984

Income tax expense	3,340	3,376	3,079	3,106	138

Net income	$8,062	$8,480	$8,080	$6,235	$846

NEXT PAGE

	At or For the Year Ended December 31,

	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Financial Data:
Performance Ratios:
Return on average assets (ratio of net
income to average total assets)	1.01%	1.09%	1.05%	1.09%	0.17%
Return on average equity (ratio of net
income to average equity)	8.43	8.36	6.80	6.15	1.83
Interest rate spread information:
Average during the period	3.56	3.59	3.22	3.09	3.24

Net interest margin(1)	3.73	3.84	3.67	3.71	3.41

Ratio of operating expense to average
total asstes	2.56	2.53	2.54	2.30	3.35

Ratio of average interest-earning
assets to average interest-bearing
liabilities	106.53	107.71	110.85	115.17	104.05
Efficiency ratio(2)	61.43	59.21	61.08	56.69	90.53

Asset Quality Ratios:(4)
Non-performing assets to total assets	0.57	0.89	1.05	0.56	0.30
Non-performing loans to total loans	0.46	0.79	1.03	0.53	0.17
Allowance for loan losses to non-performing loans	208.26	123.35	82.4	189.13	467.61
Allowance for loan losses to loans
receivable,net	0.95	0.97	0.86	1.01	0.82

Capital Ratios:
Equity to total assets(4)	11.87	12.47	14.25	16.87	17.76
Average equity to average assets	11.97	13.04	15.44	17.81	9.29

Share and Per Share Data:
Average common shares outstanding
Basic	4,904,007	5,483,929	6,949,879	5,558,377
Diluted	5,084,514	5,597,307	6,964,305	5,558,377
Per share:
Basic earnings	$1.64	$1.55	$1.16	$1.12
Diluted earnings	$1.59	$1.51	$1.16	$1.12
Dividends	0.42	0.37	0.32	0.28

Dividend payout ratio(3)	26.42%	24.50%	27.59%	25.00%

Other Data:
Number of full-service offices	17	17	17	17	13

(1)	Net interest income divided by average interest earning assets.

(2)	Total non-interest expense divided by net interest income plus total non-interest income

(3)	Dividends per share divided by diluted earnings per share

(4)	At end of period

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

MutualFirst Financial, Inc., a Maryland corporation, is a savings and loan holding company, which has as its wholly-owned subsidiary, Mutual Federal Savings Bank, Muncie, Indiana.  MFS Financial, Inc. was formed in September 1999 to become the holding company of Mutual Federal in connection with Mutual Federal's conversion from the mutual to stock form of organization on December 29, 1999.  In April 2000, MFS Financial, Inc. formally changed its corporate name to MutualFirst Financial, Inc. (“MutualFirst”).  The words “we,” “our” and “us” refer to MutualFirst and Mutual Federal on a consolidated basis, except that references to us prior to December 29, 1999 refer only to Mutual Federal.

Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one-to-four family residences, a variety of consumer loans, loans secured by commercial and multi-family real estate and commercial business loans. We are headquartered in Muncie, Indiana with 17 retail offices primarily serving Delaware, Randolph, Kosciusko, and Grant counties in Indiana.  We also originate mortgage loans in contiguous counties, and we originate indirect consumer loans throughout Indiana.

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

Forward-Looking Statements

The discussion contains various forward-looking statements, which are based on assumptions and describe our future plans and strategies and our expectations.  These forward-looking statements are generally identified by words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar words.  Our ability to predict results or the actual effect of future plans or strategies is uncertain.  Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses, competition, demand for financial services in our market areas

NEXT PAGE

and accounting principles and guidelines.  These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.  We do not undertake, and specifically disclaim any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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

Financial highlights of our strategy include:

•

Continuing as a Diversified Lender.  We have been successful in diversifying our loan portfolio to reduce our reliance on any one type of loan.  From 1995 through 2000 approximately 36% of our loan portfolio consisted of loans other than one-to four- family real estate loans.  Since that time to the end of 2003, that percentage has increased to 45.1%

•

Continuing as a Leading One-to Four- Family Lender.  We are one of the largest originators of one-to four-family residential loans in our four-county market area.  During 2003, we originated $224.0 million of one- to four- family residential loans.

•

Continuing To Focus On Asset Quality.  Non-performing assets to total assets was .57% at December 31, 2003, an improvement from .89% at December 31, 2002.  We are confident that our underwriting standards will continue to provide for a quality loan portfolio.

•

Continuing Our Strong Capital Position.  As a result of our consistent profitability, we have historically maintained a strong capital position.  At December 31, 2003, our ratio of stockholders' equity to total assets was 11.8%.

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

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have sought to:

•

Originate and purchase adjustable rate mortgage loans and commercial business loans,

•

Originate shorter-term consumer loans,

•

Manage our deposits to establish stable deposit relationships,

•

Acquire longer-term borrowings at fixed rates, when appropriate, to offset the negative impact of longer-term fixed rate loans in our loan portfolio, and

•

Limit the percentage of long-term fixed-rate loans in our portfolio.

Depending on the level of general interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, the Asset and Liability Management Committee may increase our interest rate risk position somewhat in order to maintain our net interest margin.  We intend to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans.  In addition, in an effort to avoid an increase in the percentage of

NEXT PAGE

long-term fixed-rate loans in our portfolio, in 2003, we sold $52.0 million of fixed-rate, one-to four- family, twenty to thirty year mortgage loans in the secondary market.

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

 Mutual Federal employs a financial model that provides the following tables.  The tables present the change in our net portfolio value at December 31, 2003 and 2002 that would occur upon an immediate and sustained change in market interest rates of 100 to 300 basis points as required by the Office of Thrift Supervision, and do not give any effect to actions that management might take to counteract that change.  The changes in net portfolio value under all rate changes shown were within board of director-approved guidelines.

December 31, 2003

Net Portfolio Value

Changes				NPV as % of PV of Assets
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
+300 bp	61,428	-30,407	-33%	8.05%	-305 bp
+200 bp	73,401	-18,434	-20%	9.36%	-174 bp
+100 bp	83,591	-8,244	-9%	10.37%	-73 bp
0 bp	91,835			11.10%
-100 bp	90,618	1,217	-1%	10.76%	-34 bp
-200 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)
-300 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)

December 31, 2002

Net Portfolio Value

Changes				NPV as % of PV of Assets
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
+300 bp	71,596	-24,279	-25%	9.77%	-238 bp
+200 bp	81,139	-14,736	-15%	10.79%	-135 bp
+100 bp	89,884	-5,991	-6%	11.66%	-49 bp
0 bp	95,875			12.15%
-100 bp	93,628	-2,247	-2%	11.68%	-47 bp
-200 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)
-300 bp	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)

(1)	Not meaningful because some market rates would compute to a rate less than zero.

 Certain assumptions are input to the financial model in assessing the interest rate risk of savings associations.  These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market value of certain assets under differing interest rate scenarios, among others.

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

Financial Condition at December 31, 2003 Compared to December 31, 2002

General.  Our total assets increased $48.0 million during 2003, ending the year at $823.8 million compared to $775.8 million at December 31, 2002, primarily due to increases in loans.  Liabilities increased $47.2 million due to increased deposits and borrowings.  Stockholders' equity increased slightly to $97.5 million as net income of $8.1 million was partially offset by stock repurchases and dividends.

Loans.  Our net loan portfolio increased $62.9 million from $641.1 million at December 31, 2002, to $704.0 million at December 31, 2003.  Consumer loans increased $17.9 million or

NEXT PAGE

10.3% from $172.8 million at December 31, 2002 to $190.7 million at December 31, 2003.  Most of the consumer loan growth came from auto loans, which increased $7.5 million or 22.7% from $33.0 million to $40.5 million and recreational vehicles loans, which increased $5.5 million or 11.5% from $52.7 million to $58.2 million.  Commercial business loans increased $9.7 million or 28.0% from $34.7 million to $44.4 million at December 31, 2003. It has been our strategy to increase non-real estate mortgage loans as a percentage of our loan portfolio in order to mitigate interest rate risk and enhance the portfolio yield. Accordingly, we sold $52.0 million of our fixed rate one- to four- family mortgage loans in 2003. As a result, real estate mortgage loans increased $36.1 million or 8.1% (a lesser percentage than the aforementioned non-real estate mortgage loans) from $443.9 million to $480.0 million at December 31, 2003 and mortgage loans held for sale decreased $5.9 million.

Allowance For Loan Loss.  The allowance for loan loss increased to $6.8 million at December 31, 2003 from $6.3 million at December 31, 2002, an increase of $493,000 or 7.8%.  Net charge offs were $957,000 during 2003, as compared to net charge offs of $876,000 for 2002.  This, along with a $1.5 million loan loss provision during 2003, resulted in the allowance for loan losses as a percentage of total loans decreasing to .95% at December 31, 2003 compared to .97% at December 31, 2002.  The allowance for loan losses as a percentage of non-performing loans was 208.26% and 123.35% at December 31, 2003 and December 31, 2002, respectively.  Non-performing loans were $3.3 million or .46% of total loans at December 31, 2003 compared to $5.1 million or .79% at December 31, 2002.  The increase in the allowance for loan losses was due to continued poor economic conditions in some of our markets, the increase in the portfolio risk due to the increased percentage of consumer and commercial loans in the portfolio and the increases in loan balances.

Securities.  Investment securities amounted to $33.5 million at December 31, 2003 compared to $42.4 million at December 31, 2002, a 21.0% decrease.  This decrease was primarily due to the use of funds from maturing securities to help fund loan growth.

Liabilities.  Our total liabilities increased $47.2 million or 6.9% to $726.3 million at December 31, 2003 from $679.1 million at December 31, 2002.  This increase was due primarily to an increase in deposits of $29.0 million, and an increase in borrowed funds of $18.8 million to provide funding for stock repurchases and to fund loan growth.

Stockholders' Equity.  Stockholders' equity increased $803,000 from $96.7 million at December 31, 2002 to $97.5 million at December 31, 2003.  The increase was due primarily to net income of $8.1 million, Employee Stock Ownership Plan (ESOP) shares earned of $752,000 and RRP shares earned of $450,000.  These increases were partially offset by the repurchase of 326,378 shares of MutualFirst common stock at a cost of $7.2 million and dividend payments of $2.0 million.  Also, unrealized gain on securities available for sale decreased $231,000 from $464,000 at December 31, 2002 to $234,000 at December 31, 2003.

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

	Year ended December 31,
	2003			2002			2001

	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate

	(Dollars in thousands)
Interest-Earning Assets:
Interest -bearing deposits	$7,478	$71	0.95%	$11,215	$175	1.56%	$6,210	$189	3.04%
Mortgage-backed securities				11,451	677	5.91	11,124	759	6.82
Investment securities:	13,969	423	3.03
Available-for-sale (1)				19,525	916	4.69	18,413	1,184	6.43
Held-to-maturity	19,167	707	3.69	0	0		5,155	270	5.24
Loans (2) (5)	684,462	44,881	6.56	662,212	48,247	7.29	656,579	52,018	7.92
Stock in FHLB of Indianapolis	7,112	360	5.06	6,993	424	6.06	6,993	520	7.44

Total interest-earning assets	732,188	46,442	6.34	711,396	50,439	7.09	704,474	54,940	7.80

Non-interest earning assets, net of allowance
for loan losses and unrealized gain/loss	66,408			65,818			65,438

Total assets	$798,596			$777,214			$769,912

Interest-Bearing Liabilities:
Demand and NOW accounts	$87,167	189	0.22	$81,774	429	0.52	$74,545	729	0.98
Savings deposits	58,804	282	0.48	54,515	592	1.09	49,468	921	1.86
Money market accounts	47,746	488	1.02	47,301	740	1.56	43,042	1,270	2.95
Certificate accounts	374,085	12,712	3.40	366,522	15,634	4.27	366,375	20,394	5.57

Total deposits	567,802	13,671	2.41	550,112	17,395	3.16	533,430	23,314	4.37
Borrowings	119,492	5,428	4.54	110,334	5,724	5.19	102,087	5,767	5.65

Total interest-bearing accounts	687,294	19,099	2.78	660,446	23,119	3.50	635,517	29,081	4.58

Other liabilities	15,702			15,385			15,544

Total liabilities	702,996			675,831			651,061
Stockholders' equity	95,600			101,383			118,851

Total liabilities and stockholders' equity	$798,596			$777,214			$769,912

Net earning assets	$44,894			$50,950			$68,957

Net interest income		$27,343			$27,320			$25,859

Net interest rate spread (3)			3.56%			3.59%			3.22%

Net yield on average interest-earning assets (4)			3.73%			3.84%			3.67%

Average interest-earning assets to
average interest-bearing liabilities	106.53%			107.71%			110.85%

_______________

(1)	Average balances were calculated using amortized cost, which excludes FASB 115 valuation allowances.

(2)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

(3)	Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4)	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

(5)	The balances include nonaccrual loans.

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

	Year Ended December 31,
	2003 vs. 2002			2002 vs. 2001

	Increase (decrease) Due to		Total Increase (decrease)	Increase (decrease) Due to		Total Increase (decrease)

	Volume	Rate		Volume	Rate

	(Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits	($ 48)	($ 56)	($ 104)	$106	($ 120)	($ 14)
Trading account securities	0	0	0	0	0	0
Investment securities:
Available-for-sale	105	(568)	(463)	91	(440)	(349)
Held-to-maturity	0	0	0	(270)	0	(270)
Loans receivable	1,580	(4,946)	(3,366)	443	(4,215)	(3,772)
Stock in FHLB of Indianapolis	7	(71)	(64)	0	(96)	(96)

Total interest-earning assets	$1,644	($5,641)	(3,997)	$370	($4,871)	(4,501)

Interest-bearing liabilities:
Savings deposits	$43	($ 353)	(310)	$86	($ 415)	(329)
Money market accounts	7	(259)	(252)	115	(645)	(530)
Demand and NOW accounts	27	(267)	(240)	65	(365)	(300)
Certificate accounts	317	(3,239)	(2,922)	8	(4,769)	(4,761)
Borrowings	451	(747)	(296)	447	(490)	(43)

Total interest-bearing liabilities	$845	($4,865)	(4,020)	$721	($6,684)	(5,963)

Change in net interest income			$23			$1,462

Comparison of Results of Operations for Years Ended December 31, 2003 and 2002.

General.  Net income for the year ended December 31, 2003 decreased $418,000 or 4.9% to $8.1 million compared to $8.5 million for the year ended December 31, 2002. Although net income decreased, diluted earnings per share increased 5.3% from $1.51 in 2002 to $1.59 in 2003 due to share repurchases in the open market.

Net Interest Income.  Interest income decreased $4.0 million, or 7.9% to $46.4 million for the year ended December 31, 2003 from $50.4 million for the year ended December 31, 2002.  Interest expense decreased $4.0 million, or 17.4% from $23.1 million for the year ended December 31, 2002 to $19.1 million for the year ended December 31, 2003.  As a result, net interest income for the year ended December 31, 2003 was flat at $27.3 million when compared to the previous year.  The average interest rate spread decreased slightly from 3.59% for the year ended December 31, 2002 to 3.56% for the year ended December 31, 2003.

Interest Income.  The decrease in interest income during the year ended December 31, 2003 was due to a reduction in the average yield on our earning assets from 7.09% in 2002 to 6.34% in 2003 as a result of lower market interest rates.  This decrease was partially offset by a $21.4 million increase in average earning assets from $711.4 million during 2002 to $732.2

NEXT PAGE

million during 2003.  The majority of this increase was in average loans receivable, which increased $22.3 million from $662.2 in 2002 to $684.5 million in 2003.  The average yield on these loans decreased 63 basis points from 7.29% in 2002 to 6.56% in 2003.

Interest Expense.  The decrease in interest expense was due to a 72 basis point reduction in the cost of our average interest bearing liabilities from 3.50% in 2002 to 2.78% in 2003 as a result of lower market interest rates.  This decrease was partially offset by a $26.8 million increase in average interest bearing liabilities from $660.5 million in 2002 to $687.3 million in 2003.  The majority of this increase was in average deposits, which increased $17.7 million from $550.1 million in 2002 to $567.8 million in 2003.  The average cost on these deposits decreased 75 basis points from 3.16% in 2002 to 2.41% in 2003.

Provision for Loan Losses.  For the year ended December 31, 2003, the provision for loan losses amounted to $1.5 million compared to $1.7 million in 2002.  In each period, the provision for loan losses was based on an analysis of individual loans, prior and current year loss experience, overall growth in the portfolio, the change in the portfolio mix and current economic conditions in our markets.  While we continue to experience poor economic conditions in some of our markets and continue to change our portfolio mix to more non-mortgage related loans, the  overriding reasons for the decrease in the provision for loan losses in 2003 compared to 2002 were a reduction in non-performing loans and larger than anticipated recoveries of previously written off loans.

Other Income.  Other income for the year ended December 31, 2003 increased $27,000 from $5.9 million for the year ended December 31, 2002 to $6.0 million for the year ended December 31, 2003.  This increase was due primarily to a decrease in our equity in losses on limited partnerships, which own various low-income housing projects that provide federal income tax credits to its equity owners.  Our share of the losses was $323,000 for the year ended December 31, 2003 compared to $517,000 the previous year.  Another factor affecting the change in other income was a $193,000 increase in service fee income.  Also, cash surrender values of life insurance improved $135,000 in 2003 compared to 2002. These changes were partially offset by a decrease in net servicing fees of $448,000 (including a $320,000 third quarter valuation reserve for mortgage servicing rights).

Other Expense.  Total operating expenses increased $766,000 or 3.9% from $19.7 million for the year ended December 31, 2002 to $20.5 million for 2003.  Salaries and employee benefits were $13.1 million for the year ended December 31, 2003 compared to $12.5 million for the 2002 period, an increase of $643,000 or 5.2%.  The changes in salaries and benefits included a $397,000 increase in health insurance premium costs, increased ESOP expense due to the increase in the market value of our stock, staffing increases in the lending area due to increased activity, and annual pay increases. Also adding to operating expenses for 2003 was a more aggressive marketing effort to promote loans and short term core deposits. The cost of this successful campaign increased advertising and promotion expense $185,000 in 2003 compared to 2002.

Income Tax Expense.  Income tax expense for the year ended December 31, 2003 was $3.3 million compared to $3.4 million for the year ended December 31, 2002.  The decrease was

NEXT PAGE

due primarily to decreased taxable income partially offset by reduced tax credits on low income housing projects which expired in 2003. The effective tax rate increased from 28.5% to 29.3% when comparing 2002 and 2003, respectively.

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

Interest Income.  The decrease in interest income during the year ended December 31, 2002 was due to a reduction in the average yield on our earning assets from 7.80% in 2001 to 7.09% in 2002 as a result of lower market interest rates.  This decrease was partially offset by a $6.9 million increase in average earning assets from $704.5 million during 2001 to $711.4 million during 2002.  The majority of this increase was in average loans receivable, which increased $5.6 million from $656.6 in 2001 to $662.2 million in 2002.  The average yield on these loans decreased 63 basis points from 7.92% in 2001 to 7.29% in 2002.

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

NEXT PAGE

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

Liquidity and Commitments

Mutual Federal is required to maintain adequate levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations to ensure the institution's safe and sound operations.  Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans.  Historically, we have maintained liquid assets at levels above the minimum requirements imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows.  Cash flow projections are regularly reviewed and updated to ensure that adequate liquidity is maintained.  At December 31, 2003, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits and current borrowings, was 7.93%.

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

NEXT PAGE

advances to leverage our capital base and provide funds for our lending and investment activities, and to enhance out interest rate risk management.

Liquidity management is both a daily and long-term function of business management.  Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities.  We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities.  At December 31, 2003, the total approved loan origination commitments outstanding amounted to $24.7 million.  At the same date, the unadvanced portion of construction loans was $7.5 million.  At December 31, 2003, unused lines of credit totaled $39.6 million and outstanding letters of credit totaled $7.2 million.  As of December 31, 2003, certificates of deposit scheduled to mature in one year or less totaled $224.6 million, and investment and mortgage-backed securities scheduled to mature in one year or less totaled $12.2 million.  Based on historical experience, management believes that a significant portion of maturing deposits will remain with us.  We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments. The following table presents our contractual obligations (excluding deposit products).

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations

FHLB Advances	$134,592	$48,665	$48,294	$16,769	$20,864
Notes Payable	2,511	360	707	797	647

Total	$137,103	$49,025	$49,001	$17,566	$21,511

The Company's purchase obligations have no material impact on its cash flow or liquidity and, accordingly, have not been included in the above table.

Capital

Consistent with our goals to operate a sound and profitable financial organization, Mutual Federal actively strives to remain a “well capitalized” institution in accordance with regulatory standards.  Total stockholders' equity of MutualFirst Financial, Inc. was $97.5 million at December 31, 2003, or 11.8% of total assets on that date.  As of December 31, 2003, Mutual Federal exceeded all capital requirements of the Office of Thrift Supervision, with regulatory capital ratios as follows:  core capital, 11.32%; Tier I risk-based capital, 15.83%; and total risk-based capital, 16.97%.  The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of New Accounting Standards

NEXT PAGE

             In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  This statement clarifies reporting of contracts as either derivatives or hybrid instruments.  MutualFirst Financial, Inc. has determined that all derivatives or hybrid instruments covered under this statement have been properly reported under SFAS No. 149.

             In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”),  Consolidation of Variable Interest Entities.  FIN 46 provides guidance with respect to variable interest entities and when the assets, liabilities, non-controlling interest, and results of operations of a variable interest entity need to be included in a company's consolidated financial  statements.  A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest.  Those characteristics are the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur.

             FIN No. 46 was effective immediately for new entities that were created or acquired after January 31, 2003.  The effective date for entities in which MutualFirst Financial had a variable interest prior to February 1, 2003 was originally July 1, 2003 but the FASB delayed the effective date for these entities to December 15, 2003.

             In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure, which provides guidance for transition from the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board (“APB”) Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects.  MutualFirst Financial applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan.  Accordingly, no compensation costs have been recognized, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.  Had compensation cost for MutualFirst Financial's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123,  net income and net income per share would have been adjusted to the proforma amounts indicated in Note 3.

             In November 2002, FASB Interpretation No. 45 (“FIN 45”), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued.  FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued.  It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The most significant FIN 45 instruments of the MutualFirst Financial are standby letters of credit.  MutualFirst Financial has determined that its standby letters of credit obligations under FIN 45 are not material for disclosure.

Critical Accounting Policies

NEXT PAGE

The notes to the consolidated financial statements contain a summary of Mutualfirst's significant accounting policies presented on pages -- to -- of the Annual Report to Shareholders for the year ended December 31, 2003.  Certain of these policies are important to the portrayal of MutualFirst's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.  Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of foreclosed assets, mortgage servicing rights and real estate held for development and the valuation of intangible assets.

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

Mortgage Servicing Rights

             Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet.  The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio.  Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests.  The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance.  Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans.

NEXT PAGE

The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value.  For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates.  Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

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

Selected Quarterly Financial Information

Quarter Ended	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Basic Earnings per Common Share	Diluted Earnings per Common Share

	(In thousands)
2003
March	$11,791	$4,964	$6,827	$375	$2,068	$0.42	$0.40
June	11,737	4,828	6,909	375	2,390	0.49	0.47
September	11,532	4,696	6,836	325	1,983	0.41	0.39
December	11,382	4,611	6,771	375	1,621	0.33	0.32

Total	$46,442	$19,099	$27,343	$1,450	$8,062	1.64	1.59

2002
March	$12,755	$6,125	$6,630	$587	$1,884	$0.32	$0.32
June	12,716	5,888	6,828	375	2,013	0.35	0.34
September	12,550	5,709	6,841	375	2,326	0.44	0.43
December	12,418	5,396	7,022	375	2,257	0.44	0.43

Total	$50,439	$23,118	$27,321	$1,712	$8,480	1.55	1.51

NEXT PAGE

MutualFirst Financial, Inc.

Accountants' Report and Consolidated Financial Statements

December 31, 2003, 2002 and 2001

NEXT PAGE

Independent Accountants' Report

Board of Directors
MutualFirst Financial, Inc.
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of MutualFirst Financial, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MutualFirst Financial, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP
Indianapolis, Indiana
February 6, 2004

NEXT PAGE

MutualFirst Financial, Inc.
Consolidated Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks	$ 21,073,754	$ 17,986,004
Interest-bearing demand deposits	1,994,032	5,633,953
Cash and cash equivalents	23,067,786	23,619,957
Investment securities available for sale	33,471,986	42,362,138
Loans held for sale	1,975,277	7,850,711
Loans, net of allowance for loan losses of $6,779,218 and $6,285,959	703,980,796	641,112,981
Premises and equipment	10,070,804	9,186,501
Federal Home Loan Bank stock	7,264,200	6,993,400
Investment in limited partnerships	5,087,752	5,616,485
Deferred income tax benefit	3,846,184	4,118,344
Cash value of life insurance	26,140,357	25,439,308
Other assets	8,885,696	9,497,834
Total assets	$823,790,838	$775,797,659

Liabilities and Stockholders' Equity
Liabilities
Deposits
Noninterest-bearing	$ 32,137,746	$ 28,908,935
Interest-bearing	547,224,644	521,455,008
Total deposits	579,362,390	550,363,943
Federal Home Loan Bank advances	134,592,151	115,403,203
Notes payable	2,510,568	2,883,631
Other liabilities	9,805,597	10,429,756
Total liabilities	726,270,706	679,080,533

Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par value
Authorized and unissued - 5,000,000 shares
Common stock, $.01 par value
Authorized - 20,000,000 shares
Issued and outstanding - 5,293,155 and 5,523,052 shares	52,932	55,231
Additional paid-in capital	38,052,080	38,782,755
Retained earnings	63,409,374	61,779,695
Accumulated other comprehensive income	233,738	464,452
Unearned benefit plan shares	(4,227,992)	(4,365,007)
Total stockholders' equity	97,520,132	96,717,126

Total liabilities and stockholders' equity	$823,790,838	$775,797,659

See Notes to Consolidated Financial Statements

NEXT PAGE

MutualFirst Financial, Inc.
Consolidated Statements of Income
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest and Dividend Income
Loans receivable	$44,880,960	$48,246,747	$52,018,175
Investment securities	1,130,134	1,593,708	2,212,568
Federal Home Loan Bank stock	360,153	423,963	519,859
Deposits with financial institutions	70,820	175,042	189,272
Total interest and dividend income	46,442,067	50,439,460	54,939,874

Interest Expense
Deposits	13,671,004	17,394,703	23,314,477
Federal Home Loan Bank advances	5,365,496	5,652,344	5,719,922
Other interest expense	62,424	71,528	46,980
Total interest expense	19,098,924	23,118,575	29,081,379

Net Interest Income	27,343,143	27,320,885	25,858,495
Provision for loan losses	1,450,000	1,712,483	1,281,648
Net Interest Income After Provision for Loan Losses	25,893,143	25,608,402	24,576,847

Other Income
Service fee income	2,926,705	2,784,744	2,625,649
Net realized gains (losses) on sales of available-for-sale securities	6,979	(2,763)	46,241
Commissions	745,427	790,086	750,524
Equity in losses of limited partnerships	(323,450)	(516,509)	(249,300)
Net gains on sales of loans	1,356,593	1,368,033	1,304,077
Net servicing fees (expense)	(382,620)	65,470	84,268
Increase in cash value of life insurance	1,343,542	1,208,217	1,176,000
Other income	301,843	250,658	364,332
Total other income	5,975,019	5,947,936	6,101,791

Other Expenses
Salaries and employee benefits	13,097,034	12,453,962	12,288,117
Net occupancy expenses	1,170,121	1,104,617	973,568
Equipment expenses	1,024,196	891,202	906,636
Data processing fees	606,531	760,475	780,360
Advertising and promotion	639,859	455,143	516,487
Automated teller machine expense	492,176	492,766	524,886
Other expenses	3,436,318	3,542,143	3,529,753
Total other expenses	20,466,235	19,700,308	19,519,807

Income Before Income Tax	11,401,927	11,856,030	11,158,831
Income tax expense	3,340,415	3,376,500	3,078,700

Net Income	$ 8,061,512	$ 8,479,530	$ 8,080,131

Earnings Per Share
Basic	$ 1.64	$ 1.55	$ 1.16
Diluted	1.59	1.51	1.16

NEXT PAGE

See Notes to Consolidated Financial Statements

MutualFirstFinancial, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001

				Accumulated	Unearned
				Other	Benefit
	Common	Paid-in	Retained	Comprehensive	Plan
	Stock	Capital	Earnings	Income	Shares	Total
Balances, January 1, 2001	$83,794	$84,553,285	$49,380,571	$55,528	$(4,131,786)	$129,941,392
Comprehensive income
Net income			8,080,131			8,080,131
Other comprehensive income, net of tax - unrealized gains on securities				300,481		300,481
Comprehensive income						8,380,612
Cash dividends ($.32 per share)			(2,265,008)			(2,265,008)
Exercise of stock options	114	53,836				53,950
Stock repurchased	(19,060)	(28,205,313)				(28,224,373)
RRP shares granted	2,090	3,028,410			(3,030,500)
RRP shares earned					1,394,099	1,394,099
ESOP shares earned		145,666			317,840	463,506

Balances, December 31, 2001	66,938	59,575,884	55,195,694	356,009	(5,450,347)	109,744,178
Comprehensive income
Net income			8,479,530			8,479,530
Other comprehensive income, net of tax - unrealized gains on securities				108,443		108,443
Comprehensive income						8,587,973
Cash dividends ($.37 per share)			(1,895,529)			(1,895,529)
Exercise of stock options	33	39,767				39,800
Stock repurchased	(11,740)	(21,172,202)				(21,183,942)
RRP shares earned					767,500	767,500
Tax benefit on RRP shares		72,120				72,120
ESOP shares earned		267,186			317,840	585,026

Balances, December 31, 2002	55,231	38,782,755	61,779,695	464,452	(4,365,007)	96,717,126
Comprehensive income
Net income			8,061,512			8,061,512
Other comprehensive income, net of tax - unrealized losses on securities				(230,714)		(230,714)
Comprehensive income						7,830,798
Cash dividends ($.42 per share)			(2,021,410)			(2,021,410)
Exercise of stock options	719	973,638				974,357
Stock repurchased	(3,264)	(2,768,683)	(4,410,423)			(7,182,370)
RRP shares granted	246	630,579			(630,825)
RRP shares earned					450,000	450,000
ESOP shares earned		433,791			317,840	751,631

Balances, December 31, 2003	$52,932	$38,052,080	$63,409,374	$233,738	$(4,227,992)	$97,520,132

See Notes to Consolidated Financial Statements

NEXT PAGE

MutualFirst Financial, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating Activities
Net income	$8,061,512	$8,479,530	$8,080,131
Items not requiring (providing) cash
Provision for loan losses	1,450,000	1,712,483	1,281,648
ESOP shares earned	751,631	585,026	463,506
RRP shares earned	450,000	767,500	1,394,099
Depreciation and amortization	2,476,012	2,790,952	3,336,680
Deferred income tax	417,241	363,338	650,457
Loans originated for sale	(45,647,544)	(55,029,628)	(66,040,391)
Proceeds from sales of loans held for sale	52,364,678	63,481,603	59,698,638
Gains on sales of loans held for sale	(1,356,593)	(1,368,033)	(1,304,077)
Change in
Interest receivable	7,153	495,559	616,615
Other assets	243,754	(175,615)	534,165
Interest payable	164,490	(343,963)	(12,512)
Other liabilities	(902,369)	940,074	426,810
Cash value of life insurance	(701,049)	(1,208,217)	(1,176,000)
Other adjustments	1,265,262	642,353	1,325,092
Net cash provided by operating activities	19,044,178	22,132,962	9,274,861

Investing Activities
Purchases of securities available for sale	(15,603,309)	(30,441,236)	(11,517,408)
Proceeds from maturities and paydowns of securities available for sale	11,451,638	14,800,015	7,331,030
Proceeds from sales of securities available for sale	12,172,309	5,000,000	10,261,210
Proceeds from maturities and paydowns of securities held to maturity	---	---	7,110,618
Proceeds from sales of securities held to maturity	---	---	1,499,928
Net change in loans	(67,000,877)	(13,717,276)	(1,992,175)
Purchases of premises and equipment	(1,894,557)	(1,394,578)	(802,172)
Proceeds from real estate owned sales	1,733,353	1,081,651	184,606
Other investing activities	(21,979)	(129,524)	(11,988)
Net cash provided by (used in) investing activities	(59,163,422)	(24,800,948)	12,063,649

Financing Activities
Net change in
Noninterest-bearing, interest-bearing demand and savings deposits	7,062,223	1,325,377	11,977,689
Certificates of deposits	21,936,224	10,160,395	12,190,945
Repayment of note payable	(435,487)	(437,470)	(443,824)
Proceeds from FHLB advances	105,000,000	46,280,000	192,200,000
Repayment of FHLB advances	(85,880,184)	(38,429,745)	(197,327,508)
Net change in advances by borrowers for taxes and insurance	113,720	(128,616)	11,235
Stock repurchased	(7,182,370)	(21,183,942)	(28,224,373)
Proceeds from stock options exercised	974,357	39,800	53,950
Cash dividends	(2,021,410)	(1,895,529)	(2,265,008)
Net cash provided by (used in) financing activities	39,567,073	(4,269,730)	(11,826,894)

Net Change in Cash and Cash Equivalents	(552,171)	(6,937,716)	9,511,616

Cash and Cash Equivalents, Beginning of Year	23,619,957	30,557,673	21,046,057

Cash and Cash Equivalents, End of Year	$23,067,786	$23,619,957	$30,557,673

Additional Cash Flows Information
Interest paid	$19,263,414	$23,462,538	$29,093,891
Income tax paid	3,191,271	3,089,069	1,505,000
Transfers from loans to foreclosed real estate	1,220,234	1,715,157	684,649
Loans transferred to held for sale	---	15,459,187	---
Loans transferred from held for sale	---	11,559,158	---
Mortgage servicing rights capitalized	514,893	524,534	581,773

See Notes to Consolidated Financial Statements

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
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
Investment Securities - Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.
Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

NEXT PAGE

MutualFirstFinancial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one- to- four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual maturity of the loans.

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

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2003, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair values.

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

Reclassifications of certain amounts in the 2002 and 2001 consolidated financial statements have been made to conform to the 2003 presentation.
Stock Options are accounted for under the recognition and measurement principals of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock- based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock- Based Compensation, to stock- based employee compensation.

	2003	2002	2001

Net income, as reported	$8,062	$8,480	$8,080
Less: Stock- based employee compensation cost determined under the fair value method, net of income taxes	(226)	(605)	(292)

Pro forma net income	$7,836	$7,875	$7,788

Earnings per share
Basic - as reported	$ 1.64	$ 1.55	$ 1.16
Basic - pro forma	1.59	1.44	1.12
Diluted - as reported	1.59	1.51	1.16
Diluted - pro forma	1.54	1.41	1.12

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 2: Restriction on Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 was $7,223,000.
Note 3: Investment Securities Available for Sale
	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mortgage- backed securities	$ 3,900	$149	$ (5)	$ 4,044
Collateralized mortgage obligations	8,374	83	- - -	8,457
Federal agencies	3,044	41	- - -	3,085
Small Business Administration	214	1	- - -	215
Corporate obligations	9,756	206	- - -	9,962
Marketable equity securities	7,645	- - -	(86)	7,559
Municipal obligation	150	- - -	- - -	150
Total investment securities	$33,083	$480	$(91)	$33,472

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage- backed securities	$6,615	$309	$- - -	$ 6,924
Collateralized mortgage obligations	9,406	116	(7)	9,515
Federal agencies	1,997	86	- - -	2,083
Small Business Administration	241	- - -	(2)	239
Corporate obligations	7,723	308	- - -	8,031
Marketable equity securities	15,456	4	(40)	15,420
Municipal obligation	150	- - -	- - -	150
Total investment securities	$41,588	$823	$(49)	$42,362

Marketable equity securities consist of shares in mutual funds which invest in government obligations and mortgage- backed securities.

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2003, was $8,247,000, which is approximately 25 percent of the Company's available-for-sale-investment-portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings or meet projected earnings targets.
Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.
Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other- than- temporary impairment is identified.
The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage- backed securities	$732	$(5)	$- -	$- -	$732	$(5)
Marketable equity securities	6,200	(38)	1,315	(48)	7,515	(86)
Total temporarily impaired securities	$6,932	$(43)	$1,315	$(48)	$8,247	$(91)

The amortized cost and fair value of securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2003
	Amortized Cost	Fair Value

Within one year	$ 4,624	$ 4,697
One to five years	8,216	8,390
Five to ten years	60	60
After ten years	50	50
	12,950	13,197
Mortgage- backed securities	3,900	4,044
Collateralized mortgage obligations	8,374	8,457
Small Business Administration	214	215
Marketable equity securities	7,645	7,559
Totals	$33,083	$33,472

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $7,504,000 at December 31, 2003, and $14,928,000 at December 31, 2002.

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $12,172,000, $5,000,000 and $10,261,000. Gross gains of $30,000, $3,000 and $93,000 and gross losses of $23,000, $6,000 and $69,000 were recognized on those sales in 2003, 2002 and 2001.

Proceeds from sales of securities held to maturity during 2001 were $1,500,000. Gross gains of $28,000 and gross losses of $6,000 were recognized on those sales in 2001. The remaining balance of held-to-maturity securities totaling $2,290,000 was reclassified as available for sale.

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 4:     Loans and Allowance

	2003	2002
Loans
Real estate loans
One- to- four family	$391,476	$366,556
Multi family	5,353	8,211
Commercial	65,430	54,252
Construction and development	17,860	14,853
	480,119	443,872
Consumer loans
Auto	40,497	32,997
Home equity	25,401	21,515
Home improvement	20,924	20,135
Mobile home	4,108	5,643
Recreational vehicles	58,222	52,672
Boats	38,096	36,530
Other	3,443	3,322
	190,691	172,814
Commercial business loans	44,362	34,660
Total loans	715,172	651,346

Undisbursed loans in process	(8,160)	(7,240)
Unamortized deferred loan fees and costs, net	3,748	3,293
Allowance for loan losses	(6,779)	(6,286)
Net loans	$703,981	$641,113

	2003	2002	2001
Allowance for loan losses
Balances, January 1	$6,286	$5,449	$6,472
Provision for losses	1,450	1,713	1,282
Recoveries on loans	404	939	61
Loans charged off	(1,361)	(1,815)	(2,366)

Balances, December 31	$6,779	$6,286	$5,449

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

At December 31, 2003 and 2002, accruing loans delinquent 90 days or more totaled $10,000 and $64,000. Non-accruing loans at December 31, 2003 and 2002 were $3,270,000 and $5,032,000.

Information on impaired loans is summarized below.

	2003	2002

Impaired loans with an allowance	$2,089	$2,141

Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	- - -	210

Total impaired loans	$2,089	$2,351

Allowance for impaired loans included in the Company's allowance for loan losses	$ 151	$ 321

	2003	2002	2001

Average balance of impaired loans	$2,942	$3,821	$3,642
Interest income recognized on impaired loans	62	24	114
Interest income recognized on impaired loans - cash basis	22	8	23

Note 5:     Premises and Equipment

	2003	2002

Cost
Land	$ 3,066	$3,067
Buildings and land improvements	9,396	9,010
Equipment	8,571	7,106
Total cost	21,033	19,183
Accumulated depreciation and amortization	(10,962)	(9,996)
Net	$10,071	$9,187

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 6:     Investment In Limited Partnerships

	2003	2002

Pedcor Investments 1987-II (99.00 percent ownership)	$ - - -	$ 642
Pedcor Investments 1988-V (98.97 percent ownership)	364	417
Pedcor Investments 1990-XI (19.79 percent ownership)	40	51
Pedcor Investments 1990-XIII (99.00 percent ownership)	725	752
Pedcor Investments 1997-XXVIII (99.00 percent ownership)	2,800	3,017
Pedcor Investments 1997-XXIX (99.00 percent ownership)	659	737
Pedcor Investments 2001-LI (9.94 percent ownership)	500	---
	$5,088	$5,616

The limited partnerships build, own and operate apartment complexes. The Company records its equity in the net income or loss of the Pedcor Investments 1987-II, 1988-V, 1990-XIII, 1997-XXVIII, 1997-XXIX and 2001-LI based on the Company's interest in the partnerships. The Company has recorded its investment in Pedcor Investments 1990-XI, which represents less than a 20 percent ownership, at amortized cost and records income when distributions are received. The Company recorded losses from these limited partnerships of $323,000, $517,000 and $249,000 for 2003, 2002 and 2001. In addition, the Company has recorded the benefit of low income housing credits of $753,000, $843,000 and $817,000 for 2003, 2002 and 2001. Combined financial statements for the limited partnerships recorded under the equity method of accounting are as follows:
	2003	2002
Combined condensed balance sheets
Assets
Cash	$ 154	$ 204
Land and property	36,128	29,445
Other assets	1,231	1,281

Total assets	$37,513	$30,930

Liabilities
Notes payable	$34,711	$28,695
Other liabilities	1,240	1,512
Total liabilities	35,951	30,207

Partners' equity (deficit)
General partners	(2,487)	(3,705)
Limited partners	4,049	4,428
Total partners' equity	1,562	723

Total liabilities and partners' equity	$37,513	$30,930

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

	2003	2002	2001
Combined condensed statements of operations
Total revenue	$ 3,695	$ 4,369	$ 3,567
Total expenses	(4,129)	(4,882)	(4,124)
Net loss	$ (434)	$ (513)	$ (557)

Note 7:     Deposits

	2003	2002

Noninterest- bearing demand	$ 32,138	$ 28,909
Interest- bearing demand	59,809	62,503
Passbook	57,785	54,677
Money market savings	48,750	45,330
Certificates and other time deposits of $100,000 or more	109,008	78,063
Other certificates	271,872	280,882
Total deposits	$579,362	$550,364

Certificates including other time deposits of $100,000 or more maturing in years ending December 31:

2004	$224,603
2005	95,704
2006	22,420
2007	26,448
2008	11,684
Thereafter	21
$380,880

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 8:     Federal Home Loan Bank Advances

Maturities Years Ending December 31	Amount

2004	$ 48,665
2005	31,210
2006	17,084
2007	3,775
2008	12,994
Thereafter	20,864
$134,592
At December 31, 2003, the Company has pledged $397,000,000 in qualifying first mortgage loans and investment securities as collateral for advances and outstanding letters of credit. Advances, at interest rates from 1.11 to 7.33 percent at December 31, 2003, are subject to restrictions or penalties in the event of prepayment.

Note 9:     Notes Payable

The Bank has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXVIII, L.P. of $1,523,000 and $1,584,000 at December 31, 2003 and 2002 payable in semiannual installments through January 1, 2010. At December 31, 2003 and 2002, the Bank was obligated under an irrevocable direct pay letter of credit for the benefit of a third party in the amount of $1,254,000 relating to this note and the financing for an apartment project by Pedcor Investments 1997-XXVIII L.P.

The Bank also has a noninterest-bearing, unsecured term note payable to Pedcor Investments 1997-XXIX, LP. The note, which is payable in annual installments through August 15, 2008, had a balance of $988,000 and $1,300,000 at December 31, 2003 and 2002.

Maturities Years Ending December 31

2004	$ 360
2005	356
2006	351
2007	366
2008	431
Thereafter	647
$2,511

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 10. Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:
	2003	2002	2001
Loans serviced for
Freddie Mac	$ 90,616	$ 89,432	$ 82,629
Fannie Mae	7,712	12,343	4,924
Federal Home Loan Bank	17,307	12,081	- - -
Other investors	12,327	14,680	12,993
	$127,962	$128,536	$100,546
The aggregate fair value of capitalized mortgage servicing rights at December 31, 2003, 2002 and 2001 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type, and interest rates.

	2003	2002	2001
Mortgage Servicing Rights
Balances, January 1	$1,193	$ 879	$ 428
Servicing rights capitalized	515	524	572
Amortization of servicing rights	(375)	(210)	(121)
	1,333	1,193	879
Valuation allowance	(320)	- - -	- - -

Balances, December 31	$1,013	$1,193	$ 879

During 2003, the Company established a valuation allowance of $320,000. No valuation allowance was necessary at December 31, 2002 and 2001.

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 11:     Income Tax

	2003	2002	2001
Income tax expense
Currently payable
Federal	$2,090	$2,124	$1,804
State	833	889	628
Deferred
Federal	439	411	552
State	(22)	(48)	95
Total income tax expense	$3,340	$3,376	$3,079

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$3,877	$4,031	$3,794
Effect of state income taxes	535	555	477
Low income housing credits	(753)	(843)	(817)
Tax-exempt income	(492)	(439)	(430)
Other	173	72	55

Actual tax expense	$3,340	$3,376	$3,079

Effective tax rate	29.3%	28.5%	27.6%

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The components of the deferred asset included on the balance sheets are as follows:
	2003	2002
Assets
Allowance for loan losses	$2,707	$2,558
Deferred compensation	2,264	2,150
Charitable contribution carryover	188	510
Depreciation and amortization	136	320
Business tax and AMT credit carryovers	515	524
Other	143	518
Total assets	5,953	6,580

Liabilities
FHLB stock	(322)	(210)
State income tax	(232)	(222)
Loan fees	(697)	(1,194)
Investments in limited partnerships	(279)	(28)
Unrealized gain on securities available for sale	(155)	(310)
Mortgage servicing rights	(422)	(498)
Total liabilities	(2,107)	(2,462)
	$ 3,846	$4,118
The Company has a charitable contribution carryover of $552,000 that expires in 2005 and unused business income tax credits of $342,000 expiring in 2017. In addition, the Company has an AMT credit carryover of $173,000 with an unlimited carryover period.

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

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 12:     Other Comprehensive Income

	Before- Tax Amount	2003 Tax Credit	Net- of- Tax Amount

Unrealized losses on securities
Unrealized holding losses arising during the year	$(343)	$117	$(226)
Less: reclassification adjustment for losses realized in net income	7	(2)	5

Net unrealized losses	$(350)	$119	$(231)

	2002
	Before- Tax Amount	Tax Expense	Net- of- Tax Amount

Unrealized gains on securities
Unrealized holding gains arising during the year	$176	$(70)	$106
Less: reclassification adjustment for losses realized in net income	(3)	1	(2)

Net unrealized gains	$179	$(71)	$108

	2001
	Before- Tax Amount	Tax Expense	Net- of- Tax Amount
Unrealized gains on securities
Unrealized holding gains arising during the year	$549	$(216)	$333
Less: reclassification adjustment for gains realized in net income	46	(13)	33

Net unrealized gains	$503	$(203)	$300

Note 13:     Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company' s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statements of financial condition.

NEXT PAGE

MutualFirstFinancial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2003	2002

Loan commitments	$72,419	$67,388
Standby letters of credit	7,165	7,039

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer' s credit worthiness on a case- by- case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management' s credit evaluation. Collateral held varies, but may include residential real estate, income- producing commercial properties, or other assets of the borrower.

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

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current year plus the previous two calendar years. At December 31, 2003, the stockholder' s equity of the Bank was $94,121,000, of which $91,012,000 was restricted, without prior regulatory approval, for dividend distribution to the Company.

NEXT PAGE

MutualFirstFinancial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 15: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 risk- based capital, and core leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off- balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity' s activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank' s operations. At December 31, 2003 and 2002, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2003 that management believes have changed the Bank' s classification.

The Bank' s actual and required capital amounts and ratios are as follows:
	Actual		Required for Adequate Capital [1]		To Be Well Capitalized [1]
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk- based capital [1] (to risk- weighted assets)	$99,636	17.0%	$46,975	8.0%	$58,719	10.0%
Tier 1 risk- based capital [1] (to risk- weighted assets)	92,979	15.8%	23,487	4.0%	35,231	6.0%
Core capital [1] (to adjusted total assets)	92,979	11.3%	24,638	3.0%	41,063	5.0%
Core capital [1] (to adjusted tangible assets)	92,979	11.3%	16,425	2.0%	N/A	N/A
Tangible capital [1] (to adjusted total assets)	92,979	11.3%	12,319	1.0%	N/A	N/A
As of December 31, 2002
Total risk- based capital [1] (to risk- weighted assets)	$96,269	17.7%	$43,585	8.0%	$54,482	10.0%
Tier 1 risk- based capital [1] (to risk- weighted assets)	90,055	16.5%	21,793	4.0%	32,689	6.0%
Core capital [1] (to adjusted total assets)	90,055	11.7%	23,142	3.0%	38,571	5.0%
Core capital [1] (to adjusted tangible assets)	90,055	11.7%	15,428	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	90,055	11.7%	11,571	1.5%	NA	NA
[1] As defined by regulatory agencies

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 16: Employee Benefits

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The contributions are discretionary and determined annually. In 2003, 2002 and 2001, the Company matched employees' contributions at the rate of 50 percent for the first $600 of participant contributions to the 401(k) and made a contribution to the profit- sharing plan of 3 percent of qualified compensation. The Company' s expense for the plan was $225,000, $297,000 and $253,000 for 2003, 2002 and 2001.

The Company has a supplemental retirement plan and deferred compensation arrangements for the benefit of certain officers. The Company also has deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director' s retirement or death. These arrangements are informally funded by life insurance contracts which have been purchased by the Company. The Company records a liability for these vested benefits based on the present value of future payments. The Company' s expense for the plan was $776,000, $695,000 and $689,000 for 2003, 2002 and 2001.

The Company has an ESOP covering substantially all of its employees. At December 31, 2003, 2002 and 2001, the Company had 317,843; 349,626 and 381,395 unearned ESOP shares with a fair value of $7,981,000; $6,916,000 and $5,759,000. Shares are released to participants proportionately as ESOP debt is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. Expense under the ESOP for 2003, 2002 and 2001 was $752,000, $585,000 and $464,000. The following table provides information on ESOP shares at December 31.

	2003	2002	2001

Allocated shares	115,942	80,857	52,389
Suspense shares	317,843	349,626	381,395
Committed- to- be released shares	31,783	31,783	31,783

The Company has a Recognition and Retention Plan (RRP) for the award of up to 232,784 shares of the common stock of the Company to directors and executive officers. Common stock awarded under the RRP vests ratably over a three or five- year period commencing with the date of the grants. Expense recognized on the vested shares totaled approximately $450,000, $768,000 and $1,394,000 in 2003, 2002 and 2001. The unearned portion of these stock awards is presented as a reduction of stockholders' equity.

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 17:     Stock Option Plan

Under the Company' s stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees and directors incentive and non- qualified stock option awards which vest and become fully exercisable at the discretion of the stock option committee as the options are granted. The Company is authorized to grant options for up to 581,961 shares of the Company' s common stock. Under certain provisions of the plan, the number of shares available for grant may be increased without shareholder approval by the amount of shares surrendered as payment of the exercise price of the stock option and by the number of shares of common stock of the Company that could be repurchased by the Company using proceeds from the exercise of stock options. The exercise price of the options, which have a 10 to 15 year life, may not be less than the market price of the Company' s stock on the date of grant; therefore, no compensation expense will be recognized when the options are granted.

The following is a summary of the status of the Company' s stock option plan and changes in that plan for 2003, 2002 and 2001.
	2003		2002		2001
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding, beginning of year	530,086	$14.32	535,714	$14.30	39,521	$10.97
Granted	75,000	25.66	- - -	- - -	507,000	14.50
Exercised	(71,897)	13.55	(3,331)	11.95	(5,807)	9.29
Forfeited/expired	(4,800)	14.50	(2,297)	13.32	(5,000)	14.50
Outstanding, end of year	528,389	16.03	530,086	14.32	535,714	14.30
Options exercisable at year end	337,389		286,619		165,714
Weighted- average fair value of options granted during the year		2.76				2.77

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

At December 31, 2003, certain information by exercise price for options outstanding and exercisable is as follows:

Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life	Number of Shares Exercisable

$12.35	13,912	3.6 years	13,912
14.50	439,477	9.5 years	323,477
25.66	75,000	12.4 years	- - -

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that statement (see Note 1). The fair value of each option grant was estimated on the grant date using an option- pricing model with the following assumptions:

	2003	2001

Risk- free interest rates	2.29%	5.14%
Dividend yields	1.76%	2.19%
Volatility factors of expected market price of common stock	9.30%	8.40%
Weighted- average expected life of the options	8 years	8 years

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 18:     Earnings Per Share

Earnings per share were computed as follows:
	2003
	Income	Weighted- Average Shares	Per- Share Amount

Basic Earnings Per Share
Income available to common shareholders	$8,062	4,904,007	$1.64
Effect of Dilutive Securities
Stock options	- - -	180,507	- - -
Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$8,062	5,084,514	$1.59

	2002
	Income	Weighted- Average Shares	Per- Share Amount

Basic Earnings Per Share
Income available to common shareholders	$8,480	5,484,792	$1.55
Effect of Dilutive Securities
Stock options	- - -	113,378	- - -
Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$8,480	5,598,170	$1.51

	2001
	Income	Weighted- Average Shares	Per- Share Amount

Basic Earnings Per Share
Income available to common shareholders	$8,080	6,949,879	$1.16
Effect of Dilutive Securities
Stock options	- - -	14,426	- - -
Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$8,080	6,964,305	$1.16

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 19: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Investment and Mortgage- Backed Securities - Fair values are based on quoted market prices.

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

Deposits - The fair values of noninterest- bearing, interest- bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed- rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

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

Off- Balance Sheet Commitments - Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short- term nature. The fair values of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount of these investments are reasonable estimates of the fair value of these financial statements.

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

The estimated fair values of the Company' s financial instruments are as follows:
	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$23,068	$23,068	$23,620	$23,620
Securities available for sale	33,472	33,472	42,362	42,362
Loans held for sale	1,975	2,001	7,851	7,965
Loans	703,981	712,277	641,113	656,643
Stock in FHLB	7,264	7,264	6,993	6,993
Cash value of life insurance	26,140	26,140	25,439	25,439
Interest receivable	3,194	3,194	3,201	3,201

Liabilities
Deposits	579,362	580,378	550,364	550,880
FHLB Advances	134,592	142,127	115,403	126,336
Notes payable	2,511	2,188	2,884	2,369
Interest payable	851	851	1,016	1,016
Advances by borrowers for taxes and insurance	1,448	1,448	1,335	1,335

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Note 20:     Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	2003	2002
Assets
Cash on deposit with Bank	$ 1,623	$ 2,355
Cash on deposit with others	24	17
Total cash and cash equivalents	1,647	2,372
Loans receivable	- - -	1,250
Investment in common stock of Bank	94,121	91,440
Deferred income tax	195	621
Other assets	946	866
Total assets	$96,909	$96,549

Liabilities - other	$ (611)	$(168)

Stockholders' Equity	97,520	96,717

Total liabilities and stockholders' equity	$96,909	$96,549

NEXT PAGE

MutualFirstFinancial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Condensed Statements of Income

	2003	2002	2001

Income
Interest income from Bank	$ 20	$ 29	$ 401
Interest income from investments	- - -	8	136
Interest income from loans	116	324	404
Dividends from Bank	5,000	21,500	10,000
Other income	130	137	4
Total income	5,266	21,998	10,945

Expenses	331	230	181

Income before income tax and equity in undistributed income of subsidiary	4,935	21,768	10,764

Income tax expense (benefit)	(18)	105	297

Income before equity in undistributed income of subsidiary	4,953	21,663	10,467

Equity in undistributed income of subsidiary	3,109	(13,183)	(2,387)

Net Income	$8,062	$ 8,480	$ 8,080

NEXT PAGE

MutualFirst Financial, Inc.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(Table Dollar Amounts in Thousands, Except Share and Per Share Data)

Condensed Statements of Cash Flows

	2003	2002	2001
Operating Activities
Net income	$ 8,062	$ 8,480	$ 8,080
Item not requiring (providing) cash
ESOP shares earned	752	585	464
Deferred income tax benefit	426	236	289
Distributions in excess of earnings (undistributed income) of Bank	(3,109)	13,183	2,387
Other	123	(266)	276
Net cash provided by operating activities	6,254	22,218	11,496

Investing Activities
Net change in loans	1,250	1,250	389
Purchase of securities available for sale		- - -	- - -
Proceeds from maturities of securities available for sale	- - -	1,001	1,000
Net cash provided by investing activities	1,250	2,251	1,892

Financing Activities
Stock repurchased	(7,182)	(21,184)	(28,224)
Cash dividends	(2,021)	(1,896)	(2,265)
Proceeds from stock options exercised	974	40	54
Net cash used in financing activities	(8,229)	(23,040)	(30,435)

Net Change in Cash and Cash Equivalents	(725)	1,429	(17,047)

Cash and Cash Equivalents, Beginning of Year	2,372	943	17,990

Cash and Cash Equivalents, End of Year	$ 1,647	$ 2,372	$ 943

END